As filed with the Securities and Exchange Commission on March 27, 2013

File No. 333-182482

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4

ON

FORM S-1

TO

REGISTRATION STATEMENT on FORM S-4 (FILE NO. 333-182482)

Under

The Securities Act of 1933

TILE SHOP HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5713 (Primary Standard Industrial Classification Code Number)	45-5538095 (I.R.S. Employer Identification Number)

14000 Carlson Parkway

Plymouth, Minnesota 55441

(763) 852-2901

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

 Robert A. Rucker
Chief Executive Officer
14000 Carlson Parkway
Plymouth, Minnesota 55441
(763) 852-2901
(Name, address, including zip code, and telephone number,
including area code, of agent for service)	with a copy to: John R. Houston, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street Suite 4000 Minneapolis, Minnesota 55402 (612) 492-7000

  Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☒
Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 on Form S-1 to the Registration Statement on Form S-4 (File No. 333-182482) relates to the public offering of common stock of the registrant upon exercise of certain warrants, as contemplated by the Registration Statement on Form S-4 (File No. 333-182482) (the “Prior Registration Statement”), and is being filed in order to maintain the effectiveness of the Prior Registration Statement to the extent that such Prior Registration Statement pertains to the shares of the registrant’s common stock issuable upon exercise of such warrants.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 27, 2013

PROSPECTUS

12,500,000 Shares

TILE SHOP HOLDINGS, INC.

Common Stock

This prospectus relates to the issuance by us of up to 12,500,000 shares of our common stock, par value $0.0001 per share, upon the exercise of warrants that were originally issued by JWC Acquisition Corp., a Delaware corporation (“JWCAC”), in connection with its initial public offering and that became exercisable for shares of our common stock upon the consummation of the transactions contemplated by that certain Contribution and Merger Agreement (the “Business Combination”), dated as of June 27, 2012, by and among JWCAC, on the one hand, and The Tile Shop, LLC, a Delaware limited liability company (“The Tile Shop”), the members of The Tile Shop (the “Members”), Nabron International Inc., a Bahamas corporation (“Nabron” and, together with the Members other than ILTS, LLC, the “Sellers”), Tile Shop Holdings, Inc., a Delaware corporation (the “Company”), Tile Shop Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TS Holdings, and Peter Jacullo, in his capacity as Sellers’ Representative, on the other hand, at an exercise price of $11.50 per share (each, a “Public Warrant” and collectively, the “ Public Warrants”).

Each Warrant entitles the holder thereof to purchase one share of our common stock upon payment of the exercise price of $11.50 per share. We will receive the proceeds from the exercise of the Public Warrants, but not from the sale of the underlying shares of common stock.

Our common stock is listed on The NASDAQ Global Market under the symbol “TTS.” The Public Warrants are quoted on the Over-the-Counter Bulletin Board under the symbol “TTSAW.” On March 26, 2013, the closing sale prices of our common stock and Public Warrants were $20.99 and $9.45, respectively.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 27, 2013.

You should rely only on the information contained or incorporated by reference in this prospectus. No one has been authorized to provide you with information that is different from that contained or incorporated by reference in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date of such incorporated document.

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INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases you can identify these statements by forward-looking words such as “may,” “might,” “will,” “will likely result,” “should,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “potential,” “continue,” “believes” and similar expressions, although some forward-looking statements are expressed differently.

These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from any expected future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks and uncertainties include, but are not limited to:

•	the level of demand for our products;

•	our ability to grow and remain profitable in the highly competitive retail tile industry;

•	our ability to access additional capital;

•	our ability to attract and retain qualified personnel;

•	changes in general economic, business and industry conditions;

•	our ability to introduce new products that satisfy market demand; and

•	legal, regulatory, and tax developments, including additional requirements imposed by changes in domestic and foreign laws and regulations.

There is no assurance that our expectations will be realized. If one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated, or projected. Such risks and uncertainties also include those set forth under “Risk Factors” herein. Our forward-looking statements speak only as of the time that they are made and do not necessarily reflect our outlook at any other point in time. Except as required by law or regulation, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or for any other reason.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context requires otherwise, the words “Tile Shop Holdings,” “we,” “company,” “us,” and “our” refer to Tile Shop Holdings, Inc. and our consolidated subsidiaries.

Overview

We are a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. We offer a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. We sell over 4,500 products from around the world, including ceramic, porcelain, glass, and stainless steel manufactured tiles and, marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles, primarily under our proprietary Rush River and Fired Earth. , and. We purchase our tile products and accessories directly from producers. We manufacture our own setting and maintenance materials, such as thinset, grout, and sealers under our Superior brand name. We operate 70 stores in 22 states, with an average size of 23,000 square feet. We also sell our products on our website.

We believe that our long-term producer relationships, together with our design, manufacturing and distribution capabilities, enable us to offer a broad assortment of high-quality products to our customers, who are primarily homeowners, at competitive prices. We have invested significant resources to develop our proprietary brands and product sources and believe that we are a leading retailer of stone tiles, accessories, and related materials in the United States.

In 2012, we reported net sales and income from operations of $182.7 million and $34.4 million, respectively. We opened 15 new stores in 2012 and intend to open no fewer than 17 stores in 2013. As of fiscal year end 2012, 2011 and 2010, we had total assets of $176.1 million, $119.0 million, and $108.9 million, respectively.

Organizational History

Tile Shop Holdings, Inc. (“TS Holdings”) was incorporated in Delaware in June 2012. On August 21, 2012, TS Holdings consummated the transactions contemplated pursuant to that certain Contribution and Merger Agreement dated as of June 27, 2012, among TS Holdings, JWC Acquisition Corp., a publicly-held Delaware corporation (“JWCAC”), The Tile Shop, LLC, a privately-held Delaware limited liability company (“The Tile Shop”), and certain other parties. Through a series of transactions, The Tile Shop was contributed to and became a subsidiary of TS Holdings and TS Holdings effected a business combination with and became a successor issuer to JWCAC. These transactions are referred to herein as the “Business Combination.” Unless the context otherwise requires or as otherwise stated herein, all references herein to the “Company,” “Tile Shop,” “we,” “us” and “our” refer to The Tile Shop prior to completion of the Business Combination and TS Holdings following completion of the Business Combination, and all references to “JWCAC” refer to JWCAC prior to completion of the Business Combination.

Competitive Strengths

We believe that the following factors differentiate us from our competitors and position us to continue to grow our specialty tile business.

Inspiring Customer Experience. Our showrooms bring our products to life. Each showroom features up to 60 different mockups, or vignettes, of bathrooms, kitchens, fireplaces, foyers, and other settings that showcase our broad array of products. Each store also features over 1,400 hand-crafted display boards showing tile that we offer for sale. Our stores are spacious, well-lit, and organized by product type to make our customers’ shopping experience easy.

Broad Product Assortment at Attractive Prices. We offer over 4,500 manufactured and natural tile products, setting and maintenance materials, and accessories. We are able to maintain every-day low prices by purchasing tile and accessories directly from producers and manufacturing our own setting and maintenance materials.

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Customer Service and Satisfaction. Our sales personnel are highly-trained and knowledgeable about the technical and design aspects of our products. We offer weekly do-it-yourself classes in all of our showrooms. In addition, we provide one-on-one installation training as required to meet customer needs. We offer a liberal return policy, with no restocking fees.

Worldwide Sourcing Capabilities. We have long-standing relationships with producers of our tiles throughout the world and work with them to design products exclusively for us. We believe that these direct relationships differentiate us from our competitors, who generally purchase commodity products through distributors. We are often the largest or exclusive customer for many of our producers.

Proprietary Branding. We sell the majority of our products under our proprietary brand names, which helps us to differentiate our products from those of our competitors. We offer products across a range of price points and quality levels that allow us to target discrete market segments and to appeal to diverse groups of customers.

Centralized Distribution System. We service our retail locations from three distribution centers. Our distribution centers can cost-effectively service stores within a 700-mile radius, providing us with the ability to open new locations in markets where we believe that we have a competitive advantage or see attractive demographics.

Growth Strategy

We intend to increase our net sales and profitability through a combination of new store openings and same store sales growth. In the five years ended December 31, 2012, we grew through a combination of opening 29 new retail locations and increases in same store sales. We expect to continue to gain market share. Specific elements of our strategy for continued growth include the following:

Open New Stores. We believe that the highly-fragmented U.S. retail tile market provides us with a significant opportunity to expand our store base. During 2012, we opened 15 new stores. We intend to open no fewer than 17 new stores in 2013, primarily in our existing markets, northeast, southeast , mid-Atlantic, and south-west regions of the United States. We believe that there will continue to be additional expansion opportunities in the United States. We expect our store base growth to increase operational efficiencies.

Increase Sales and Profitability of Existing Stores. We believe that our ongoing investment in new products and our enhanced training program for our sales associates, together with our associate incentive compensation structure, will result in continued same store sales growth.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business.

Corporate Information

Our principal executive offices are located at 14000 Carlson Parkway, Plymouth, Minnesota, 55441, and our telephone number is (763) 852-2901. Our website address is www.tileshop.com. We had approximately 762 employees as of December 31, 2012. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical financial information derived from (i) our audited financial statements included elsewhere in this prospectus as of December 31, 2012 and for the year ended December 31, 2012, (ii) The Tile Shop’s audited financial statements included elsewhere in this prospectus as of December 31, 2011 and for the years ended December 31, 2011 and 2010 and (iii) The Tile Shop’s audited financial statements not included in this prospectus as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008. The following selected financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, or for the year ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share)
Statement of Income Data
Net sales	$182,650	$152,717	$135,340	$116,247	$118,960
Cost of sales	49,626	40,321	36,124	31,706	34,001
Gross profit	133,024	112,396	99,216	84,541	84,959
Selling, general and administrative expenses	94,716	78,368	68,105	60,051	61,322
Deferred compensation expense	3,897	1,415	450	120	260
Income from operations	34,411	32,613	30,661	24,370	23,377
Interest expense	1,252	443	467	545	592
Change in value of warrants	82,063	-	-	-	-
Other income (expense)	15	(77)	124	73	675
Income (loss) before income taxes	(48,889)	32,093	30,318	23,898	23,460
Benefit (provision) for income taxes(1)	2,002	(733)	(609)	(675)	(724)
Net income (loss)	$(46,887)	$31,360	$29,709	$23,223	$22,736
Earnings (loss) per share	$(1.31)	$0.97	$0.92	$0.72	$0.70
Weighted average share outstanding	35,838	32,261	32,330	32,330	32,330
Balance Sheet Data
Cash and cash equivalents	$2,987	$6,283	$14,117	$17,850	$3,631
Inventories	46,890	43,744	35,358	26,342	28,046
Total assets	176,074	119,005	108,890	95,632	80,225
Warrant liability	95,645	-	-	-	-
Total debt and capital lease obligations, including current maturities	74,824	4,852	5,582	4,574	5,035
Total stockholders' equity (deficit)	(44,763)	75,147	69,437	62,000	49,586
Working capital	36,389	34,852	34,895	31,851	18,949
Cash Flow Data
Net cash provided by operating activities	$47,222	$34,722	$32,461	$34,729	$25,156
Net cash used in investing activities	(29,064)	(18,561)	(14,376)	(8,267)	(9,435)
Net cash used in financing activities	(21,454)	(23,995)	(21,818)	(12,243)	(12,728)
Other Selected Financial Data (unaudited)
Adjusted EBITDA(2)	$50,634	$42,602	$38,472	$31,576	$30,818
Adjusted EBITDA margin(2)	27.7%	27.9%	28.4%	27.2%	25.9%
Gross margin(3)	72.8%	73.6%	73.3%	72.7%	71.4%
Operating income margin(4)	18.8%	21.4%	22.7%	21.0%	19.7%
Same stores sales growth(5)	7.1%	6.4%	11.4%	(4.6)%	(3.4)%

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(1) Historical amounts do not include pro forma adjustments for income taxes as a result of our change in tax status, which was effective on August 21, 2012 upon consummation of the Business Combination.

(2) W e calculate Adjusted EBITDA by taking net income calculated in accordance with accounting principles generally accepted in the United States, or GAAP, and adding interest expense, non-cash warrant related expense, income taxes, depreciation and amortization, deferred compensation, and stock-based compensation. Adjusted EBITDA margin is equal to Adjusted EBITDA divided by net sales. We believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors.

(3) Gross margin is gross profit divided by net sales.

(4) Operating income margin is income from operations divided by net sales.

(5) Same store sales growth is the percentage change in sales of comparable stores period over period. A store is considered comparable on the first day of the 13th month of operation. Same store sales growth amounts include total charges to customers less any actual returns. We do not include estimated return provisions or sale allowances in the same store sales calculation, as return reserves are calculated on a consolidated level, and the analysis does not include website sales. Same store sales data reported by other companies may be prepared on a different basis and therefore may not be useful for purposes of comparing our results to those of other businesses.

Reconciliation of Non-GAAP Adjusted EBITDA to GAAP Net Income (loss)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Net Income (loss)	$(46,887)	$31,360	$29,709	$23,223	$22,736
Interest expense	1,252	443	467	545	592
Income taxes	(2,002)	733	609	675	724
Change in warrant liability	82,063	-	-	-	-
Depreciation and amortization	10,530	8,651	7,237	7,013	6,506
Deferred compensation expense	3,897	1,415	450	120	260
Secondary offering fees	400	-	-	-	-
Stock-based compensation	1,381	-	-	-	-
Adjusted EBITDA	$50,634	$42,602	$38,472	$31,576	$30,818

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures and not to rely on any single financial measure to evaluate our business.

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RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Our business is dependent on general economic conditions in our markets.

Our revenues depend, in part, on discretionary spending by our customers. Pressure on discretionary income brought on by economic downturns and slow recoveries, including housing market declines, rising energy prices, and weak labor markets, may cause consumers to reduce the amount that they spend on discretionary items. If recovery from the current economic downturn continues to be slow or prolonged, our growth, prospects, results of operations, cash flows, and financial condition could be adversely impacted. General economic conditions and discretionary spending are beyond our control and are affected by, among other things:

•	consumer confidence in the economy;

•	unemployment trends;

•	consumer debt levels;

•	consumer credit availability;

•	the housing market;

•	gasoline and fuel prices;

•	interest rates and inflation;

•	price deflation, including due to low-cost imports;

•	slower rates of growth in real disposable personal income;

•	natural disasters;

•	national security concerns;

•	tax rates and tax policy; and

•	other matters that influence consumer confidence and spending.

Increasing volatility in financial markets may cause some of the above factors to change with an even greater degree of frequency and magnitude than in the past.

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Our ability to grow and remain profitable may be limited by direct or indirect competition in the retail tile industry, which is highly competitive.

The retail tile industry in the United States is highly competitive. Participants in the tile industry compete primarily based on product variety, customer service, store location, and price. There can be no assurance that we will be able to continue to compete favorably with our competitors in these areas. Our store competitors include large national home centers (such as Home Depot and Lowe’s), regional and local specialty retailers of tile (such as Tile America, World of Tile, Century Tile, and Floor and Décor), factory direct stores (such as Dal-Tile and Florida Tile) and privately-owned, single-site stores. We also compete indirectly with companies that sell other types of floor coverings, including wood floors, carpet, and vinyl sheet. In the past, we have faced periods of heightened competition that materially affected our results of operations. Certain of our competitors have greater name recognition, longer operating histories, more varied product offerings, and substantially greater financial and other resources than us. Accordingly, we may face periods of intense competition in the future that could have a material adverse effect on our planned growth and future results of operations. In addition, the barriers to entry into the retail tile industry are relatively low. New or existing retailers could enter our markets and increase the competition that we face. In addition, manufacturers and vendors of tile and related products, including those whose products we currently sell, could enter the U.S. retail tile market and start directly competing with us. Competition in existing and new markets may also prevent or delay our ability to gain relative market share. Any of the developments described above could have a material adverse effect on our planned growth and future results of operations.

If we fail to successfully manage the challenges that our planned growth poses or encounter unexpected difficulties during our expansion, our revenues and profitability could be materially adversely affected.

One of our long term objectives is to increase revenues and profitability through market share leadership. Our ability to achieve market share leadership, however, is contingent upon our ability to open new stores and achieve operating results in new stores at the same level as our similarly situated current stores. There can be no assurance that we will be able to open stores in new markets at the rate required to achieve market leadership in such markets, identify and obtain favorable store sites, arrange favorable leases for stores, or obtain governmental and other third-party consents, permits, and licenses needed to open or operate stores in a timely manner, train and hire a sufficient number of qualified managers for new stores, attract a strong customer base and brand familiarity in new markets, or successfully compete with established retail tile stores in the new markets that we enter. Failure to open new stores in an effective and cost-efficient manner could place us at a competitive disadvantage as compared to retailers who are more adept than us at managing these challenges, which, in turn, could negatively affect our overall operating results.

Our same store sales fluctuate due to a variety of economic, operating, industry and environmental factors and may not be a fair indicator of our overall performance.

Our same store sales have experienced fluctuations, which can be expected to continue. Numerous factors affect our same store sales results, including among others, the timing of new and relocated store openings, the relative proportion of new and relocated stores to mature stores, cannibalization resulting from the opening of new stores in existing markets, changes in advertising and other operating costs, the timing and level of markdowns, changes in our product mix, weather conditions, retail trends, the retail sales environment, economic conditions, inflation, the impact of competition, and our ability to execute our business strategy efficiently. As a result, same store sales or operating results may fluctuate, and may cause the price of our securities to fluctuate significantly. Therefore, we believe that period-to-period comparisons of our same store sales may not be a fair indicator of our overall operating performance.

We intend to open additional stores in our existing markets, which may diminish sales by existing stores in those markets and strain our ability to find qualified personnel or divert our resources from our existing stores, negatively affecting our overall operating results.

Our expansion strategy includes plans to open additional stores in our existing markets as part of our plan to open no fewer than 17 new stores in 2013. Because our stores typically draw customers from their local areas, additional stores may draw customers away from nearby existing stores and may cause same store sales performance at those existing stores to decline, which may adversely affect our overall operating results. In addition, our ability to open additional stores will be dependent on our ability to promote and/or recruit enough qualified field managers, store managers, assistant store managers, and sales associates. The time and effort required to train and supervise a large number of new managers and associates and integrate them into our culture may divert resources from our existing stores. If we are unable to profitably open additional stores in existing markets and limit the adverse impact of those new stores on existing stores, it may reduce our same store sales and overall operating results during the implementation of our expansion strategy.

Our expansion strategy will be dependent upon, and limited by, the availability of adequate capital.

Our expansion strategy will require additional capital for, among other purposes, opening new stores and entering new markets. Such capital expenditures will include researching real estate and consumer markets, lease, inventory, property and equipment costs, integration of new stores and markets into company-wide systems and programs, and other costs associated with new stores and market entry expenses and growth. If cash generated internally is insufficient to fund capital requirements, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to us. In addition, our credit facility may limit the amount of capital expenditures that we may make annually, depending on our leverage ratio. If we fail to obtain sufficient additional capital in the future or we are unable to make capital expenditures under our credit facility, we could be forced to curtail our expansion strategies by reducing or delaying capital expenditures relating to new stores and new market entry. As a result, there can be no assurance that we will be able to fund our current plans for the opening of new stores or entry into new markets.

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We depend on a number of suppliers, and any failure by any of them to supply us with products may impair our inventory and adversely affect our ability to meet customer demands, which could result in a decrease in revenues and/or gross margin.

Our current suppliers may not continue to sell products to us on acceptable terms or at all, and we may not be able to establish relationships with new suppliers to ensure delivery of products in a timely manner or on terms acceptable to us. We do not have long-term contractual supply agreements with our suppliers which obligate them to supply us with products at specified quantities or prices. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. We are also dependent on suppliers for assuring the quality of merchandise supplied to us. Our inability to acquire suitable merchandise in the future or the loss of one or more of our suppliers and our failure to replace them may harm our relationship with our customers and our ability to attract new customers, resulting in a decrease in net sales.

We source the approximately 4,500 products that we stock and sell from over 115 domestic and international vendors. We source a large number of those products from foreign manufacturers, including approximately 52% of our products from a group of 10 suppliers located primarily in Asia. We generally take title to these products overseas and are responsible for arranging shipment to our distribution centers. Financial instability among key vendors, political instability, trade restrictions, tariffs, currency exchange rates, and transport capacity and costs are beyond our control and could negatively impact our business if they seriously disrupt the movement of products through our supply chain or increased the costs of our products.

If our suppliers do not use ethical business practices or comply with applicable laws and regulations, our reputation could be harmed due to negative publicity and we could be subject to legal risk.

We do not control the operations of our suppliers. Accordingly, we cannot guarantee that our suppliers will comply with applicable environmental and labor laws and regulations or operate in a legal, ethical, and responsible manner. Violation of environmental, labor or other laws by our suppliers or their failure to operate in a legal, ethical, or responsible manner, could reduce demand for our products if, as a result of such violation or failure, we attract negative publicity. Further, such conduct could expose us to legal risks as a result of the purchase of products from non-compliant suppliers.

If customers are unable to obtain third-party financing at satisfactory rates, sales of our products could be materially adversely affected.

Our business, financial condition, and results of operations have been, and may continue to be affected, by various economic factors. Deterioration in the current economic environment could lead to reduced consumer and business spending, including by our customers. It may also cause customers to shift their spending to products that we either do not sell or that generate lower profitably for us. Further, reduced access to credit may adversely affect the ability of consumers to purchase our products. This potential reduction in access to credit may adversely impact our ability to offer customers credit card financing through third party credit providers on terms similar to those offered currently, or at all. In addition, economic conditions, including decreases in access to credit, may result in financial difficulties leading to restructuring, bankruptcies, liquidations and other unfavorable events for our customers, which may adversely impact our industry, business, and results of operations.

Any failure by us to successfully anticipate consumer trends may lead to loss of consumer acceptance of our products, resulting in reduced revenues.

Our success depends on our ability to anticipate and respond to changing trends and consumer demands in a timely manner. If we fail to identify and respond to emerging trends, consumer acceptance of our merchandise and our image with current or potential customers may be harmed, which could reduce our revenues. Additionally, if we misjudge market trends, we may significantly overstock unpopular products and be forced to reduce the sales price of such products, which would have a negative impact on our gross profit and cash flow. Conversely, shortages of products that prove popular could also reduce our revenues.

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We depend on a few key employees, and if we lose the services of certain of our executive officers, we may not be able to run our business effectively.

Our future success depends in part on our ability to attract and retain key executive, merchandising, marketing, and sales personnel. Our executive officers include Robert Rucker, president and chief executive officer; Timothy Clayton, chief financial officer; Carl Randazzo, senior vice president — retail; and Joseph Kinder, senior vice president — operations. We have employment and non-compete arrangements with each of Messrs. Rucker, Clayton, Randazzo, and Kinder. If any of these executive officers ceases to be employed by us, we would have to hire additional qualified personnel. Our ability to successfully hire other experienced and qualified executive officers cannot be assured, and may be difficult because we face competition for these professionals from our competitors, our suppliers and other companies operating in our industry. As a result, the loss or unavailability of any of our executive officers could have a material adverse effect on us.

We have entered into a $100 million credit facility. The burden of this additional debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions, and prevent us from fulfilling our debt obligations or from funding our expansion strategy.

In connection with the Business Combination, we issued promissory notes in an aggregate principal amount of approximately $70 million. We have entered into a credit facility with Bank of America, N.A., as administrative agent and The Huntington National Bank, as syndication agent, for $100 million, including a term loan of $25 million and a revolving credit facility of $75 million, which we have used, in part, to repay the promissory notes issued in connection with the Business Combination. The terms of our credit facility and the burden of the indebtedness incurred thereunder could have serious consequences for us, such as:

•	limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, expansion strategy, or other needs;

•	placing us at a competitive disadvantage compared to competitors with less debt;

•	increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry, and competitive conditions; and

•	increasing our vulnerability to increases in interest rates if borrowings under the credit facility are subject to variable interest rates.

Our credit facility also contains negative covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur indebtedness;

•	create liens;

•	engage in mergers or consolidations;

•	sell assets (including pursuant to sale and leaseback transactions);

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, acquisitions, loans, or advances;

•	make capital expenditures;

•	repay, prepay, or redeem certain indebtedness;

•	engage in certain transactions with affiliates;

•	enter into agreements limiting subsidiary distributions;

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•	enter into agreements limiting the ability to create liens;

•	amend our organizational document in a way that has a material effect on the lenders or administrative agent under our credit facility; and

•	change our lines of business.

A breach of any of these covenants could result in an event of default under our credit facility. Upon the occurrence of an event of default, the lender could elect to declare all amounts outstanding under such facility to be immediately due and payable and terminate all commitments to extend further credit, or seek amendments to our debt agreements that would provide for terms more favorable to such lender and that we may have to accept under the circumstances. If we were unable to repay those amounts, the lender under our credit facility could proceed against the collateral granted to them to secure that indebtedness.

If we fail to hire, train, and retain qualified store managers, sales associates, and other employees, our enhanced customer service could be compromised and we could lose sales to our competitors.

A key element of our competitive strategy is to provide product expertise to our customers through our extensively trained, commissioned sales associates. If we are unable to attract and retain qualified personnel and managers as needed in the future, including qualified sales personnel, our level of customer service may decline, which may decrease our revenues and profitability.

If we are unable to renew or replace current store leases or if we are unable to enter into leases for additional stores on favorable terms, or if one or more of our current leases is terminated prior to expiration of its stated term and we cannot find suitable alternate locations, our growth and profitability could be negatively impacted.

We currently lease all of our store locations. Many of our current leases provide us with the unilateral option to renew for several additional rental periods at specific rental rates. Our ability to re-negotiate favorable terms on an expiring lease or to negotiate favorable terms for a suitable alternate location, and our ability to negotiate favorable lease terms for additional store locations, could depend on conditions in the real estate market, competition for desirable properties, our relationships with current and prospective landlords, or on other factors that are not within our control. Any or all of these factors and conditions could negatively impact our growth and profitability.

Compliance with laws or changes in existing or new laws and regulations or regulatory enforcement priorities could adversely affect our business.

We must comply with various laws and regulations at the local, regional, state, federal, and international levels. These laws and regulations change frequently and such changes can impose significant costs and other burdens of compliance on our business and vendors. Any changes in regulations, the imposition of additional regulations, or the enactment of any new legislation that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, tax, or environmental issues, or compliance with the Foreign Corrupt Practices Act, could have an adverse impact on our financial condition and results of operations. Changes in enforcement priorities by governmental agencies charged with enforcing existing laws and regulations can increase our cost of doing business.

We may also be subject to audits by various taxing authorities. Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could have an adverse effect on our business and results of operations.

As our stores are generally concentrated in the mid-western and mid-Atlantic regions of the United States, we are subject to regional risks.

We have a high concentration of stores in the mid-western and mid-Atlantic regions. If these markets individually or collectively suffer an economic downturn or other significant adverse event, there could be an adverse impact on same store sales, revenues, and profitability, and the ability to implement our planned expansion program. Any natural disaster or other serious disruption in these markets due to fire, tornado, hurricane, or any other calamity could damage inventory and could result in decreased revenues.

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Our results may be adversely affected by fluctuations in raw material and energy costs.

Our results may be affected by the prices of the materials used in the manufacture of tile, setting and maintenance materials, and related accessories that we sell. These prices may fluctuate based on a number of factors beyond our control, including: oil prices, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates, and government regulation. In addition, energy costs have fluctuated dramatically in the past and may fluctuate in the future. These fluctuations may result in an increase in our transportation costs for distribution from the manufacturer to our distribution center and from our regional distribution centers to our retail stores, utility costs for our distribution and manufacturing centers and retail stores, and overall costs to purchase products from our vendors.

We may not be able to adjust the prices of our products, especially in the short-term, to recover these cost increases in raw materials and energy. A continual rise in raw material and energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our financial condition and results of operations.

Our success is highly dependent on our ability to provide timely delivery to our customers, and any disruption in our delivery capabilities or our related planning and control processes may adversely affect our operating results.

Our success is due in part to our ability to deliver products quickly to our customers, which relies on successful planning and distribution infrastructure, including ordering, transportation and receipt processing, and the ability of suppliers to meet distribution requirements. Our ability to maintain this success depends on the continued identification and implementation of improvements to our planning processes, distribution infrastructure, and supply chain. We also need to ensure that our distribution infrastructure and supply chain keep pace with our anticipated growth and increased number of stores. The cost of these enhanced processes could be significant and any failure to maintain, grow, or improve them could adversely affect our operating results. Our business could also be adversely affected if there are delays in product shipments due to freight difficulties, strikes, or other difficulties at our suppliers’ principal transport providers, or otherwise.

Damage, destruction, or disruption of our distribution and manufacturing centers could significantly impact our operations and impede our ability to produce and distribute our products.

We rely on three regional distribution centers to supply products to all of our retail stores. In addition, we rely on our manufacturing centers, located at our distribution centers, to manufacture our setting and maintenance materials. If any of these facilities, or the inventory stored in these facilities, were damaged or destroyed by fire or other causes, our distribution or manufacturing processes would be disrupted, which could cause significant delays in delivery. This could negatively impact our ability to stock our stores and deliver products to our customers, and cause our revenues and operating results to deteriorate.

Our ability to control labor costs is limited, which may negatively affect our business.

Our ability to control labor costs is subject to numerous external factors, including prevailing wage rates, the impact of legislation or regulations governing healthcare benefits or labor relations, such as the Employee Free Choice Act, and health and other insurance costs. If our labor and/or benefit costs increase, we may not be able to hire or maintain qualified personnel to the extent necessary to execute our competitive strategy, which could adversely affect our results of operations.

Our business exposes us to personal injury and product liability claims, which could result in adverse publicity and harm to our brands and our results of operations.

We are from time to time subject to claims due to the injury of an individual in our stores or on our property. In addition, we may be subject to product liability claims for the products that we sell. Our purchase orders generally do not require the manufacturer to indemnify us against any product liability claims arising from products purchased by us. Any personal injury or product liability claim made against us, whether or not it has merit, could be time-consuming and costly to defend, resulting in adverse publicity or damage to our reputation, and have an adverse effect on our results of operations. In addition, any negative publicity involving our vendors, employees, and other parties who are not within our control could negatively impact us.

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Our business operations could be disrupted if our information technology systems fail to perform adequately or we are unable to protect the integrity and security of our customers’ information.

We depend upon our information technology systems in the conduct of all aspects of our operations. If our information technology systems fail to perform as anticipated, we could experience difficulties in virtually any area of our operations, including but not limited to replenishing inventories or delivering products to store locations in response to consumer demands. It is also possible that our competitors could develop better online platforms than us, which could negatively impact our internet sales. Any of these or other systems-related problems could, in turn, adversely affect our revenues and profitability.

In addition, in the ordinary course of our business, we collect and store certain personal information from individuals, such as our customers and suppliers, and we process customer payment card and check information. We also store credit card information and other personal information about our customers and we are currently assessing our compliance laws associated with the collection, security, and handling of personal information and intend to make any required changes in our systems and policies in response to this assessment. Our failure to comply with such laws, a breach of our network security and systems, or other events that cause the loss or public disclosure of, or access by third parties to, our customers’ personal information could have serious negative consequences for our business, including possible fines, penalties and damages, an unwillingness of customers to provide us with their credit card or payment information, harm to our reputation and brand, loss of our ability to accept and process customer credit card orders, and time-consuming and expensive litigation.

Computer hackers may attempt to penetrate our computer systems and, if successful, misappropriate personal information, payment card or check information, or confidential business information. In addition, an employee, contractor, or other third party with whom we do business may attempt to circumvent our security measures in order to obtain such information. The techniques used to obtain unauthorized access or sabotage systems change frequently and may originate from less regulated or remote areas around the world. As a result, we may be unable to proactively address these techniques or to implement adequate preventative measures.

Many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether successful or not, would harm our reputation and could cause the loss of customers.

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002 that are applicable to us.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002. The standards required for us as a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of us as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us. If management is not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, management may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

Prior to the Business Combination, we were not required to comply with Section 404 of the Sarbanes-Oxley Act of 2002. As such, we did not make an assessment of the effectiveness of our internal controls over financial reporting nor did we engage our auditors to express, nor have our auditors expressed an opinion on the effectiveness of our internal controls over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, our auditors informed us that they had identified a material weakness in our internal controls over financial reporting related to deficiencies in the financial statement close process. Under the standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We were able to remediate our historical material weakness during 2012. The primary factors contributing to the material weakness in our financial statement close process were:

•	We lacked sufficient personnel with requisite competencies within our finance function for a company of our size and complexity.

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•	We did not maintain financial close processes, procedures, and reporting systems that were adequately designed to support the accurate and timely reporting of our financial results.

During 2012, we hired a chief financial officer who initiated an analysis of our internal accounting controls and procedures. This process has resulted in a number of changes to our processes and procedures that have served to strengthen our controls over financial reporting. We also remedied the historical material weakness identified by our auditors in connection with their audit of our consolidated financial statements for the year ended December 31, 2011 by designing and implementing a formalized financial reporting process that includes: conducting properly prepared, supported, and reviewed balance sheet reconciliations; conducting properly prepared, supported, and reviewed journal entries; following a properly completed and approved financial close checklist; and abiding by a financial reporting calendar. We have effectively remediated the material weakness as of December 31, 2012.

As disclosed in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, in connection with the preparation of our consolidated financial statements for the year ended December 31, 2012, management identified that previously-issued financial statements for the three and nine months ended September 30, 2012 contained a misstatement relating to our accounting for our outstanding common stock purchase warrants. As a result of the restatement, a material weakness was identified in our internal controls relating to our identification and analysis of the complex accounting, and financial reporting attributes associated with certain non-routine transactions such as our common stock purchase warrant agreements, including not utilizing qualified external experts to supplement internal resources. We plan to implement additional procedures to remediate this material weakness. These additional procedures will include developing common processes for identifying non-routine events and transactions that may require the involvement of subject matter experts; developing a common methodology for assessing the accounting, disclosure and reporting implications surrounding non-routine transactions; increasing our critical analysis of the guidance and recommendations provided by subject matter experts; and developing an appropriate concluding framework that enables management to consider all relevant input in arriving at a conclusion. As we continue to evaluate and work to improve our internal control processes, we may determine that additional measures are necessary to address the control deficiency or may modify the remediation plan described above. If not remediated, this material weakness could result in future material misstatements to our financial statements.

If another material weakness were to occur in the future, we may be unable to produce accurate and timely financial statements. Any failure to timely provide required financial information could materially and adversely impact our financial condition and the market value of our securities.

Concentration of ownership may have the effect of delaying or preventing a change in control.

Our directors, executive officers, and holders of more than 5% of our common stock, together with their affiliates, beneficially hold a majority of our outstanding shares of common stock. As a result, these stockholders, if acting together, have the ability to determine the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our securities.

Future sales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

In connection with the Business Combination and the underwritten public offering of our common stock by certain of our stockholders in December 2012, our officers, directors and certain stockholders, who, immediately following the Business Combination, collectively held an aggregate of 34,305,233 shares of our common stock, agreed to refrain from selling such shares for periods of time that have now passed. As a result, our directors, officers and the selling stockholders in the December 2012 underwritten public offering may sell their shares at any time, subsequent to compliance with applicable securities laws. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our common stock.

In addition, the former direct and indirect holders of equity interests in The Tile Shop and the JWCAC founders hold registration rights, subject to certain limitations, with respect to our common stock that they received in the Business Combination pursuant to a registration rights agreement. The holders of a majority in interest of our common stock held by the former direct and indirect holders of equity interests in The Tile Shop will be entitled to require us, on up to four occasions, to register under the Securities Act of 1933, as amended, or the Securities Act, the shares of common stock that they received in the Business Combination. The holders of a majority in interest of our common stock held by the JWCAC founders will be entitled to require us, on up to two occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination, and any shares that may be issued pursuant to the exercise of certain warrants held by them. The presence of these additional securities trading in the public market may have an adverse effect on the market price of our common stock.

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Although our common stock is currently listed on The NASDAQ Global Market, there can be no assurance that we will be able to comply with the continued listing standards.

The NASDAQ Global Market may delist our common stock from trading on its exchange for failure to meet the continued listing standards. If our common stock were delisted from The NASDAQ Global Market, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our common stock;

•	a determination that our common stock is a “penny stock” would require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our securities may decline and/or be volatile.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there had not been a public market for our securities or The Tile Shop’s securities, and trading in JWCAC’s securities had not been active. An active, liquid, and orderly market for our securities may not be sustained and the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price that you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	the effects of seasonality on our business cycle;

•	success of competitive retailers;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning us, the housing market, the retail specialty tile market, or the retail market in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	our ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

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•	the volume of shares of our common stock available for public sale;

•	any major change in our board of directors or management;

•	sales of substantial amounts of common stock by our directors, executive officers, or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The NASDAQ Global Market and the stock market in general have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these securities, and of our securities, may not be predictable. A loss of investor confidence in the market for retail securities or the securities of other companies that investors perceive to be similar to us could depress the price of our securities regardless of our business, prospects, financial conditions, or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our common stock adversely, the price and trading volume of our common stock could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who covers us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline.

The exercise of warrants to purchase shares of our common stock will increase the number of shares eligible for future resale in the public market and result in dilution to our existing stockholders.

As of December 31, 2012, there were outstanding warrants to purchase an aggregate of 17,485,495 shares of our common stock. As described in more detail in the section entitled “Price Range of Securities,” since December 31, 2012, an aggregate of 5,297,124 warrants have been exercised and an aggregate of 3,609,171 shares have been issued upon such exercises. To the extent additional warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to the existing holders of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

Our management will have broad discretion over the use of the proceeds that we receive from the exercise of the warrants to purchase shares of our common stock and might not apply the proceeds in ways that increase the value of our securities.

Our management will have broad discretion to use the proceeds that we receive from the exercise of warrants to purchase shares of our common stock, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value of our securities. We intend to use these proceeds to repurchase outstanding warrants in order to manage share dilution and general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, repayment of indebtedness, and capital expenditures. We may also use a portion of these proceeds to acquire or invest in complementary products or businesses, or to repurchase outstanding stock or warrants. Until we use these proceeds, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the proceeds that we receive from the exercise of warrants in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause the price of our securities to decline. You will not have the opportunity to influence our decisions on how we use the proceeds that we receive from the exercise of warrants.

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We may redeem certain outstanding warrants to purchase shares of our common stock prior to their exercise at a time that it is disadvantageous to the holders thereof, thereby making such warrants worthless.

We have the ability to redeem the outstanding warrants to purchase shares of our common stock at any time prior to their expiration at a price of $0.01 per warrant, provided that (i) the last reported sale price of our common stock equals or exceeds $18.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before we send the notice of such redemption and (ii) on the date that we give notice of redemption and during the entire period thereafter until the time all such warrants are redeemed, there is an effective registration statement under the Securities Act covering the shares of our common stock issuable upon exercise of such warrants and a current prospectus relating to them is available. Redemption of such warrants could force the holders thereof:

•	to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;

•	to sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or

•	to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants.

Registration of the shares of common stock underlying outstanding warrants and a current prospectus may not be in place when an investor desires to exercise warrants and, accordingly, we may be required to permit holders of such warrants to exercise their warrants on a cashless basis.

Under the agreement governing certain of our outstanding warrants to purchase shares of our common stock, we are obligated to use our best efforts to maintain the effectiveness of a registration statement under the Securities Act for the shares of common stock issuable exercise of such warrants, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. In addition, we are obligated to use our best efforts to register the shares of common stock issuable upon exercise of a warrant under the blue sky laws of the states of residence of the exercising warrant holder to the extent an exemption is not available.

In connection with the Business Combination, we registered the shares of common stock issuable upon exercise of such warrants on our registration statement on Form S-4 and intend to continue the effectiveness of such registration statement by filing any necessary post-effective amendments thereto. Nevertheless, if the effectiveness of such registration statement is not maintained, we will be required to permit holders to exercise their warrants on a cashless basis under certain circumstances specified in the warrant agreement.

Our recent restatement to classify our outstanding warrants to purchase common stock as a derivative liability has imposed limitations on our ability to pay dividends and purchase our common stock and could adversely affect our ability to enter into new, or maintain existing, leases, our credit agreement and other material agreements.

As disclosed on our Form 8-K filed with the SEC on February 20, 2013, we are required, pursuant to Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity, to classify our outstanding common stock purchase warrants (the “warrants”) as a derivative liability and to calculate the change in the fair value of the warrants at the end of each fiscal quarter. The classification of the warrants as a derivative liability resulted in the value of our total liabilities exceeding the value of our total assets, which may cause us to be considered technically insolvent. Under Delaware law, dividends on capital stock may only be paid from "surplus," which is defined as the amount by which our total assets exceeds the sum of our total liabilities, including contingent liabilities, and the amount of our capital; if there is no surplus, cash dividends on capital stock may only be paid from our net profits for the then current and/or the preceding fiscal year. In addition, under Delaware law, we may not purchase or redeem our outstanding capital stock when our capital is impaired, which is the case when we are technically insolvent. Accordingly, our ability to pay dividends and to purchase or redeem our outstanding capital stock may be limited under Delaware law. Our technical insolvency may also have adverse effects on our ability to enter into new, or remain out of default under existing, material agreements and on other aspects of our business, such as by limiting our ability to procure additional financing on reasonable terms.

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We are a holding company with no business operations of our own and depend on cash flow from The Tile Shop to meet our obligations.

We are a holding company with no business operations of our own or material assets other than the equity of our subsidiaries. All of our operations are conducted by our subsidiary, The Tile Shop. As a holding company, we will require dividends and other payments from our subsidiaries to meet cash requirements. The terms of any credit facility may restrict our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. If there is an insolvency, liquidation, or other reorganization of any of our subsidiaries, our stockholders likely will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before us, as an equity holder, would be entitled to receive any distribution from that sale or disposal. If The Tile Shop is unable to pay dividends or make other payments to us when needed, we will be unable to satisfy our obligations.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	controlling the procedures for the conduct and scheduling of stockholder meetings;

•	providing the board of directors with the express power to postpone previously scheduled annual meetings of stockholders and to cancel previously scheduled special meetings of stockholders;

•	providing that directors may be removed prior to the expiration of their terms by stockholders only for cause; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay hostile takeovers and changes in control of us or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

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USE OF PROCEEDS

We will receive the proceeds from the exercise of the Public Warrants, but not from the sale of the underlying shares of common stock. We intend to use the proceeds from the exercise of the Public Warrants primarily for repurchase of outstanding warrants in order to manage share dilution and general corporate purposes, including working capital, sales and marketing activities, general and administrative matters, repayment of indebtedness, and capital expenditures. We may also use a portion of the proceeds to acquire or invest in complementary products or businesses. Our management will have broad discretion over the uses of the proceeds from the exercise of the Public Warrants. Pending these uses, we intend to invest the net proceeds from the exercise of Public Warrants in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

PLAN OF DISTRIBUTION

The shares of common stock offered and sold pursuant to this prospectus will be issued directly to the holders of Public Warrants upon payment of the exercise price therefore to us. We are required to pay all fees and expenses incident to the registration of the shares of our common stock to be offered and sold pursuant to this prospectus.

PRICE RANGE OF SECURITIES

Our common stock has been traded on The NASDAQ Global Market under the symbol “TTS” since the consummation of the Business Combination on August 21, 2012. Prior to this time, there was no public market for our common stock. Our Public Warrants are quoted on the Over-the-Counter Bulletin Board under the symbol “TTSAW.” The following table shows the high and low sale prices per share of our common stock and Public Warrants as reported on The NASDAQ Global Market and the Over-the-Counter Bulletin Board for the periods indicated:

	Common Stock		Public Warrants
	High	Low	High	Low
Third Quarter 2012 (beginning August 21, 2012)	$16.99	$11.75	$3.60	$1.05
Fourth Quarter 2012	$17.13	$13.30	$6.85	$3.05

As of March 11, 2013, we had approximately 33 holders of record of our common stock and 13 holders of record of our Public Warrants. This figure does not include the number of persons whose securities are held in nominee or “street” name accounts through brokers.

As of March 11, 2013, we had outstanding a total of 46,519,123 shares of common stock and 12,456,140 Warrants. The number of outstanding Warrants reflects the exercises since December 31, 2012 of (i) 2,677,128 Warrants at a cash exercise price of $11.50 per share, resulting in a total of 2,677,128 shares of common stock issued to the Warrant holders, and (ii) 2,619,996 Warrants on a cashless basis at an exercise price per share of $11.50, resulting in a total of 932,043 shares of common stock issued to the Warrant holders and a total of 1,687,953 shares of common stock withheld to pay the exercise price.

DIVIDENDS

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock in the foreseeable future. While our board of directors may consider whether or not to institute a dividend policy, it is our present intention to retain any earnings for use in our business operations. In addition, our credit facility restricts our ability to pay dividends.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012. This table should be read in conjunction with the information provided in “Selected Consolidated Financial Data,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

As of December 31, 2012
(in thousands)

Cash and cash equivalents	$2,987

Long-term liabilities:
Long-term debt, net of current portion	69,310
Deferred rent	18,583
Capital lease obligations, net of current portion	1,420
Warrant liability	95,645
Total long-term liabilities	184,958

Stockholders’ equity:
Common stock, par value $0.0001 per share; authorized: 100,000,000 shares; issued: 43,177,822 shares	4
Preferred stock, par value $0.0001 per share; authorized: 10,000,000 shares; issued: 0 shares	-
Additional paid-in-capital	9,434
Retained earnings (deficit)	(54,201)
Total stockholders’ equity	(44,763)

Total capitalization	$140,195

The outstanding share information set forth above is as of December 31, 2012 and excludes:

•	454,000 shares of common stock, subject to increase on an annual basis, reserved for issuance under our 2012 Equity Award Plan;

•	1,751,000 shares of common stock issuable upon exercise of outstanding options to purchase shares of common stock granted pursuant to our 2012 Equity Award Plan; and

•	17,485,495 shares of common stock issuable upon exercise of outstanding warrants to purchase shares of common stock at an exercise price of $11.50 per share.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical financial information derived from (i) our audited financial statements included elsewhere in this prospectus as of December 31, 2012 and for the year ended December 31, 2012, (ii) The Tile Shop’s audited financial statements included elsewhere in this prospectus as of December 31, 2011 and for the years ended December 31, 2011 and 2010 and (iii) The Tile Shop’s audited financial statements not included in this prospectus as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008. The following selected financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, or for the year ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share)
Statement of Income Data
Net sales	$182,650	$152,717	$135,340	$116,247	$118,960
Cost of sales	49,626	40,321	36,124	31,706	34,001
Gross profit	133,024	112,396	99,216	84,541	84,959
Selling, general and administrative expenses	94,716	78,368	68,105	60,051	61,322
Deferred compensation expense	3,897	1,415	450	120	260
Income from operations	34,411	32,613	30,661	24,370	23,377
Interest expense	1,252	443	467	545	592
Change in value of warrants	82,063	-	-	-	-
Other income (expense)	15	(77)	124	73	675
Income (loss) before income taxes	(48,889)	32,093	30,318	23,898	23,460
Benefit (provision) for income taxes(1)	2,002	(733)	(609)	(675)	(724)
Net income (loss)	$(46,887)	$31,360	$29,709	$23,223	$22,736
Earnings (loss) per share	$(1.31)	$0.97	$0.92	$0.72	$0.70
Weighted average share outstanding	35,838	32,261	32,330	32,330	32,330
Balance Sheet Data
Cash and cash equivalents	$2,987	$6,283	$14,117	$17,850	$3,631
Inventories	46,890	43,744	35,358	26,342	28,046
Total assets	176,074	119,005	108,890	95,632	80,225
Warrant liability	95,645	-	-	-	-
Total debt and capital lease obligations, including current maturities	74,824	4,852	5,582	4,574	5,035
Total stockholders' equity (deficit)	(44,763)	75,147	69,437	62,000	49,586
Working capital	36,389	34,852	34,895	31,851	18,949
Cash Flow Data
Net cash provided by operating activities	$47,222	$34,722	$32,461	$34,729	$25,156
Net cash used in investing activities	(29,064)	(18,561)	(14,376)	(8,267)	(9,435)
Net cash used in financing activities	(21,454)	(23,995)	(21,818)	(12,243)	(12,728)
Other Selected Financial Data (unaudited)
Adjusted EBITDA(2)	$50,634	$42,602	$38,472	$31,576	$30,818
Adjusted EBITDA margin(2)	27.7%	27.9%	28.4%	27.2%	25.9%
Gross margin(3)	72.8%	73.6%	73.3%	72.7%	71.4%
Operating income margin(4)	18.8%	21.4%	22.7%	21.0%	19.7%
Same stores sales growth(5)	7.1%	6.4%	11.4%	(4.6)%	(3.4)%

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(1) Historical amounts do not include pro forma adjustments for income taxes as a result of our change in tax status, which was effective on August 21, 2012 upon consummation of the Business Combination.

(2) W e calculate Adjusted EBITDA by taking net income calculated in accordance with accounting principles generally accepted in the United States, or GAAP, and adding interest expense, non-cash warrant related expense, income taxes, depreciation and amortization, deferred compensation, and stock-based compensation. Adjusted EBITDA margin is equal to Adjusted EBITDA divided by net sales. We believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors.

(3) Gross margin is gross profit divided by net sales.

(4) Operating income margin is income from operations divided by net sales.

(5) Same store sales growth is the percentage change in sales of comparable stores period over period. A store is considered comparable on the first day of the 13th month of operation. Same store sales growth amounts include total charges to customers less any actual returns. We do not include estimated return provisions or sale allowances in the same store sales calculation, as return reserves are calculated on a consolidated level, and the analysis does not include website sales. Same store sales data reported by other companies may be prepared on a different basis and therefore may not be useful for purposes of comparing our results to those of other businesses.

Reconciliation of Non-GAAP Adjusted EBITDA to GAAP Net Income (loss)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Net Income (loss)	$(46,887)	$31,360	$29,709	$23,223	$22,736
Interest expense	1,252	443	467	545	592
Income taxes	(2,002)	733	609	675	724
Change in warrant liability	82,063	-	-	-	-
Depreciation and amortization	10,530	8,651	7,237	7,013	6,506
Deferred compensation expense	3,897	1,415	450	120	260
Secondary offering fees	400	-	-	-	-
Stock-based compensation	1,381	-	-	-	-
Adjusted EBITDA	$50,634	$42,602	$38,472	$31,576	$30,818

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures and not to rely on any single financial measure to evaluate our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in prospectus. Among other things, those historical consolidated financial statements include more detailed information regarding the basis of presentation for the financial data than are included in the following discussion. This discussion contains forward-looking statements about our business, operations, and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations, and intentions. Our future results and financial condition may differ materially from those that we currently anticipate as a result of the factors described in the sections entitled “Risk Factors” and “Information Concerning Forward-Looking Statements.”

Overview

We are a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. We offer a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. We operate 70 stores in 22 states, with an average size of 23,000 square feet. We also sell our products on our website.

We purchase our tile products and accessories directly from producers and manufacture our own setting and maintenance materials, such as thinset, grout, and sealers. We believe that our long-term producer relationships, together with our design, manufacturing and distribution capabilities, enable us to offer a broad assortment of high-quality products to our customers, who are primarily homeowners, at competitive prices. We have invested significant resources to develop our proprietary brands and product sources and believe that we are a leading retailer of stone tiles, accessories, and related materials in the United States.

We believe that the highly-fragmented U.S. retail tile market provides us with a significant opportunity to expand our store base. We opened 15 new stores in the U.S. in 2012, and plan to open no fewer than 17 stores in 2013. We believe that there will continue to be additional expansion opportunities in the United States and Canada. We expect store base growth will drive productivity and operational efficiencies.

In 2012, we reported net sales and income from operations of $182.7 million and $34.4 million, respectively. From December 31, 2008 to December 31, 2012, our net sales and income from operations increased at compounded annual growth rates of 11.3% and 10.1%, respectively. During that period, we opened 26 new retail locations and focused on cost control and implementing selected price increases in order to maintain our gross profit and income from operations. We plan to continue to focus on store growth and will add costs to support our growth and which are related to being a public company.

Net cash flows provided by operating activities were $47.2 million and $34.7 million for 2012 and 2011, respectively, which were used to fund capital expenditures for opening new stores and daily operations. We expect to continue to fund our capital expenditures and daily operations from our operating cash flows and with borrowings pursuant to our credit facility. As of December 31, 2012, we had cash of $3.0 million and working capital of $36.4 million.

We plan to continue to invest in strong customer service by leveraging our highly-trained staff from our existing store base to train new store staff. In 2011, we began to deploy iPOS, a hand-held mobile device that provides our sales associates with real-time access to warehouse inventory, the ability to create a new customer order, process payments, edit orders, and look up a customer’s contact information and order history while on the store floor. We completed the deployment of iPOS to all of our stores in 2012. We continue to invest in our marketing and brand management, website improvements, and growing use of social media. We also plan to maintain our marketing and brand management by periodically remodeling our in-store displays and developing content about our store and products for smart phones and tablets. In 2012, approximately 50% of our net sales were from repeat customers.

As a result of the Business Combination, we anticipate incurring incremental general and administrative expenses of approximately $2 to $3 million annually that are attributable to operating as a publicly traded company, and to support our more rapid growth strategy. These incremental public company expenses will include annual and quarterly reporting; Sarbanes-Oxley compliance expenses; expenses associated with listing on The NASDAQ Global Market; chief financial officer and additional staff compensation; legal fees; independent auditor fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs; and director compensation. In addition, we expect to incur approximately $3.6 million annually of non-cash, stock based compensation expense in 2013. We also expect to incur a non-cash charge related to the change in the fair value of the warrant liability for each quarter in 2013, based on the fluctuation in the trading price of the stock purchase warrants. The effect of these incremental general and administrative expenses is not reflected in The Tile Shop’s historical consolidated financial statements.

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Key Components of our Consolidated Statements of Income

Net Sales. Net sales represent total charges to customers and include freight charged to customers. The increase in net sales in recent years has been a result of store base growth, increases in same store sales, expansion of product lines, and a gradually improving national economy.

The table below sets forth information about our same store sales growth from fiscal 2010 to fiscal 2012. Our increase in same store sales growth is primarily attributable to increases in number of orders, as well as average order size. Increase in net sales has also been a result of growing store base in the recent years. Same store sale amounts include total charges to customers less any actual returns. We do not include estimated return provisions or sales allowances in the same store sales calculation, as return reserves are calculated at the consolidated level. In general, we consider a store comparable on the first day of the 13th month of operation.

	Years Ended December 31,
	2012	2011	2010
Same store sales growth	7.1%	6.4%	11.4%

We opened fifteen, five, and five new stores in 2012, 2011, and 2010, respectively. Net sales at new stores are generally lowest in the first few months after a location is opened and generally increase over time. We expect a store’s net sales to increase faster during its first three years of operation than in its later years. Store locations opened in existing markets tend to have higher net sales in the first year of operation than store locations opened in new markets, as a portion of such net sales come from more mature stores in those markets.

Cost of Sales. Cost of sales consists primarily of material costs, freight, duties, and storage and delivery of the products, as well as costs associated with manufacturing of maintenance materials.

Gross Profit. Gross profit is net sales less cost of sales. Gross margin is the percentage determined by dividing gross profit by net sales. In 2012, 2011, and 2010 our gross margin was 72.8%, 73.6%, and 73.3%, respectively. We have been able to maintain relatively stable gross margins as a result of product cost control and retail price adjustments, in the past. However, increases in freight and distribution costs, along with increased promotional activity may adversely impact our gross margins by 100 to 200 basis points over the next several years.

Selling, General and Administrative Expenses. Payroll costs and occupancy expenses have historically been our most significant selling, general, and administrative expenses. Payroll costs exclude costs associated with manufacturing labor costs, as those costs are included in cost of sales. In 2012, 2011, and 2010, our selling, general, and administrative expenses as a percentage of net sales was 51.9%, 51.3%, and 50.3%, respectively. Our payroll costs have increased as a percentage of net sales over the last three years primarily due to increased store base growth and investments in support infrastructure. Our occupancy costs and advertising costs have increased as a percentage of net sales due to opening 15 new stores in the last year. We anticipate that our selling, general and administrative expenses to increase as we add administrative and sales personnel and we continue making investments in our corporate infrastructure to support our growth. In addition, we expect to continue to incur incremental general and administrative expenses attributable to operating as a publicly traded company. These costs include those associated with SEC reporting, Sarbanes-Oxley compliance, and listing on The NASDAQ Global Market, as well as increased financial personnel, professional fees, insurance costs, director compensation.

Income Taxes. We are subject to income tax in the United States as well as other tax jurisdictions in which we conduct business. Our effective tax rates in fiscal 2012 are not necessarily indicative of the effective tax rate that may be expected for fiscal year 2013 or future periods.

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Adjusted EBITDA

We calculate Adjusted EBITDA by taking net income calculated in accordance with accounting principles generally accepted in the United States, or GAAP, and adding interest expense, non-cash warrant related expense, income taxes, depreciation and amortization, deferred compensation, and stock-based compensation. Adjusted EBITDA margin is equal to Adjusted EBITDA divided by net sales. We believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. Our management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial measures with other specialty retailers, many of which present similar non-GAAP financial measures to investors.

Our management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our consolidated financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures and not to rely on any single financial measure to evaluate our business.

	Years Ended December 31,
	2012	2011	2010	2009	2008
Net Income (loss)	$(46,887)	$31,360	$29,709	$23,223	$22,736
Interest expense	1,252	443	467	545	592
Income taxes	(2,002)	733	609	675	724
Change in warrant liability	82,063	-	-	-	-
Depreciation and amortization	10,530	8,651	7,237	7,013	6,506
Deferred compensation expense	3,897	1,415	450	120	260
Secondary offering fees	400	-	-	-	-
Stock-based compensation	1,381	-	-	-	-
Adjusted EBITDA	$50,634	$42,602	$38,472	$31,576	$30,818

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

	Years Ended December 31,
	2012	% of sales	2011	% of sales
Net sales	$182,650		$152,717
Cost of sales	49,626	27.2%	40,321	26.4%
Gross profit	133,024	72.8%	112,396	73.6%
Selling, general and administrative expenses	94,716	51.9%	78,368	51.3%
Deferred compensation expense	3,897	2.1%	1,415	0.9%
Income from operations	34,411	18.8%	32,613	21.4%
Interest expense	1,252	0.7%	443	0.3%
Change in value of warrants	82,063	44.9%	-	0.0%
Other income (expense)	15	0.0%	(77)	(0.1)%
Income (loss) before income taxes	(48,889)	(26.8)%	32,093	21.0%
Benefit (provision) for income taxes	2,002	1.1%	(733)	(0.5)%
Net income (Loss)	$(46,887)	(25.7)%	$31,360	20.5%

Net Sales. From fiscal year 2011 to fiscal year 2012, our net sales increased by $29.9 million, or 19.6%, to $182.7 million. This increase is primarily due to net sales of $11.5 million from 15 new stores and strong same store sales growth.

Gross Profit. Gross profit increased $20.6 million, or 18.4% from fiscal year 2011 to fiscal year 2012 primarily due to the increase in net sales. Gross margin decreased from 73.6% in 2011 to 72.8% in 2012, or 0.1%. The change was primarily driven by slightly higher product related costs and transportation expenses .

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Selling, General and Administrative Expenses. Selling, general, and administrative expenses increased by $16.3 million, or 20.9%, in fiscal year 2012 compared to fiscal year 2011. As a percentage of net sales, selling, general, and administrative expenses increased from 51.3% in 2011 to 51.9%, or by 0.6%. The increase in selling, general, and administrative expenses was primarily due to increased payroll, rent and occupancy costs, as well as depreciation and amortization. Payroll costs increased by $9.2 million, driven by growing store base and new employee additions on store and corporate levels, as well as increased employee compensation costs, including stock-based compensation expense of $1.4. Rent and occupancy expense increased by $3.5 million, or 22.9%, primarily as a result of new stores openings. Depreciation and amortization increased by $1.9 million from fiscal year 2011 to fiscal year 2012. Higher compliance, regulatory, and personnel costs associated with being a public company also had an impact on selling, general, and administrative expense.

Deferred Compensation Expense. Deferred compensation expense increased $2.5 million, or 175.4% in fiscal year 2012 compared to fiscal year 2011. The increase in deferred compensation expense was primarily due to the termination of The Tile Shop’s historical equity incentive deferred compensation plan, or the Deferred Compensation Plan, and the related agreement to make a lump-sum cash payment to each former participant in our Deferred Compensation Plan, as well as accelerated vesting of certain membership interests in The Tile Shop in connection with the consummation of the Business Combination. We will not recognize any additional expense related to the foregoing.

Income From Operations and Operating Margin. As a result of the above, income from operations increased by $1.8 million, or 5.5%, from fiscal year 2011 to fiscal year 2012. Operating income margin decreased from 21.4% to 18.8%, or by 2.6%. Excluding the non-recurring deferred compensation costs in each period, income from operations would have been $38.3 million for the year ended December 31, 2012 and $34.0 million for the year ended December 31, 2011.

Interest Expense. Interest expense increased $0.8 million, or 183%, for the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase is primarily due to interest incurred on the promissory notes issued in connection with the Business Combination, which have been repaid in full, and our new credit facility. In future periods, we expect interest expense to increase by approximately 50% of the expense for the year ended December 31, 2012, mostly from borrowings under our credit facility.

Change in Fair Value of Warrant Liability. The increase in change in fair value of warrant liability of $82.1 million, relates to a non-cash charge for the change in the fair value of the outstanding warrants for the year ended December 31, 2012. The warrants were assumed by the Company in connection with the Business Combination on August 21, 2012 and are listed for trading on the OTC market. This non-cash expense is expected to increase with the trading price of the warrants until the warrants are exercised. Once the warrants are exercised, the liability will be reclassified to equity.

Income Tax (Provision) Benefit. Income tax benefit increased $2.7 million for the year ended December 31, 2012 compared to a provision of $.7 million for the year ended December 31, 2011 as a result of becoming a taxable entity due to the Business Combination, and because of these developments, we recognized $5.9 million of net deferred tax assets, which was offset by a tax expense of $3.9 million for the period from August 21, 2012 through December 31, 2012.

Net Income (loss). Primarily as a result of the change in the fair value of the warrant liability described above, we recorded a net loss of $46.9 million for the year ended December 31, 2012 compared to $31.4 million of net income in the previous year. Excluding the change in fair value of warrants, which was $82,063 for the year ended December 31, 2012, net income was $35,176, which represented an increase of $3.8 million, or 12.2% as compared to the previous year. We believe this non-GAAP measure is useful because it excludes a significant item that is considered to be non-operational and of a non-cash nature, and which will change from period to period due to the impact of market fluctuations. The non-GAAP measure thereby facilitates our evaluation of current operating performance and comparisons to past operating performance.

Comparison of the Year Ended December 31, 2011 and the Year Ended December 31, 2010

	Years Ended December 31,
	2011	% of sales	2010	% of sales
Net sales	$152,717		$135,340
Cost of sales	40,321	26.4%	36,124	26.7%
Gross profit	112,396	73.6%	99,216	73.3%
Selling, general and administrative expenses	78,368	51.3%	68,105	50.3%
Deferred compensation expense	1,415	0.9%	450	0.3%
Income from operations	32,613	21.4%	30,661	22.7%
Interest expense	443	0.3%	467	0.3%
Other income (expense)	(77)	(0.1)%	124	0.1%
Income before income taxes	32,093	21.0%	30,318	22.5%
Benefit (provision) for income taxes	(733)	(0.5)%	(609)	(0.5)%
Net income	$31,360	20.5%	$29,709	22.0%

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Net Sales. Net sales increased by $17.4 million, or 12.8%, from 2010 to 2011. This increase is primarily due to a net sales increase of $2.6 million from five new stores, an increase of $14.4 million from same store sales growth, and an increase of $0.4 million from online store sales. In 2011, we also expanded the number of products that we sell.

Gross Profit. Gross profit increased $13.2 million, or 13.3%, from 2010 to 2011, primarily due to the increase in net sales. Gross margin increased from 73.3% to 73.6% from 2010 to 2011.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $11.2 million, or 16.4%, from 2010 to 2011. Selling, general, and administrative expenses as a percentage of net sales increased 1.5% from 2010 to 2011. The increase in selling, general, and administrative expenses was primarily due to increased payroll costs of $5.5 million and additional occupancy costs of $3.4 million, primarily as a result of opening new stores. Occupancy costs are higher for new stores compared to existing stores due to the gradually improving economy and opening new stores in more expensive real estate markets. In 2011, selling, general, and administrative expenses also includes a charge of $1.4 million related to our Deferred Compensation Plan.

Income From Operations and Operating Margin. As a result of the above, income from operations increased by $2.0 million, or 6.4%, from 2010 to 2011. Operating income margin decreased from 22.7% to 21.4% from 2010 to 2011.

Net Income. As a result of the changes noted above, net income increased by $1.7 million, or 5.6%, from 2010 to 2011.

Liquidity and Capital Resources

Our principal liquidity requirements have been for working capital and capital expenditures. Our principal sources of liquidity are $3 million of cash and cash equivalents at December 31, 2012, our cash flow from operations, and borrowings available under our credit facility. We expect to use this liquidity for general corporate purposes, including opening new stores, purchasing additional merchandise inventory and maintaining our existing stores.

On October 3, 2012, we and our subsidiaries entered into a credit agreement with Bank of America, N.A. and The Huntington National Bank. The credit agreement provides us with a $100 million senior secured credit facility, comprised of a five-year $25 million term loan and a $75 million revolving line of credit. Borrowings pursuant to the credit agreement bear interest at either a base rate or a LIBOR-based rate, at our option. The LIBOR-based rate ranges from LIBOR plus 1.75% to 2.25%, depending on The Tile Shop’s leverage ratio. The base rate will be equal to the greatest of: (a) the Federal funds rate plus 0.50%, (b) the Bank of America “prime rate,” and (c) the Eurodollar rate plus 1.00%, in each case plus 0.75% to 1.25% depending on The Tile Shop’s leverage ratio. Borrowings under the term loan require quarterly principal payments of $0.875 million. The credit agreement contains customary events of default, conditions to borrowings, and restrictive covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make investments, or enter into certain types of related party transactions. The credit agreement also includes financial and other covenants including covenants to maintain certain fixed charge coverage ratios and rent adjusted leverage ratios. In connection with the credit agreement, we and our subsidiaries also (i) entered into a security agreement pursuant to which we and each of our subsidiaries granted to the lenders under the credit agreement a first priority security interest in certain accounts, inventory, equipment, general intangibles, chattel paper, letters of credit, and other assets to secure our obligations and those of our subsidiaries under the credit agreement and (ii) agreed to guaranty the our obligations and those of subsidiaries under the credit agreement.

We have used borrowings pursuant to the credit agreement to pay all outstanding obligations pursuant to the approximately $70 million of promissory notes that we issued in connection with the Business Combination, or the Promissory Notes. Additional borrowings pursuant to the credit facility may be used to support our growth and for working capital purposes.

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We believe that our cash flow from operations, together with our existing cash and cash equivalents, and borrowings available under our credit facility will be sufficient to fund our operations and anticipated capital expenditures over at least the next 12 months.

In 2012, we made capital expenditures of approximately $29 million. The expenditures, in addition to general capital requirements of $1 million, included cash paid for new stores, with an aggregate cost of approximately $17 million.

Approximately $2.1 million was spent to renovate our existing in-store displays and $3.2 million to expand one of our distribution centers, $3 million for machinery and equipment at our distribution centers and $2.5 million to purchase a new distribution facility.

Our future capital requirements will vary based on the number of additional stores, distribution centers, and manufacturing facilities that we open, the number of stores that we choose to renovate, and the number and size of any acquisition that we chooses to make. Our decisions regarding opening, relocating, or renovating stores, and whether to engage in strategic acquisitions, will be based in part on macroeconomic factors and the general state of the U.S. economy, as well as the local economies in the markets in which our stores are located. As of now, we intend to open no fewer than 17 stores at an expected aggregate cost of approximately $24 million in 2013.

As a result of our becoming a public company in connection with the Business Combination, and in consideration of our growth strategy, we anticipate incurring incremental general and administrative expenses of approximately $2 - $3 million annually. These expenses will include annual and quarterly reporting; Sarbanes-Oxley compliance expenses; expenses associated with listing on The NASDAQ Global Market; chief financial officer and additional staff compensation; legal fees; independent auditor fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance costs; director compensation, and additional staff costs in the areas of purchasing, distribution, sales management, information technology, human resources, and accounting to support our growth initiatives.

Cash Flows

The following table summarizes our cash flow data for the years ended December 31, 2012, 2011, and 2010.

	Years Ended December 31,
	2012	2011	2010
	(in thousands)
Net cash provided by operating activities	$47,222	$34,722	$32,461
Net cash used in investing activities	(29,064)	(18,561)	(14,376)
Net cash used in financing activities	(21,454)	(23,995)	(21,818)

Operating Activities

Cash flows from operating activities are significantly influenced by net income, depreciation and amortization of property, plant and equipment, amortization of deferred rent, changes in warrant liability, and changes in working capital.

In 2012, cash provided by operating activities was $47.2 million, driven primarily by our net loss of $46.9 million, which was reduced by non-cash charges of $98.3 million, including $82.1 million of change in fair value of warrants, $10.5 million of depreciation and amortization, $1.4 million of stock-based compensation, $3.0 million of deferred rent, and $3.9 million of deferred compensation costs, offset by a non-cash income tax benefit of $2.6 million. In addition, these cash inflows were decreased by an increase in working capital of $4.2 million, which included a $0.3 million increase in trade receivables, a $.3 million increase in inventories, a $4.6 million increase in prepaid expenses, prepaid inventory and other current assets, a $1.1 million increase in accounts payable, and a $3.4 million decrease in accrued expenses and other liabilities, and a $2.5 million increase in income tax receivable.

In 2011, cash provided by operating activities was $34.7 million, driven primarily by our net income of $31.4 million, which was reduced by non-cash charges of $12.8 million, including $8.7 million of depreciation and amortization, $2.5 million of deferred rent, $1.4 million of deferred compensation expense, and a $0.2 million loss on disposal of property, plant, and equipment. These cash inflows were offset by an increase in working capital of $9.4 million, which included a $0.2 million decrease in trade receivables, an $8.4 million increase in inventories, a $0.4 million increase in prepaid expenses and other current assets, a $1.8 million decrease in accounts payable, and a $1.0 million increase in accrued expenses and other liabilities.

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In 2010, cash provided by operating activities was $32.5 million, driven primarily by our net income of $29.7 million, which was reduced by non-cash charges of $9.3 million, including $7.2 million of depreciation and amortization, $1.5 million of deferred rent, $0.1 million of accretion of special cash distribution units, $0.1 million loss on disposal of property, plant, and equipment, and $0.5 million of stock-based compensation. These cash inflows were offset by an increase in net working capital of $6.6 million, which included a $0.2 million increase in trade receivables, a $9.0 million increase in inventories, a $1.1 million increase in prepaid expenses and other current assets, a $3.4 million increase in accounts payable, and a $0.3 million increase in accrued expenses and other liabilities.

Investing Activities

Net cash used in investing activities was $29.1 million, $18.6 million, and $14.4 million in 2012, 2011, and 2010, respectively. Net cash used in investing activities in each period included capital purchases of store fixtures, equipment and leasehold improvements for stores opened or remodeled, and routine capital purchases of computer hardware and software.

Financing Activities

Net cash used in financing activities was $21.5 million, $23.9 million, and $21.8 million in 2012, 2011, and 2010, respectively. These cash uses were primarily due to distributions to members of The Tile Shop and principal payments on long-term debt.

Off-balance Sheet Arrangements

As of December 31, 2012 and December 31, 2011, we did not have any “off-balance sheet arrangements” (as such term is defined in Item 303 of Regulation S-K) that could have a current or future effect on our financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Arrangements

The following table summarizes certain of our contractual obligations at December 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	5+ Years
	(in thousands)
Long-term debt including principal and interest(1)	$81,152	$5,698	$10,585	$64,157	$712
Operating lease obligations(2)	265,755	14,950	30,504	30,562	189,740
Capital lease obligations(3)	2,742	472	890	428	952
Total contractual obligations	$349,649	$21,120	$41,979	$95,146	$191,404

(1)	Includes total interest of $7.9 million, comprised of $1.8 million of interest for the period of less than 1 year, $3.4 million of interest for the period of 1 – 3 years, $2.7 million of interest for the period of 4 – 5 years, and $6,000 of interest for the period of 5+ years.
(2)	Includes the base or current renewal period for our operating leases, which contain varying renewal provisions.
(3)	Includes total interest of $1.0 million, comprised of $238,000 of interest for the period of less than 1 year, $360,000 of interest for the period of 1 – 3 years, $235,000 of interest for the period of 4 – 5 years, and $255,000 of interest for the period of 5+ years.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions, and judgments that affect the reported amount of assets, liabilities, revenues, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances, but all such estimates and assumptions are inherently uncertain and unpredictable. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from those estimates and assumptions, and it is possible that other professionals, applying their own judgment to the same facts and circumstances, could develop and support alternative estimates and assumptions that would result in material changes to our operating results and financial condition. Our most critical accounting policies are summarized below. For further information on our critical and other significant accounting policies, see the notes to the condensed consolidated financial statements appearing elsewhere in this prospectus.

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Recognition of Revenue

We recognize sales at the time that the customer takes possession of the merchandise. We recognize service revenue, which consists primarily of freight charges for home delivery, when the service has been rendered. We are required to charge and collect sales and other taxes on sales to our customers and remit these taxes back to government authorities. Sales and other taxes are recorded net in the consolidated balance sheets but excluded from the consolidated statements of income. Net sales are reduced by an allowance for anticipated sales returns that we estimate based on historical sales trends and experience. Any reasonably likely changes that may occur in the assumptions underlying our allowance estimates would not be expected to have a material impact on our financial condition or operating performance.

Our revenue recognition accounting methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate future sales returns and exchanges and the associated costs. The customer may receive a refund or exchange the original product for a replacement of equal or similar quality for an indefinite period of time after the original purchase. Products received back under this policy are reconditioned pursuant to state laws and resold.

Stock-based Compensation

We have granted equity-linked incentives to certain of our employees. We account for equity-linked incentives in accordance with ASC 718 “Stock Compensation”. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

We have granted cash-settled and equity-settled awards. Prior to the consummation of the Business Combination, the cash-settled awards were classified as liabilities as required under ASC 718. At each reporting date, the liability was measured at intrinsic value with resulting changes recognized in our consolidated statements of income.

As of the consummation of Business Combination, we have only equity-settled awards. We measure compensation cost for equity-settled awards at fair value on the date of grant and recognize compensation cost in our consolidated statements of income over the service or performance period through which the award is expected to vest. We determine compensation cost by using option pricing models.

Property, Plant, and Equipment

Property, plant and equipment is carried at cost less accumulated depreciation, which is amortized over the useful life of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease period (including expected renewal periods). Property, plant, and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our investment in store leasehold improvements, including fixtures and equipment, is the most significant component of property, plant, and equipment.

When evaluating property, plant, and equipment for potential impairment, if certain impairment indicators exist, we first compare the carrying value of the asset’s undiscounted estimated future cash flows. If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset’s estimated fair value, which is based on estimated future discounted cash flows. We recognize impairment if the amount of the asset’s carrying value exceeds the asset’s estimated fair value. Based upon the impairment review, there were no impairment losses to report in the financial statements.

We have not made any material changes in the policy that we use to assess impairment losses.

We have not incurred any material impairment losses in the past and do not believe that a reasonable likelihood exists that there will be a material change in the estimates or assumptions used to calculate property, plant, and equipment asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

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Income Taxes

As a result of the Business Combination, beginning August 21, 2012, the Company’s results of operations are taxed as a C Corporation. Prior to the Business Combination, The Tile Shop’s operations were taxed as a limited liability company, whereby The Tile Shop elected to be taxed as a partnership and the income or loss was required to be reported by each respective member on their separate income tax returns. Therefore, no provision for federal income taxes has been provided in the accompanying consolidated financial statements for periods prior to August 21, 2012. The provision recorded prior to August 21, 2012, represents income taxes primarily payable by the LLC, due to minimum fees in several states and income tax in the state of Michigan.

Since August 21, 2012 and prospectively, the Company will recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

New Accounting Pronouncements

There have been no new accounting pronouncements that we would expect to have a significant impact on our results of operations, financial condition or liquidity.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks include primarily inflation, interest rate risk, and credit concentration risk.

Inflation

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general, and administrative expenses as a percentage of revenues if the selling prices of our products do not increase with these increased costs.

Interest Rate Risk

We are exposed to interest rate risk through the investment of our cash and cash equivalents and in connection with borrowings under our $100 million credit facility. Borrowings under our revolving credit facility bear interest at either a base rate or a LIBOR-based rate, at our option. The LIBOR-based rate ranges from LIBOR plus 1.75% to 2.25%, depending on The Tile Shop’s leverage ratio. The base rate will be equal to the greatest of: (a) the Federal funds rate plus 0.50%, (b) the Bank of America “prime rate,” and (c) the Eurodollar rate plus 1.00%, in each case plus 0.75% to 1.25% depending on The Tile Shop’s leverage ratio. The base rate was 4.25% at December 31, 2012. We invest in short-term investments with maturities of three months or less. Changes in interest rates affect the interest income that we earn in connection with these investments, and therefore impact our cash flows and results of operations.

We currently do not engage in any significant interest rate hedging activity. However, we may do so in the future to mitigate market risk rate. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Credit Concentration Risk

Financial instruments, which may subject us to concentration of credit risk, consist principally of cash deposits. We maintain cash balances at financial institutions with strong credit ratings. However, the amounts invested with financial institutions are generally in excess of FDIC insurance limits.

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BUSINESS

Overview

We are a specialty retailer of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States. We offer a wide selection of products, attractive prices, and exceptional customer service in an extensive showroom setting. We sell over 4,500 products from around the world, including ceramic, porcelain, glass, and stainless steel manufactured tiles and, marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles, primarily under our proprietary Rush River and Fired Earth. , and. We purchase our tile products and accessories directly from producers. We manufacture our own setting and maintenance materials, such as thinset, grout, and sealers under our Superior brand name. We operate 70 stores in 22 states, with an average size of 23,000 square feet. We also sell our products on our website.

We believe that our long-term producer relationships, together with our design, manufacturing and distribution capabilities, enable us to offer a broad assortment of high-quality products to our customers, who are primarily homeowners, at competitive prices. We have invested significant resources to develop our proprietary brands and product sources and believe that we are a leading retailer of stone tiles, accessories, and related materials in the United States.

In 2012, we reported net sales and income from operations of $182.7 million and $34.4 million, respectively. We opened 15 new stores in 2012 and intend to open no fewer than 17 stores in 2013. As of fiscal year end 2012, 2011 and 2010, we had total assets of $176.1 million, $119.0 million, and $108.9 million, respectively.

Organizational History

Tile Shop Holdings, Inc. (“TS Holdings”) was incorporated in Delaware in June 2012. On August 21, 2012, TS Holdings consummated the transactions contemplated pursuant to that certain Contribution and Merger Agreement dated as of June 27, 2012, among TS Holdings, JWC Acquisition Corp., a publicly-held Delaware corporation (“JWCAC”), The Tile Shop, LLC, a privately-held Delaware limited liability company (“The Tile Shop”), and certain other parties. Through a series of transactions, The Tile Shop was contributed to and became a subsidiary of TS Holdings and TS Holdings effected a business combination with and became a successor issuer to JWCAC. These transactions are referred to herein as the “Business Combination.” Unless the context otherwise requires or as otherwise stated herein, all references herein to the “Company,” “Tile Shop,” “we,” “us” and “our” refer to The Tile Shop prior to completion of the Business Combination and TS Holdings following completion of the Business Combination, and all references to “JWCAC” refer to JWCAC prior to completion of the Business Combination.

Competitive Strengths

We believe that the following factors differentiate us from our competitors and position us to continue to grow our specialty tile business.

Inspiring Customer Experience. Our showrooms bring our products to life. Each showroom features up to 60 different mockups, or vignettes, of bathrooms, kitchens, fireplaces, foyers, and other settings that showcase our broad array of products. Each store also features over 1,400 hand-crafted display boards showing tile that we offer for sale. Our stores are spacious, well-lit, and organized by product type to make our customers’ shopping experience easy.

Broad Product Assortment at Attractive Prices. We offer over 4,500 manufactured and natural tile products, setting and maintenance materials, and accessories. We are able to maintain every-day low prices by purchasing tile and accessories directly from producers and manufacturing our own setting and maintenance materials.

Customer Service and Satisfaction. Our sales personnel are highly-trained and knowledgeable about the technical and design aspects of our products. We offer weekly do-it-yourself classes in all of our showrooms. In addition, we provide one-on-one installation training as required to meet customer needs. We offer a liberal return policy, with no restocking fees.

Worldwide Sourcing Capabilities. We have long-standing relationships with producers of our tiles throughout the world and work with them to design products exclusively for us. We believe that these direct relationships differentiate us from our competitors, who generally purchase commodity products through distributors. We are often the largest or exclusive customer for many of our producers.

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Proprietary Branding. We sell the majority of our products under our proprietary brand names, which helps us to differentiate our products from those of our competitors. We offer products across a range of price points and quality levels that allow us to target discrete market segments and to appeal to diverse groups of customers.

Centralized Distribution System. We service our retail locations from three distribution centers. Our distribution centers can cost-effectively service stores within a 700-mile radius, providing us with the ability to open new locations in markets where we believe that we have a competitive advantage or see attractive demographics.

Growth Strategy

We intend to increase our net sales and profitability through a combination of new store openings and same store sales growth. In the five years ended December 31, 2012, we grew through a combination of opening 29 new retail locations and increases in same store sales. We expect to continue to gain market share. Specific elements of our strategy for continued growth include the following:

Open New Stores. We believe that the highly-fragmented U.S. retail tile market provides us with a significant opportunity to expand our store base. During 2012, we opened 15 new stores. We intend to open no fewer than 17 new stores in 2013, primarily in our existing markets, northeast, southeast , mid-Atlantic, and south-west regions of the United States. We believe that there will continue to be additional expansion opportunities in the United States. We expect our store base growth to increase operational efficiencies.

Increase Sales and Profitability of Existing Stores. We believe that our ongoing investment in new products and our enhanced training program for our sales associates, together with our associate incentive compensation structure, will result in continued same store sales growth.

Sales Model

We appeal to customers who desire high-quality products at an attractive value. We principally sell our products directly to homeowners. We also sell products to contractors, who are primarily small businesses that have been hired by homeowners to complete tile projects. We believe that due to the average cost and relative infrequency of a tile purchase, many of our customers conduct extensive research using multiple channels before making a purchase decision. Our sales strategy emphasizes customer service by providing comprehensive and convenient education tools on our website and in our stores for our customers to learn about our products and the tile installation process. Our website contains a broad range of information regarding our tile products, setting and maintenance materials, and accessories. Customers can order samples, view catalogs, or purchase products from either our stores or website. Customers can choose to have their purchases delivered or pick them up at one of our stores. We strive to make our customers’ transactions easy and efficient.

Our stores are designed to emphasize our products in a visually appealing showroom format. Our typical store is approximately 23,000 square feet, with approximately 19,000 square feet devoted to the showroom and the balance being warehouse space, which is used primarily to store customer orders waiting to be picked up or delivered. Our stores are typically accessible from major roadways and have significant visibility to passing traffic. We can adapt to a range of existing buildings, whether free-standing or in shopping centers.

Unlike many of our competitors, we devote a substantial portion of our retail store space to showrooms, including samples of our over 4,500 products and up to 60 different vignettes of bathrooms, kitchens, fireplaces, foyers, and other settings that showcase our products. Our showrooms are designed to provide our customers with a better understanding of how to integrate various types of tile in order to create an attractive presentation in their homes. Each store is also equipped with a consumer training center designed to teach customers how to properly install tile.

A typical store staff consists of a manager and 6 to 15 sales and warehouse associates. Our store managers are responsible for store operations and for overseeing our customers’ shopping experience. Our store associates have flexibility to meet or beat competitor pricing.

We offer financing to customers through a branded credit card provided by a third-party consumer finance company. These credit cards, which can use only be used in our stores and on our website, provide customers with a 10% discount on all purchases from us. In 2012, approximately 8.7% of our sales were made using our branded card.

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Marketing

Unlike many of our competitors, we do not rely on significant traditional advertising expenditures to drive our net sales. We establish and maintain our credibility primarily through the strength of our products, our store experience, our customer service, and the attractiveness of our pricing. Our advertising expenditures consist primarily of paid internet search.

Our website is designed to educate consumers and to generate in-store and online sales. Visitors to our website can purchase our products directly as well as search a comprehensive knowledge base on tile, including frequently asked questions, installation guides, detailed product information, catalogs, and how-to videos that explain the installation process. Our website and social media efforts have also been devoted to building brand awareness, connecting with potential customers, and building relationships with satisfied customers.

Products

We offer a complete assortment of tile products, generally sourced directly from producers, including ceramic, porcelain, glass, and stainless steel manufactured tiles, and marble, granite, quartz, sandstone, travertine, slate, and onyx natural tiles. We also offer a broad range of setting and maintenance materials, such as thinset, grout and sealers, and accessories, including installation tools, shower and bath caddies, drains, and similar products. We sell most of our products under our proprietary brand names. In total, we offer over 4,500 different tile, setting and maintenance materials, and accessory products. In 2012, our net sales were 53% from stone products, 30% from ceramic products, and 17% from setting and maintenance products. These amounts compare to 53% from stone products, 29% from ceramic products, and 18% from setting and maintenance products in 2011and 2010.

Producers

We have long-standing relationships with producers of our tiles throughout the world and work with them to design products exclusively for us. We believe that these direct relationships differentiate us from our competitors, who generally purchase commodity products through distributors. We are often the largest or exclusive customer for many of our suppliers, which we believe enables us to obtain better prices in some circumstances.

We currently purchase tile products from approximately 120 different producers. Our top 10 tile suppliers accounted for approximately 52% of our tile purchases in 2012. We believe that alternative and competitive suppliers are available for most of our products. In 2012, approximately 58% of our purchased product was sourced from Asia, 9% from North America, 4% from South America, 29% from Europe, and less than 1% from other locations. Over 95% of our foreign purchases are negotiated and paid for in U.S. dollars.

Distribution and Order Fulfillment

We take possession of our products in the country of origin and arrange for transportation to our distribution centers located in Wisconsin, Michigan, and Virginia. We manufacture our setting and maintenance materials at our Wisconsin, Michigan and Virginia locations. In Q4 2012, we purchased a new 150,000 square foot distribution facility located on a 15 acres site in Durant, Oklahoma. The new facility is our fourth distribution center and positions the Company to expand into Texas and as far west as Denver. This distribution facility will be initially utilized to distribute product to our eight stores located in Iowa, Nebraska, Kansas and Missouri. A portion of the site will be used to manufacture setting and maintenance materials. We expect to commence operations at the facility by the end of the second quarter of 2013.

We fulfill customer orders primarily by shipping our products to our stores where customers can either pick them up or arrange for home delivery. Orders placed on our website are shipped directly to customers’ homes from our distribution centers. We continue to evaluate logistics alternatives to best service our retail store base and our customers. We believe that our existing distribution facilities will continue to play an integral role in our growth strategy, and we expect to establish one or more additional distribution centers in the next five years to support geographic expansion of our retail store base.

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Competition

The retail tile market is highly-fragmented. We compete directly with large national home centers that offer a wide range of home improvement products in addition to tile, such as Home Depot and Lowe’s; regional and local specialty retailers of tile, such as Tile America, World of Tile, Century Tile, and Floor and Décor; factory-direct stores, such as Dal-Tile and Florida Tile; and a large number of privately-owned, single-site stores. We also compete indirectly with companies that sell other types of floor coverings, including wood floors, carpet, and vinyl sheet. The barriers to entry into the retail tile industry are relatively low and new or existing tile retailers could enter our markets and increase the competition that we face. Many of our competitors enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied product offerings, and greater financial, technical, and other resources.

We believe that the key competitive factors in the retail tile industry include:

•	product assortment;

•	product presentation;

•	customer service;

•	store location; and

•	price.

We believe that we compete favorably with respect to each of these factors by providing a highly diverse selection of products to our customers, at an attractive value, in appealing and convenient retail store locations, with exceptional customer service and on-site instructional opportunities. Further, while some larger factory-direct competitors manufacture their own products, most of our competitors purchase their tile from domestic manufacturers or distributors when they receive an order from a customer. As a result, we believe that it takes these retailers longer than us to deliver products to customers and that their prices tend to be higher than our prices. We also believe that we offer a broader range of products and stronger in-store customer support than these competitors.

Employees

As of December 31, 2012, we had 762 employees, 756 of whom were full-time and none of whom were represented by a union. Of these employees, 569 work in our stores, 39 work in corporate, store support, infrastructure or similar functions, and 154 work in distribution and manufacturing facilities. We believe that we have good relations with our employees.

Intellectual Property and Trademarks

We have registered and unregistered trademarks for all of our brands, including 17 registered marks and several pending trademark applications marks in the United States. We regard our intellectual property as having significant value and our brands are an important factor in the marketing of our products. Accordingly, we have taken, and continue to take, appropriate steps to protect our intellectual property.

Government Regulation

We are subject to extensive and varied federal, state and local government regulation in the jurisdictions in which we operate, including laws and regulations relating to our relationships with our employees, public health and safety, zoning, and fire codes. We operate each of our stores, offices, and distribution and manufacturing facilities in accordance with standards and procedures designed to comply with applicable laws, codes, and regulations.

Our operations and properties are also subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and wastes and relating to the investigation and cleanup of contaminated properties, including off-site disposal locations. We do not incur significant costs complying with environmental laws and regulations. However, we could be subject to material costs, liabilities, or claims relating to environmental compliance in the future, especially in the event of changes in existing laws and regulations or in their interpretation.

Products that we import into the United States are subject to laws and regulations imposed in conjunction with such importation, including those issued and/or enforced by U.S. Customs and Border Protection. We work closely with our suppliers to ensure compliance with the applicable laws and regulations in these areas.

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Financial Information about Geographic Areas

All of our revenues are generated within the United States and all of our long-lived assets are located within the United States as well.

Properties

We operate 70 stores located in 22 states, including 2 stores opened since December 31, 2012. The table below sets forth the locations and square footage of our stores:

Square
Location	Footage
Wilmington, Delaware	22,180
Jacksonville, Florida	26,186
Dunwoody, Georgia	21,885
Kennesaw, Georgia	27,000
Countryside, Illinois	18,929
Deerfield, Illinois	21,486
Naperville, Illinois	21,000
Lake Zurich, Illinois	21,280
Lombard, Illinois	21,486
Schaumburg, Illinois	25,416
Skokie, Illinois*	20,000
Tinley Park, Illinois	22,100
Indianapolis, Indiana	18,260
South Indy, Indiana	18,804
Des Moines, Iowa	24,960
Overland Park, Kansas	18,847
Shawnee, Kansas	19,032
Florence, Kentucky	27,752
Lexington, Kentucky	28,569
Louisville, Kentucky	20,000
Columbia, Maryland	21,350
Rockville, Maryland	34,478
Timonium, Maryland*	20,000
Avon, Massachusetts	18,775
Natick, Massachusetts*	26,288
Ann Arbor, Michigan	28,188
Bloomfield Hills, Michigan	24,080
Farmington, Michigan	27,000
Grand Rapids, Michigan	27,600
Sterling Heights, Michigan	29,520
Westland, Michigan	25,400
Bloomington, Minnesota	12,000
Burnsville, Minnesota	25,786
Coon Rapids, Minnesota	24,186
Plymouth, Minnesota	30,500
Roseville, Minnesota	29,412
Woodbury, Minnesota	18,731
Ellisville, Missouri	17,750

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Independence, Missouri	26,682
St. Peters, Missouri	20,200
Sunset Hills, Missouri	17,500
Omaha, Nebraska	20,412
Edison, New Jersey	18,197
Livingston, New Jersey	18,176
Moorestown, New Jersey	15,210
Rochelle Park, New Jersey	21,328
Cheektowaga, New York	25,532
Commack, New York	18,932
Rochester, New York	25,000
Scarsdale, New York	21,191
Westbury, New York	17,704
Charlotte, North Carolina	33,600
Raleigh, North Carolina	22,213
Centerville, Ohio	28,440
Columbus, Ohio	25,024
Holland, Ohio	32,312
North Olmsted, Ohio	20,000
Oakwood Village, Ohio	20,715
Sharonville, Ohio	30,975
King of Prussia, Pennsylvania	25,522
Langhorne, Pennsylvania*	17,405
Robinson, Pennsylvania	26,541
Warwick, Rhode Island*	20,388
Greenville, South Carolina*	20,920
Plano, Texas*	20,000
Knoxville, Tennessee	22,000
Nashville, Tennessee	18,147
Glen Allen, Virginia	24,900
Manassas, Virginia	26,568
Springfield, Virginia	30,145
Sterling, Virginia	16,500
Vienna, Virginia*	20,363
Virginia Beach, Virginia	22,000
Brown Deer, Wisconsin	19,848
Madison, Wisconsin	20,500
West Allis, Wisconsin	22,932

* We have signed leases for these locations which we expect to open in 2013.

We lease all of our stores. Our 10,000 square foot headquarters in Plymouth, Minnesota is attached to our flagship retail store. We own our four distribution centers, located in Spring Valley, Wisconsin; Ottawa Lake, Michigan; Ridgeway, Virginia; and Durant, Oklahoma, which consist of 51,000, 271,000, 100,000, and 150,000 square feet, respectively.

We believe that our material property holdings are suitable for our current operations and purposes. In order to continue executing our growth strategy, we intend to open no fewer than 17 new retail locations in 2013.

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Legal Proceedings

From time to time, we have been and may become involved in legal proceedings arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we are not presently involved in any legal proceeding in which the outcome, if determined adversely to us, would be expected to have a material adverse effect on our business, operating results, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

The following table provides information regarding our executive officers and directors, including their ages, as of March 11, 2013:

Name	Age	Position/Affiliation

Robert A. Rucker	60	Chief Executive Officer and President; Director

Timothy C. Clayton	58	Chief Financial Officer; Senior Vice President

Joseph Kinder	46	Senior Vice President – Operations

Carl Randazzo	47	Senior Vice President – Retail

Leigh M. Behrman	59	Vice President – Human Resources and Compliance

Peter J. Jacullo III(1)(2)	58	Director

Peter H. Kamin(1)(3)	50	Director

Todd Krasnow(2)(3)	55	Director

Adam L. Suttin(1)	44	Director

William E. Watts(2)	60	Director; Chairman of the Board

(1) Member of the audit committee

(2) Member of the compensation committee

(3) Member of the nominating and corporate governance committee

Robert A. Rucker has been our chief executive officer and president, and a member of our board of directors since June 2012. Previously, Mr. Rucker served as The Tile Shop’s chief executive officer and president, and as a member of its board of managers. Mr. Rucker holds a B.E.S. in Psychology and History from the University of Minnesota. We believe that Mr. Rucker is qualified to serve on our board of directors based on his historic knowledge of The Tile Shop as its founder and his strategic vision for our Company.

Timothy C. Clayton has been our chief financial officer and senior vice president since August 2012. From June 2012 to August 2012 Mr. Clayton served as a financial consultant to The Tile Shop. From June 2010 through August 2012 Mr. Clayton served as the chief financial officer of Sajan, Inc., a publicly-traded provider of language translation services and software. Prior to June 2010, Mr. Clayton has been the principal of Emerging Capital, LLC, a management consulting firm he founded in 2000, and, in such capacity, has served as the chief financial officer of ADESA, Inc., an automotive services company, and of numerous other public and private companies. From November 1997 to June 2000, Mr. Clayton was the executive vice president, chief financial officer and treasurer of Building One Services Corporation, a publicly-traded facilities services company, of which he was also a co-founder. From August 1976 until November 1997, Mr. Clayton served in various capacities at Price Waterhouse, LLP, an independent public accounting firm, including serving as an audit and business advisory services partner from July 1988 to November 1997. Since January 2005, Mr. Clayton has been a director and chairman of the audit committee of Agribank, FSB, a wholesale bank serving the rural agricultural market, and, since January 2003, Mr. Clayton has served on the board of directors of the National Federation of Independent Businesses, a nonpartisan lobbying organization on behalf of small business interests. Mr. Clayton holds a B.A. in accounting from Michigan State University and is a certified public accountant.

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Joseph Kinder has been our senior vice president — operations since June 2012. Previously, Mr. Kinder served as The Tile Shop’s supply chain manager from August 1995 until June 2012, as an assistant store manager for The Tile Shop from March 1994 to August 1995, and as a sales person at The Tile Shop from March 1993 to March 1994. Mr. Kinder holds a B.A. in Business from the College of Saint Thomas.

Carl Randazzo has been our senior vice president — retail since June 2012. Previously, Mr. Randazzo served as The Tile Shop’s national sales manager from October 2006 until June 2012, as a regional sales manager for The Tile Shop from June 2004 to October 2006, as a store manager for The Tile Shop from April 1994 to June 2004, and as a sales person at The Tile Shop from October 1992 to April 1994. Mr. Randazzo holds a B.S. in Economics from Arizona State University.

Leigh M. Behrman has been our vice president — human resources and compliance since June 2012. Previously, Mr. Behrman served as The Tile Shop’s human resources manager from October 2007 until June 2012, as The Tile Shop’s facility manager from June 1999 to October 2007, and as The Tile Shop’s corporate controller from January 1988 to June 1999.

Each officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Peter J. Jacullo III has served as a member of our board of directors since August 2012. Previously, Mr. Jacullo served as a member of The Tile Shop’s board of managers from December 2007 to August 2012. Since July 1987, Mr. Jacullo has been a self-employed investor. Previously, Mr. Jacullo was a vice president and director of the Boston Consulting Group from May 1984 to July 1987, where he was also employed in various other capacities from May 1978 to May 1984. He is currently a director of ANZ Terminals Pty Limited, an Australian-based independent operator of bulk liquid and gas storage facilities with facilities located in Australia and New Zealand, and of Magnatech International Inc., a provider of equipment for the hydraulic hose industry. Mr. Jacullo holds an M.B.A. from the University of Chicago and a B.A. in Economics from Johns Hopkins University. We believe that Mr. Jacullo is qualified to serve on our board of directors in light of the continuity that he provides on our board of directors and his experience as a professional investor.

Peter H. Kamin has served as a member of our board of directors since August 2012. Previously, Mr. Kamin served as a member of The Tile Shop’s board of managers from January 2012 to August 2012. Mr. Kamin has served as managing partner of 3K Limited Partnership, an investment fund, since January 2012. Previously, Mr. Kamin was the founding partner of ValueAct Capital, an investment fund, from January 2000 to January 2012. Since June 2012, Mr. Kamin has been a director and member of the audit committee of Ambassadors Group, Inc., a publicly-traded educational travel company; since May 2012, Mr. Kamin has been a director and member of the governance committee of MAM Software Group, Inc., a publicly-traded provider of business automation and ecommerce solutions for the automotive aftermarket; and since April 2012, Mr. Kamin has been a director and member of the audit committee of Rand Worldwide, Inc., a provider of technology solutions and professional services to engineering and design companies. Mr. Kamin previously served on the board of directors and as a member of the audit committee of Adesa, Inc., a publicly-traded provider of vehicle auction and remarketing services, from April 2007 to December 2011; on the board of directors and as a member of the audit and compensation committees of Seitel, Inc., a publicly-traded provider of onshore seismic data to the oil and gas industry, from February 2007 to December 2011; and on the board of directors and as a member of the governance committee of Exterran Holdings, Inc., a provider of natural gas compression products and services, from January 2007 to September 2008. Mr. Kamin holds an M.B.A. from the Harvard University Graduate School of Business and a B.A. in Economics from Tufts University. We believe that Mr. Kamin is qualified to serve on our board of directors due to his significant experience as a director of publicly-traded companies and his substantial experience as an investor.

Todd Krasnow has served as a member of our board of directors since August 2012. Previously, Mr. Krasnow served as a member of The Tile Shop’s board of managers from January 2012 to August 2012. Mr. Krasnow has served as the president of Cobbs Capital, Inc., a private consulting company, since January 2005, and as marketing domain expert with Highland Consumer Fund, a venture capital firm, since June 2007. Previously, Mr. Krasnow was the chairman of Zoots, Inc., a dry cleaning company, from June 2003 to January 2008 and chief executive officer of Zoots, Inc. from February 1998 to June 2003. He served as the executive vice president of sales and marketing of Staples, Inc. from May 1993 to January 1998 and in other sales and marketing positions for Staples, Inc. from March 1986 to May 1993. Since September 2005, Mr. Krasnow has served as a director of Carbonite, Inc., a publicly-traded provider of online backup solutions for consumers and small and medium sized businesses; since December 2005, Mr. Krasnow has served as chairman of Carbonite’s compensation committee and; since September 2009, he has served as a member of Carbonite’s audit committee. Mr. Krasnow is also a director of OnForce, Inc., an online marketplace that enables enterprises to hire information technology service professionals, and Global Customer Commerce, Inc., an internet retailer of blinds and wall coverings; and a member of the advisory boards of C&S Wholesale Grocers, Inc. and Piedmont, Ltd., a Japanese storage company, which conducts business as Quraz. Mr. Krasnow holds an M.B.A. from the Harvard University Graduate School of Business and an A.B. in Chemistry from Cornell University. We believe that Mr. Krasnow is qualified to serve on our board of directors due to his operating and management experience and his expertise in sales and marketing.

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Adam L. Suttin has served as a member of our board of directors since August 2012. Previously, Mr. Suttin served as president of JWC Acquisition Corp. Mr. Suttin co-founded J.W. Childs Associates, L.P., an private equity investment firm, in 1995 and is a partner of that firm. From 1989 to 1995, Mr. Suttin was an investment professional at Thomas H. Lee Company. He is currently a member of the board of directors of Brookstone, Inc., Refrigerator Manufacturers, Inc., Sunny Delight Beverages Co., Esselte Ltd., JA Apparel Corp. (Joseph Abboud), Mattress Firm Holdings, Inc., and The NutraSweet Company. Mr. Suttin hold a B.S. in Business from the Wharton School of the University of Pennsylvania and a B.A.S. in Engineering from the Moore School of Engineering of the University of Pennsylvania. We believe that Mr. Suttin is qualified to serve on our board of directors in light of his experience as a co-founder of J.W. Childs and his experience as a director of various companies.

William E. Watts has served as a member of our board of directors since August 2012. Previously, Mr. Watts served as vice president of JWC Acquisition Corp. Mr. Watts has been a partner of J. W. Childs Associates, L.P., an private equity investment firm, since June 2001. From 1991 to 2001, he was president and chief executive officer of General Nutrition Companies. Prior to being named president and chief executive officer, Mr. Watts held the positions of president and chief operating officer of General Nutrition, president and chief operating officer of General Nutrition Center, and senior vice president of retailing and vice president of retail operations of General Nutrition Center. Mr. Watts currently serves as chairman of the board of directors of Mattress Firm Holdings, Inc. and JA Apparel Corp. (Joseph Abboud), and is a member of the board of directors of Brookstone, Inc. Mr. Watts holds a B.A. in Social Science from the State University of New York at Buffalo. We believe that Mr. Watts is qualified to serve on our board of directors in light of his experience as a director of various companies and his experience as chief executive officer of a company with a well-known brand.

Classified Board of Directors

In accordance with our certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Except as otherwise provided by law and subject to the rights of any class or series of preferred stock, vacancies on our board of directors (including a vacancy created by an increase in the size of the board of directors) may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the board of directors to fill a vacancy (other than a vacancy created by an increase in the size of the board of directors) serves for the unexpired term of such director’s predecessor in office and until such director’s successor is elected and qualified. A director appointed to fill a position resulting from an increase in the size of the board of directors serves until the next annual meeting of stockholders at which the class of directors to which such director is assigned by the board of directors is to be elected by stockholders and until such director’s successor is elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Our directors are divided among the three classes as follows:

•	The Class I directors are Messrs. Jacullo and Suttin, with terms expiring at the annual meeting of stockholders to be held in 2013;

•	The Class II directors are Messrs. Kamin and Krasnow, with terms expiring at the annual meeting of stockholders to be held in 2014; and

•	The Class III directors are Messrs. Rucker and Watts, with terms expiring at the annual meeting of stockholders to be held in 2015.

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Our board of directors met two times between the effective date of the Business Combination and December 31, 2012. Each director attended at least 75% of the meetings of the board and of any committee of the board of directors on which such director served held between the effective date of the Business Combination and December 31, 2012.

Independence of the Board of Directors

As required under the rules and regulations of the Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each director concerning his background, employment, and affiliations, including family relationships, we have determined that Messrs. Jacullo, Kamin, Krasnow, Suttin, and Watts, representing five of our six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors will be “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or the SEC, and the listing requirements and rules of Nasdaq.

Committees of the Board of Directors

Our board of directors has established the following committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process, the audit of our financial statements, and our internal control processes. Among other matters, the audit committee evaluates our independent auditors’ qualifications, independence, and performance; determines the engagement, retention, and compensation of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements, including the disclosures in our annual and quarterly reports to be filed with the SEC; approves the retention of the independent auditors to perform any proposed permissible non-audit services; reviews our risk assessment and risk management processes; establishes procedures for receiving, retaining, and investigating complaints received by us regarding accounting, internal accounting controls, or audit matters; monitors the rotation of partners of the independent auditors on our engagement team as required by law; reviews our critical accounting policies and estimates; and oversees any internal audit function. Additionally, the audit committee reviews and approves related person transactions and reviews and evaluates, on an annual basis, the audit committee charter and the committee’s performance. Our independent registered public accounting firm and management each periodically meet privately with our audit committee.

The current members of our audit committee are Messrs. Jacullo, Kamin, and Suttin, with Mr. Kamin serving as the chair of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Mr. Kamin is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. A description of Mr. Kamin’s experience is set forth above under “Non-Management Directors.” Messrs. Jacullo, Kamin, and Suttin are independent directors as defined under the applicable rules and regulations of the SEC, Nasdaq and Public Company Accounting Oversight Board. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq, and which is available at our website, www.tileshop.com, in the “Info – Legal/Investors– Investor Relations” section, under “Governance – Governance Documents.” The audit committee met once between the effective date of the Business Combination and December 31, 2012.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our executive officers and employees. The compensation committee annually reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee also reviews and makes recommendations to the board with respect to director compensation and administers the issuance of stock options and other awards under our equity compensation plans. The compensation committee reviews and prepares the necessary compensation disclosures required by the SEC. Additionally, the compensation committee reviews and evaluates, on an annual basis, the compensation committee charter and the committee’s performance.

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The current members of our compensation committee are Messrs. Jacullo, Krasnow, and Watts, with Mr. Krasnow serving as the chair of the committee. All of the members of our compensation committee are independent under the applicable rules and regulations of the SEC, Nasdaq, and Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq, and which is available at our website, www.tileshop.com, in the “Info – Legal/Investors– Investor Relations” section, under “Governance – Governance Documents.” The compensation committee did not meet between the effective date of the Business Combination and December 31, 2012.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for making recommendations regarding corporate governance; identification, evaluation and nomination of candidates for directorships; and the structure and composition of our board of directors and committees thereof. In addition, the nominating and corporate governance committee oversees our corporate governance guidelines, approves our committee charters, oversee compliance with our code of business conduct and ethics, contributes to succession planning, reviews actual and potential conflicts of interest of our directors and officers other than related person transactions reviewed by the audit committee, and oversees the board of directors self-evaluation process. Additionally, the nominating and corporate governance committee reviews and evaluates, on an annual basis, the nominating and corporate governance committee charter and the committee’s performance.

The current members of our nominating and corporate governance committee are Messrs. Kamin and Krasnow, with Mr. Krasnow serving as the chair of the committee. All of the members of our nominating and corporate governance committee are independent under the applicable rules and regulations of Nasdaq. The nominating and corporate governance committee operates under a written charter, which is available at our website, www.tileshop.com, in the “Info – Legal/Investors– Investor Relations” section, under “Governance – Governance Documents.” The nominating and corporate governance committee did not meet between the effective date of the Business Combination and December 31, 2012.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists of Messrs. Jacullo, Krasnow, and Watts. None of the individuals who currently serve as a member of our compensation committee have ever been an executive officer or employee of ours. In connection with the Business Combination, each of Messrs. Jacullo, Krasnow and Watts received compensation from and entered into agreements with the Company as described in “Certain Relationships and Related Transactions.” None of our executive officers currently serves, nor in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. During the fiscal year completed December 31, 2012, none of The Tile Shop’s executive officers or employees, other than Mr. Rucker, participated in the deliberations of The Tile Shop’s board of managers concerning executive officer compensation.

Involvement in Certain Legal Proceedings

In October 2011, Mr. Joseph Kinder, our senior vice president – operations, was involved in a domestic dispute (misdemeanor charge stayed) and a verbal altercation with police officers (pled guilty to a gross misdemeanor).

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all officers, directors and employees. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business. The Code of Business Conduct and Ethics is available on the “Investor Relations” section of our website, at http://investors.tileshop.com, under the “Governance” heading. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Ethics and Business Conduct by posting such information on our website at the web address and location specified above.

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Director Compensation

Prior to consummation of the Business Combination, we paid each of Messrs. Kamin and Krasnow $50,000 per year for service on The Tile Shop’s board of managers and, in January 2012, granted to each of Messrs. Kamin and Krasnow 116,750 Series 2012 Participating Capital Appreciation Common Units, or Series 2012 Units, of The Tile Shop. The Series 2012 Units shared ratably with The Tile Shop’s common unit membership interests, or Common Units, in distributions from The Tile Shop after a certain aggregate distribution threshold had been reached with regard to the Common Units. In January 2012, Mr. Kamin transferred the Series 2012 Units held by him to the Peter H. Kamin GST Trust, of which Mr. Kamin is a trustee. The Series 2012 Units vested in full immediately prior to the consummation of the Business Combination and each of Mr. Krasnow and the Peter H. Kamin GST Trust shared ratably in the consideration payable to the former direct and indirect members of The Tile Shop in connection with the Business Combination as though each such holder’s Series 2012 Units were converted into 41,564 Common Units.

Following the Business Combination, each of our non-employee directors receives an annual fee of $100,000 and the chairperson of our board of directors receives an additional annual fee of $150,000. The fees for fiscal year 2012 were paid upon the consummation of the Business Combination in the form of restricted common stock valued at $10.00 per share and granted pursuant to our Omnibus Plan. In each subsequent year, we expect that each non-employee director and the chairperson of our board of directors will receive the fees payable to them in their capacities as such one-half in cash, payable quarterly, and one-half in the form of restricted common stock, to be granted at the time of the annual meeting pursuant to the Omnibus Plan or a successor plan thereto. The number of shares of our restricted common stock to be granted in each subsequent year will be equal to the quotient obtained by dividing (i) the amount of the annual fee payable to such non-employee director in the form of restricted stock, as set forth above, by (ii) the average closing price on Nasdaq of our common stock over 30 trading days immediately preceding the date of grant. The restricted stock grants for 2012 and for each subsequent year the risks of forfeiture will lapse in full on the first anniversary of the date of grant, contingent upon the applicable non-employee director’s continued service on our board of directors. If any restricted stock remains for which the risks of forfeiture have not lapsed at the time of a non-employee director’s termination of service on the board of directors, the Company has the option to purchase such shares of restricted stock at a price set forth in the agreements governing such restricted stock.

Notwithstanding the foregoing, each of Messrs. Jacullo and Suttin have agreed to forego all compensation for their service as directors of our Company.

Director Compensation Table for Fiscal 2012

The following table summarizes the compensation paid to each non-employee director in the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1) (2)	Total ($)
Peter H. Kamin	25,000	110,500	135,500
Todd Krasnow	25,000	110,500	135,500
Peter J. Jacullo III	-	-	-
Adam L. Suttin	-	-	-
William E. Watts	-	276,250	276,250

(1)	The value of stock awards in this table represent the fair value of such awards granted during the fiscal year, as computed in accordance with FASB ASC 718. The assumptions used to determine the valuation of the awards are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 11 to our consolidated financial statements, each included in the Company’s Annual Report on Form 10-K for the 2012 fiscal year, filed with the Securities and Exchange Commission on March 18, 2013.

(2)	The aggregate number of shares of restricted stock held by each of the directors listed in the table above as of December 31, 2012 was as follows: Mr. Kamin 10,000 shares, Mr. Krasnow 10,000 shares, and Mr. Watts 25,000 shares. These shares of restricted stock were granted to the directors upon the consummation of the Business Combination and the risks of forfeiture will lapse in full on August 22, 2013.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses our policies and decisions with respect to the compensation of our executive officers and employees who are named in the “2012 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. We expect that our executive compensation philosophy as a publicly traded company will differ from our historical compensation philosophy as a result on our compensation committee’s continued review and evaluation of our compensation philosophy and structure. The “named executive officers,” to whom this discussion applies are:

•	Robert A. Rucker, chief executive officer;

•	Timothy Clayton, chief financial officer;

•	Joseph Kinder, senior vice president – operations;

•	Carl Randazzo, senior vice president – retail; and

•	Leigh M. Behrman, vice president – human resources and compliance.

All of our named executive officers, with the exception of Mr. Clayton, served as executive officers during the entire 2012 fiscal year. Mr. Clayton was appointed chief financial officer in August 2012 in connection with the consummation of the Business Combination. Between June 2012 and August 2012, he served as a financial consultant to the Company.

Overview

We recognize that our ability to excel depends on the integrity, knowledge, imagination, skill, diversity, and teamwork of our employees. To this end, we strive to create an environment of mutual respect, encouragement, and teamwork that rewards commitment and performance and that is responsive to the needs of our employees. The principles and objectives of our compensation and benefits programs for our employees generally, and for our named executive officers specifically, are to:

•	align compensation incentives with our corporate strategies, business, and financial objectives and the long-term interests of our stockholders;

•	motivate, reward and retain executives whose knowledge, skills, and performance ensure our continued success; and

•	ensure that total compensation is fair, reasonable, and competitive.

Historically, the compensation for our named executive officers has consisted of (i) base salary, (ii) performance bonus, (iii) phantom equity units, (iii) perquisites and health and welfare benefits, and (v) 401(k) plan retirement savings opportunities. Effective immediately prior to the consummation of the Business Combination, we terminated our Deferred Compensation Plan, pursuant to which we previously granted phantom equity units. We anticipate that we will make a lump-sum cash payment to each former holder of phantom equity units, including certain of our named executive officers, on August 20, 2013, in full satisfaction of all phantom equity units previously held by such individuals.

Effective upon consummation of the Business Combination, we adopted an equity award plan, and made grants to certain of our named executive officers thereunder. For a further description of the plan, see “Executive Compensation — Compensation Discussion and Analysis — Executive Compensation Program Components — 2012 Omnibus Award Plan” beginning on page 46 of this prospectus.

Each of the primary elements of our executive compensation program are discussed in more detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to be flexible and complementary and to collectively serve all of the executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that each individual element, to some extent, serves each of our objectives. Further, while each of our executive officers has not been, and may not be, compensated with all individual compensation elements, we believe that the compensation provided to each individual executive officer is, and will be, consistent with the overall compensation philosophy and objectives set forth above.

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Compensation Determination Process

As we transition from being a privately held company to a publicly traded company, we will evaluate our philosophy and compensation programs as circumstances require and, at a minimum, we will review executive compensation annually. As part of this review process, we expect to apply the values and the objectives outlined above, together with consideration for the levels of compensation that we would be willing to pay to ensure that our compensation remains competitive and that it is meeting our retention objectives in light of the cost to us if we were required to replace a key employee.

Historically, The Tile Shop’s board of managers did not review anonymous private company compensation surveys in setting the compensation of our named executive officers. In the future, we anticipate that our compensation committee will determine executive compensation, at least in part, by reference to the compensation information for the executives of a peer group of comparable companies, although no such peer group has yet been determined. Additionally, our compensation committee plans to engage a compensation consultant in fiscal year 2013 to provide market data on a peer group of companies in our industry, and we intend to review this information and other information obtained by the members of our compensation committee to help ensure that our compensation program is competitive. We plan to periodically update the information provided by this compensation consultant. We anticipate that our compensation committee may make adjustments in executive compensation levels in the future as a result of this more formal market comparison process.

The compensation levels of our named executive officers reflect, to a significant degree, the varying roles and responsibilities of such executives. As a result of the assessment by our board of directors of Robert Rucker’s roles and responsibilities, there is and has been a significant compensation differential between his compensation levels and those of our other named executive officers.

Executive Compensation Program Components

Base Salary .  Base salaries of our named executive officers were initially established through arm’s-length negotiation at the time the executive was hired, taking into account such executive’s qualifications, experience, and prior salary. Base salaries of our named executive officers are approved and reviewed periodically by our chief executive officer, and in the case of our chief executive officer’s base salary, by our board of directors, and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience, and sustained performance. Decisions regarding salary increases may take into account the executive officer’s current salary, equity or equity-linked interests, and the amounts paid to an executive officer’s peers within our Company. In making decisions regarding salary increases, we may also draw upon the experience of members of our board of directors with other companies. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. No formulaic base salary increases are provided to our named executive officers. This strategy is consistent with our intent of offering base salaries that are cost-effective while remaining competitive.

The actual base salaries earned by all of our named executive officers in 2012 are set forth in the “2012 Summary Compensation Table.”

In anticipation of the consummation of the Business Combination, we entered into offer letter agreements with each of Messrs. Rucker, Clayton, Kinder, Randazzo, and Behrman, which provide for annual base salaries of $303,991, $200,000, $200,000, $200,000, and $119,000, respectively. Pursuant to the terms of his offer letter, Mr. Rucker’s base salary increased to $500,000 effective January 1, 2013. For a further description of these offer letter agreements, see “Executive Compensation — Offer Letter Agreements” beginning on page 50 of this prospectus.

2012 Omnibus Award Plan . In June 2012, our board of directors and stockholders adopted an equity award plan, which became effective upon the consummation of the Business Combination. The principal purpose of the equity award plan is to attract, retain, and motivate selected employees, consultants, and directors. As initially adopted, the equity award plan provided for stock-based compensation awards. In February 2013, the compensation committee and the board of directors amended the equity award plan to authorize grants of performance-based awards, which may be paid in cash or equity, and determined to seek stockholder approval of the performance-based award amendment at the 2013 annual meeting. At the same time, the plan was renamed the 2012 Omnibus Award Plan (the “Omnibus Plan”). The compensation committee of our board of directors administers the Omnibus Plan, subject to the right of our board of directors to assume authority for administration or delegate such authority to another committee of the board of directors. Awards under the Omnibus Plan may be granted to individuals who are then our officers, employees, directors, or consultants or are the officers, employees, directors, or consultants of our subsidiaries.

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Under the Omnibus Plan, 2,500,000 shares of our common stock were initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options and restricted stock awards. As initially adopted, the number of shares initially reserved for issuance or transfer pursuant to awards under the Omnibus Plan would increase on the first day of each calendar year beginning in 2013 and ending in 2022, in an amount equal to the least of (A) 2,500,000 shares, (B) six percent (6%) of the shares of common stock outstanding (on an as-converted basis) on the last day of the immediately preceding calendar year, and (C) such smaller number of shares of common stock as determined by our board of directors. In February 2013, the compensation committee and the board of directors acknowledged that 2,500,000 shares of common stock were added to the Omnibus Plan reserve effective January 1, 2013 in accordance with the automatic share increase provision, and amended the Omnibus Plan to eliminate the automatic share increase for subsequent years.

 In the event of a change of control, as such term is defined in the Omnibus Plan, the administrator may, in its sole discretion, accelerate vesting of awards issued under the Omnibus Plan such that 100% of any such award may become vested and exercisable. Additionally, the administrator has complete discretion to structure one or more awards under the Omnibus Plan to provide that such awards will become vested and exercisable on an accelerated basis. The administrator may also make appropriate adjustments to awards under the Omnibus Plan and is authorized to provide for the acceleration, termination, assumption, substitution, or conversion of such awards in the event of a change of control or certain other unusual or nonrecurring events or transactions.

As of December 31, 2012, 2,046,000 shares of common stock were subject to outstanding awards pursuant to the Omnibus Plan.

The types of awards we intend to grant under the Omnibus Plan are as follows:

Annual Cash Bonuses.  Historically, annual cash bonuses have been awarded to our named executive officers when The Tile Shop’s board of managers or our chief executive officer determined that such bonuses were merited in light of corporate performance.

Mr. Rucker has historically been awarded an annual cash bonus in an amount sufficient to provide Mr. Rucker with total actual after-tax bonus compensation equal to 3% of our net income, inclusive of the bonus compensation and associated tax adjustment payable to Mr. Rucker, for the corresponding period. Our other named executive officers have historically been awarded annual cash bonuses in an amount determined by our chief executive officer and approved by our board of directors or The Tile Shop’s board of managers, as applicable, reflecting (i) our annual operating performance, (ii) our year-over-year operating growth, (iii) attainment of individual and corporate goals, and (iv) other discretionary factors deemed relevant.

The actual cash bonuses earned by all of our named executive officers in 2012 are set forth in the “2012 Summary Compensation Table.”

In February 2013, the board of directors and the compensation committee of the board of directors adopted the specific performance targets and payout levels for each executive officer for fiscal year 2013. Mr. Rucker is eligible to earn target cash bonus compensation equal to 100% of his base salary and each of Messrs. Clayton, Kinder, Randazzo, and Behrman is eligible to earn target cash bonus compensation equal to 50% of their base salary, based on our Adjusted EBITDA for the year. The target bonus compensation is payable if we achieve the Adjusted EBITDA target set forth in our budget. Each of Messrs. Rucker, Clayton, Kinder, Randazzo, and Behrman is entitled to receive a partial bonus payment if we achieve at least 85% of our budgeted Adjusted EBITDA, and a bonus of up to double the target bonus amount if we achieve 115% of our budgeted Adjusted EBITDA and attain targeted sales goals. The compensation committee reviews and certifies performance following the end of each fiscal year.

Equity and Equity-Linked Incentives .  Historically, in order to align the interests of our named executive officers with those of our stockholders, we granted certain of our employees and each of our named executive officers, other than Mr. Rucker, phantom equity units pursuant our Deferred Compensation Plan that were payable in cash based on the appreciation in the value of The Tile Shop’s Common Units. Due to Mr. Rucker’s significant beneficial equity interest in The Tile Shop, The Tile Shop’s board of managers determined that it was not necessary or appropriate to grant Mr. Rucker any such phantom equity units. These phantom equity units were fully-vested upon grant and payable to the holders thereof upon the earlier of (i) the tenth or fifteenth anniversary of the date of grant, as applicable, or (ii) immediately prior to a change of control of The Tile Shop. Upon the occurrence of either such event, the holder of each unit of phantom equity is entitled to receive, in respect of each such unit, a payment in cash equal to the change in the fair market value of The Tile Shop’s Common Units between the date of grant and (a) the last day of the fiscal year immediately preceding the tenth or fifteenth anniversary of the date of grant, as applicable, or (b) the date of the change of control, as applicable. At all times from January 1, 2009 until the termination of our Deferred Compensation Plan in connection with the consummation of the Business Combination, Messrs. Behrman, Kinder, and Randazzo held 100,000, 300,000, and 300,000 phantom equity units of The Tile Shop, respectively. Effective immediately prior to the consummation of the Business Combination, we terminated our Deferred Compensation Plan. We anticipate that we will make a lump-sum cash payment to each former holder of phantom equity units, including Messrs. Behrman, Kinder, and Randazzo, on August 20, 2013, in full satisfaction of all phantom equity units previously held by such individuals. We expect to make payments to Messrs. Behrman, Kinder, and Randazzo of $824,000, $2,060,000, and $2,060,000, respectively, on such date.

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Going forward, we intend to use equity incentive awards pursuant to our Omnibus Plan to continue to link the interests of our named executive officers with those of our stockholders. The Omnibus Plan provides that the administrator may grant or issue stock options and restricted stock or any combination thereof. Stock options may be either nonqualified stock options or incentive stock options. Vesting of these equity incentive awards, which we expect to be primarily in the form of stock option grants for our named executive officers other than Mr. Rucker, will be based in whole or in part on continued employment to encourage the retention of our named executive officers through the vesting period of the awards, and, in some cases, partially based on the annual appreciation of our common stock. In determining the size of the initial equity awards to our named executive officers, our compensation committee considered a number of internal factors, such as the relative job scope, the value of outstanding equity awards, individual performance history, prior contributions to us, and the size of prior awards, as well as external factors such as the levels of unvested equity awards held by our executive officers in relation to their peers at comparable companies. The compensation committee also intends to consider the foregoing factors for future awards.

The equity grants made to our named executive officers in 2012 are set forth in the “Grants of Plan Based Awards in Fiscal Year 2012” table and are discussed in the “Equity Grants” section.

We do not have any securities ownership requirements for our named executive officers.

Retirement Savings .  All of our full-time employees, including our named executive officers, are eligible to participate in The Tile Shop 401(k) Retirement Plan. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit, which was $17,000 in 2012, and to have the amount of this reduction contributed to the 401(k) plan. In 2012 and 2011, we made a matching contribution of $0.25 for every $1.00 that each applicable employee contributed to the 401(k) plan, up to a maximum of 5% of such employee’s salary. Each year, this matching contribution vests as to 20% of the aggregate matching contributions for such employee, such that all previous and future matching contributions will be vested after the employee has been employed by us for a period of five years.

Perquisites.  From time-to-time, we have provided certain of our named executive officers with perquisites that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating, and retaining executive talent. We believe that these additional benefits may assist our executive officers in performing their duties and provide time efficiencies for our executive officers in appropriate circumstances, and may consider providing additional perquisites in the future. There are no material perquisites to our named executive officers that are contractual obligations pursuant to written agreement. All future practices regarding perquisites will be approved and subject to periodic review by our compensation committee.

Tax Considerations .  Our board of directors considers the potential effects of Section 162(m) of the Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for the chief executive officer and each of the next three most highly compensated executive officers (other than the chief financial officer, if any), unless the compensation is “performance based” or based on another available exemption. Prior to being a publicly-held corporation, The Tile Shop’s board of managers did not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Additionally, the restricted stock granted to Mr. Rucker in August 2012 was not “performance based.” In February 2013, the compensation committee approved an amendment to the Omnibus Plan to allow for the grant of cash-based awards. We intend to submit the amendment for stockholder approval to qualify as “performance based” compensation. We expect that our compensation committee will continue, where reasonably practicable, to seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). As such, in approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments and Deferred Compensation .  We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 409A of the Code during 2012, and we have not agreed, nor are otherwise obligated, to provide any executive officer with such a “gross-up” or other reimbursement. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change of control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider received “deferred compensation” that does not meet the requirements of Section 409A of the Code.

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Summary Compensation Table for Fiscal 2012

The following table provides information regarding the compensation earned during the fiscal years ended December 31, 2011 and December 31, 2012 by each of the Named Executive Officers for each year in which each was a Named Executive Officer.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Robert A. Rucker	2012	303,991		-	2,762,500	-	1,936,983	847,075	5,821,278
Chief Executive Officer	2011	262,302		-	-	-	1,032,971	788,144	2,083,417
Timothy Clayton (3)	2012	66,667	(4)	39,690	-	1,102,993	-	-	1,209,280
Chief Financial Officer
Joseph Kinder	2012	192,970		112,660	-	1,654,383	-	-	1,960,014
Senior Vice President – Operations	2011	162,000		91,345	-	-	-	-	253,345
Carl Randazzo	2012	178,375		118,824	-	1,645,383	-	-	1,951,583
Senior Vice President – Retail	2011	162,000		135,227	-	-	-	-	297,227
Leigh M. Behrman	2012	119,000		112,051	-	551,462	-	-	782,513
Vice President – Human Resources and Compliance	2011	119,000		45,402	-	-	-	-	164,402

(1)	The value of stock awards and options in this table represent the fair value of such awards granted or modified during the fiscal year, as computed in accordance with FASB ASC 718. The assumptions used to determine the valuation of the awards are discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 11 to our consolidated financial statements, each included in the Company’s Annual Report on Form 10-K for the 2012 fiscal year, filed with the Securities and Exchange Commission on March 18, 2013.

(2)	The amount under “All Other Compensation” for Mr. Rucker for fiscal 2011 includes $782,444 in tax “gross-ups” related to Mr. Rucker’s bonus compensation and $5,700 in insurance premium payments made on behalf of Mr. Rucker. The amount under “All Other Compensation” for Mr. Rucker for fiscal 2012 includes $844,225 in tax “gross-ups” related to Mr. Rucker’s bonus compensation and $2,850 in insurance premium payments made on behalf of Mr. Rucker.

(3)	Mr. Clayton was not a Named Executive Officer in fiscal 2011.

(4)	Includes compensation received by Mr. Clayton for services as Chief Financial Officer since August 21, 2012 and as a financial consultant from June 2012 through August 21, 2012.

Grants of Plan-Based Awards for Fiscal 2012

The following table sets forth certain information regarding grants of plan-based awards during the fiscal year ended December 31, 2012.

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Name	Grant date	Estimated future payouts under equity incentive plan awards Target (#)		All other stock awards: Number of shares of stock or units (#)	All other option awards: Number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)
Robert A. Rucker	8/21/2012	-		250,000	-	-	2,762,500
Timothy Clayton	8/21/2012	73,333	(1)	-	-	10.00	316,186
	8/21/2012	-		-	146,667	10.00	786,737
Joseph Kinder	8/21/2012	110,000	(1)	-	-	10.00	474,281
	8/21/2012	-		-	220,000	10.00	1,180,102
Carl Randazzo	8/21/2012	110,000	(1)	-	-	10.00	474,281
	8/21/2012	-		-	220,000	10.00	1,180,102
Leigh M. Behrman	8/21/2012	36,667	(1)	-	-	10.00	158,091
	8/21/2012	-		-	73,333	10.00	393,701

(1)	Represents options to acquire shares of common stock issued to certain named executive officers. These options will vest and become exercisable in four equal annual installments beginning on August 21, 2013 provided that the Company meets or exceeds certain annual stock price increase targets.

Offer Letter Agreements

In June 2012, as the result of arm’s length negotiations, we entered into an offer letter agreement with Mr. Rucker setting forth the terms and conditions of his employment effective upon consummation of the Business Combination. The offer letter agreement provided for an annual base salary of $303,991 for the remainder of the 2012 fiscal year and provides for an annual base salary of $500,000 for the 2013 fiscal year. In future years, Mr. Rucker’s base salary will be subject to increases and modifications as determined by our board of directors and its compensation committee. Pursuant to the offer letter agreement, Mr. Rucker is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he resigns with good reason, subject to execution of a full release in our favor. In such an event, Mr. Rucker is entitled to continued payment of his base salary for twelve months and an additional payment in an amount equal to twelve times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, Mr. Rucker is also entitled to full vesting acceleration with respect to any unvested equity awards if he is not offered employment by the successor entity, or if he is terminated without cause or constructively terminated prior to the first anniversary of the change of control.

In June 2012, as the result of arm’s length negotiations, we entered into offer letter agreements with each of Messrs. Kinder, Randazzo, and Behrman setting forth the terms and conditions of each such individual’s respective employment effective upon consummation of the Business Combination. The offer letter agreements provide for annual base salaries of $200,000, $200,000, and $119,000, respectively, for Messrs. Kinder, Randazzo, and Behrman, subject to increases and modifications as determined by our board of directors and its compensation committee. Messrs. Kinder’s, Randazzo’s, and Behrman’s current base salaries are $200,000, $200,000, and $119,000, respectively. Pursuant to the offer letter agreements, each of Messrs. Kinder, Randazzo and Behrman is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he resigns for good reason, subject to execution of a full release in our favor. In such an event, each of Messrs. Kinder, Randazzo and Behrman is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, each of Messrs. Kinder, Randazzo and Behrman is also entitled to full vesting acceleration with respect to any unvested equity awards if he is not offered employment by the successor entity, or if he is terminated without cause or is constructively terminated prior to the first anniversary of the change of control.

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In July 2012, as the result of arm’s length negotiations, we entered into an offer letter agreement with Mr. Clayton setting forth the terms and conditions of his employment, effective upon consummation of the Business Combination. The offer letter agreement provides for an annual base salary of $200,000, subject to increases and modifications as determined by our board of directors and its compensation committee. Mr. Clayton’s current base salary is $200,000. Pursuant to the offer letter agreement, Mr. Clayton is entitled to receive severance benefits if his employment is terminated by us without cause at any time or if he resigns for good reason, subject to execution of a full release in our favor. In such an event, Mr. Clayton is entitled to continued payment of his base salary for six months and an additional payment in an amount equal to six times our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination. Upon a change of control, Mr. Clayton is also entitled to full vesting acceleration with respect to any unvested equity awards if he is not offered employment by the successor entity, or if he is terminated without cause or constructively terminated prior to the first anniversary of the change of control.

In connection with their offer letter agreements, each of Messrs. Rucker, Clayton, Kinder, Randazzo, and Behrman agreed not to compete, directly or indirectly, with us or solicit any of our employees or business contacts during the term of his employment and for a period of two years, one year, one year, one year, and one year thereafter, respectively. Notwithstanding the foregoing, we may, at our election, extend the term of the non-compete and non-solicit obligations to which Messrs. Clayton, Kinder, and Randazzo are subject to be for a period of two years following termination of employment; provided, that we provide the applicable individual with continued payment of his base salary for twelve months (in lieu of six months) and an additional payment in an amount equal to twelve times (in lieu of six times) our contribution amount for the monthly health insurance premium for him during the month immediately prior to termination.

Equity Grants

In August 2012, upon the consummation of the Business Combination, Messrs. Kinder, Randazzo, Clayton, and Behrman received initial grants of options to purchase 330,000, 330,000, 220,000, and 110,000 shares of our common stock, respectively, at an exercise price per share of $10.00. Two-thirds of the total number of shares subject to each such stock option grant are subject to vesting in equal annual installments over four years from the date of grant, based only upon the applicable executive officer’s continued service to us, and one-third of the total number of shares subject to each such stock option grant are subject to vesting in equal annual installments over four years from the date of grant, based both on the appreciation in the price of our common stock and continued service to us. The portion of stock option grants tied to appreciation in the price of our common stock will vest on each anniversary of the date of grant if the trading price of our common stock has increased by at least 20% over the applicable one-year period. The increase will be measured by reference to the average closing price on the Nasdaq Stock Market of our common stock over the 30 trading days immediately preceding the date of grant or anniversary date thereof, as applicable. We believe that these vesting schedules will appropriately encourage long-term employment with us while allowing our executives to realize compensation in line with the value that they create for our stockholders.

In August 2012, upon the consummation of the Business Combination, we also granted to Mr. Rucker an award of 250,000 restricted shares of our common stock. The risk of forfeiture for such shares will lapse as to one-third of the total number of shares of common stock on each of December 31, 2013, 2014, and 2015, subject to Mr. Rucker’s continued service as an employee, officer, or director of our Company.

We have provided for the acceleration of vesting of equity awards granted to each of Messrs. Rucker, Clayton, Kinder, Randazzo, and Behrman in the event of a change of control of our Company. In the event of a change of control, if the individual is terminated without cause or is otherwise constructively terminated prior to the first anniversary of the change of control, the vesting of any unvested awards will be accelerated in full immediately prior to such termination. We believe that these acceleration opportunities will further align the interests of our executives with those of our stockholders by providing our executives an opportunity to benefit alongside our stockholders in a corporate transaction.

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Outstanding Equity Awards at Fiscal Year-end for Fiscal 2012

The following table sets forth certain information regarding outstanding equity awards held by the Named Executive Officers as of December 31, 2012.

		Option Awards							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert A. Rucker	8/21/12	-	-		-		-	-	250,000	(1)	4,207,500
Timothy Clayton	8/21/12	-	146,667	(2)	73,333	(3)	10.00	8/21/22	-		-
Joseph Kinder	8/21/12	-	220,000	(2)	110,000	(3)	10.00	8/21/22	-		-
Carl Randazzo	8/21/12	-	220,000	(2)	110,000	(3)	10.00	8/21/22	-		-
Leigh M. Behrman	8/21/12	-	73,333	(2)	36,667	(3)	10.00	8/21/22	-		-

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(1)	These shares of restricted stock will become unrestricted as to one-third of the total number of shares of common stock on each of December 31, 2013, 2014, and 2015.
(2)	These options become exercisable in four equal annual installments beginning on August 21, 2013.
(3)	These options become exercisable in four equal annual installments beginning on August 21, 2013 provided that the Company meets or exceeds certain annual stock price increase targets.

Option Exercises and Stock Vested for Fiscal 2012

None of the named executive officers exercised options or had equity awards vest during the fiscal year ended December 31, 2012.

Pension Benefits

The Company did not sponsor any defined benefit pension or other actuarial plan for its named executive officers during the year ended December 31, 2012.

Nonqualified Deferred Compensation

As discussed above in the section “2012 Omnibus Award Plan – Equity and Equity-Linked Incentives,” prior to the Business Combination, we maintained a Deferred Compensation Plan for our executive officers, with the exception of Mr. Rucker. At all times from January 1, 2009 until the termination of our Deferred Compensation Plan in connection with the consummation of the Business Combination, Messrs. Behrman, Kinder, and Randazzo held 100,000, 300,000, and 300,000 phantom equity units of The Tile Shop, respectively. Effective immediately prior to the consummation of the Business Combination, we terminated our Deferred Compensation Plan. We anticipate that we will make a lump-sum cash payment to each former holder of phantom equity units, including Messrs. Behrman, Kinder, and Randazzo, on August 20, 2013, in full satisfaction of all phantom equity units previously held by such individuals. We expect to make payments to Messrs. Behrman, Kinder, and Randazzo of $824,000, $2,060,000, and $2,060,000, respectively, on such date.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Robert A. Rucker	-	-	-	-	-
Timothy Clayton	-	-	-	-	-
Joseph Kinder	-	-	1,223,611	-	2,060,000
Carl Randazzo	-	-	1,223,611	-	2,060,000
Leigh M. Behrman	-	-	384,755	-	824,000

(1) Represents the change in value of the phantom equity units from January 1, 2012 through the effective date of the Business Combination, at which time the Deferred Compensation Plan was terminated.

(2) We expect to pay the balance to each participant in a lump sum on August 20, 2013.

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Potential Payments Upon Termination or Change in Control

As discussed above in connection with each named executive officer’s offer letter agreement, each named executive officer may be eligible to receive severance benefits in the event that his employment is terminated by the Company without cause or by the named executive officer for good reason. Additionally, each named executive officer is entitled to full vesting of any outstanding equity awards in the event of a change of control, if the individual is terminated without cause or is otherwise constructively terminated prior to the first anniversary of the change of control. The amounts payable to each of the named executive officers, assuming that each individual's employment had terminated on December 31, 2012, under each scenario, are as follows:

	Termination
Name	In Connection with a Change in Control ($) (1)	By Company Not for Cause ($) (2)	By NEO for Good Reason ($) (2)
Robert A. Rucker	3,265,513	506,027	506,027
Timothy Clayton	1,205,936	103,013	103,013
Joseph Kinder	1,757,397	103,013	103,013
Carl Randazzo	1,754,384	100,000	100,000
Leigh M. Behrman	613,975	62,513	62,513

(1)	Represents lapse of the risks of forfeiture on all outstanding shares of restricted stock, in the case of Mr. Rucker, and full vesting of all outstanding options to purchase common stock, in the case of the other named executive officers.

(2)	Represents payments of one year of base salary and company-contributed health-insurance costs, in the case of Mr. Rucker, and six months of base salary and company-contributed health insurance costs, in the case of the other named executive officers, with the exception of Mr. Randazzo who does not participate in company-sponsored health insurance.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we are empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of such directors, officers and employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, employee, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that the provisions of our certificate of incorporation and bylaws described above and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

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The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Rule 10b5-1 Trading Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We describe below transactions and series of similar transactions, occurring since the beginning of our most recently completed fiscal year, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family (collectively, the “Related Persons”) had or will have a direct or indirect material interest.

Compensation arrangements with our named executive officers and directors are described elsewhere in this prospectus. There are no family relationships among any of our directors or executive officers.

Business Combination

In August 2012, we consummated the Business Combination pursuant to the terms of that certain Contribution and Merger Agreement (the “Merger Agreement”), dated as of June 27, 2012, by and among JWC Acquisition Corp., an entity for which Adam Suttin and Mr. William Watts served as president and vice president, respectively, (“JWCAC”), on the one hand, and The Tile Shop, the members of The Tile Shop, including Todd Krasnow, various entities controlled by Peter Kamin, The Tile Shop, Inc. (controlled by Robert Rucker) and JWTS, Inc. (controlled by John Jacullo), (the “Members”), Nabron International Inc., a Bahamas corporation, a holder of greater than 5% of our outstanding common stock (“Nabron” and, together with the Members other than ILTS, LLC, the “Sellers”), the Company, Tile Shop Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Peter Jacullo, in his capacity as Sellers’ Representative, on the other hand. Pursuant to the Merger Agreement, (i) the Sellers contributed, directly or indirectly, all of the membership interests in The Tile Shop to the Company in exchange for an aggregate of approximately $75,000,000 in cash, promissory notes in an aggregate principal amount of approximately $70,000,000 (the “Promissory Notes”), and 32,000,000 shares of common stock of the Company and (ii) each share of common stock of JWCAC was exchanged for one share of the Company’s common stock. In connection with the Business Combination, we acquired all of the outstanding equity securities of The Tile Shop and JWCAC. Prior to the consummation of the Business Combination, JWCAC redeemed 5,500,000 shares of its outstanding common stock from its stockholders who purchased shares in JWCAC’s initial public offering.

The consideration received, directly or indirectly, by certain of our related persons in connection with the Business Combination is set forth below:

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Related Person	Cash Consideration	Promissory Notes	Shares of Common Stock
Nabron International, Inc.	$37,732,065	$37,479,696	17,445,432
The Tile Shop, Inc. (entity controlled by Mr. Rucker)	$23,792,481	$18,887,729	8,313,792
JWTS, Inc. (entity controlled by Mr. Jacullo)	$11,843,840	$11,764,632	5,476,003
Peter H. Kamin Revocable Trust dated February 2003 (entity controlled by Mr. Kamin)	$584,101	$580,194	270,059
Peter H. Kamin Childrens Trust dated March 2007 (entity controlled by Mr. Kamin)	$350,460	$348,116	162,035
3K Limited Partnership (entity controlled by Mr. Kamin)	$233,639	$232,077	108,023
Peter H. Kamin GST Trust (entity controlled by Mr. Kamin)	$65,239	$73,984	35,361
Todd Krasnow	$298,878	$306,060	143,384

The Promissory Notes had a three year term, subject to pre-payment at any time without penalty, and bore interest at a rate of 4% per annum, payable quarterly. The largest aggregate outstanding principal amount under these Promissory Note since the beginning of 2012 was $69,771,111, as of the consummation of the Business Combination. On October 3, 2012, we paid the entire outstanding principal balance of the Promissory Notes together with all accrued interest thereon, in an aggregate amount of $70,099,895, which consisted of $69,771,111 of principal and $328,784 of accrued interest thereon, in full satisfaction of our obligations pursuant to the Promissory Notes.

In connection with the consummation of the Business Combination, JWC Acquisition LLC (the “Sponsor”), an affiliate of JWCAC, distributed 208,734 shares of common stock to Mr. Suttin, 39,284 shares of common stock to an trust affiliated with Mr. Suttin, and 151,123 shares of common stock to Mr. Watts.

Nabron Loan

In August 2012, prior to the consummation of the Business Combination, we issued a $5,500,000 variable term promissory note to Nabron, which bore interest at a rate of 4% per annum and was subject to pre-payment at any time without penalty. The largest aggregate outstanding principal amount under this promissory note since the beginning of 2012 was $5,500,000, as of the date of issuance. On September 28, 2012, we paid the entire outstanding principal balance of this promissory note together with all accrued interest thereon, in an aggregate amount of $5,520,777, which consisted of $5,500,000 of principal and $20,777 of accrued interest thereon, in full satisfaction of our obligations pursuant to this promissory note.

Private Placement

In August 2012, in connection with the consummation of the Business Combination, we issued and sold an aggregate of 1,500,000 shares of our common stock to a total of nine accredited investors at a purchase price of $10.00 per share, generating total gross proceeds of $15.0 million (the “Private Placement”), including 1,080,000 shares of common stock issued to John W. Childs, a holder of greater than 5% of our outstanding common stock, 110,000 shares of common stock issued to Mr. Suttin, and 100,000 shares of common stock issued to Mr. Watts.

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Registration Rights

In connection with the Business Combination, the Sellers, the members of the Sponsor, including, but not limited to, Adam Suttin, William Watts and John W. Childs (the “Sponsor” and the “Sponsor Members”) and the Company entered into a registration rights agreement under which the Sellers and the Sponsor Members hold registration rights with respect to their shares of our common stock. The holders of a majority in interest of our common stock held by the Sellers are entitled to require us, on up to four occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination. The holders of a majority in interest of our common stock held by the Sponsor Members are entitled to require us, on up to two occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination, any shares issued to the Sponsor Members pursuant to the exercise of the warrant held by them where such shares of common stock are not otherwise registered under the Securities Act, and the shares issued in connection with the Private Placement. The securities that may be registered pursuant to the registration rights agreement are referred to as registrable securities. Demand registration may be made pursuant to the registration rights agreement so long as the estimated market value of the shares of common stock to be registered is at least $10,000,000. The majority in interest of each of the Sellers and the Sponsor Members may elect to exercise these registration rights at any time. In addition, these stockholders will have certain “piggyback” registration rights on other registration statements that we may file. We will bear the expenses incurred in connection with the filing of any such registration statements.

Lock-Up Agreements

At the time of the Business Combination, the Sellers and the Sponsor Members entered into lock-up agreements pursuant to which they agreed not to sell any of their shares of our common stock issued in connection with or prior to the Business Combination for certain periods. In addition, we, our officers and directors, and the selling stockholders in our December 2012 public offering signed additional lock-up agreements under which we and they agreed not to dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock for certain periods. On March 12, 2013, the early release provisions of these lock-up agreements were triggered. As a result, the Sellers, the Sponsor Members, our directors, officers and the selling stockholders in our December 2012 public offering may sell their shares at any time, subject to compliance with applicable securities laws.

Warrant Agreements

In connection with the Business Combination, the Sellers and an affiliate of the Sponsor entered into an agreement pursuant to which the Sellers or their assignees purchased from such affiliate an aggregate of 4,466,885 warrants, for an aggregate purchase price of $3,419,327. These warrants were among those sold in connection with JWCAC’s initial public offering (collectively, the “Public Warrants”) and were acquired by the affiliate following JWCAC’s initial public offering for an aggregate purchase price of $3,419,327. These Public Warrants are subject to redemption after the last sales price of our common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period (the “Redemption Trigger”).

In connection with the Business Combination, we entered into an agreement with the Sponsor and the Sponsor Members under which (i) the Sponsor Members waived their rights and the rights of their permitted transferees to exercise warrants to purchase an aggregate of 5,333,333 shares of common stock, which were issued in a private placement, (the “Sponsor Warrants”) for cash and agreed that such Sponsor Warrants may only be exercised on a cashless basis and that prior to such cashless exercise such holders will not sell, assign, or otherwise transfer any of the Sponsor Warrants other than to their permitted transferees on terms set forth in the warrant agreement relating thereto; (ii) the Sponsor Warrants are subject to the Redemption Trigger; and (iii) the Sponsor Members agreed not to purchase, directly or indirectly, any Public Warrants prior to 18 months after the closing of the Business Combination.

In connection with the Business Combination, we entered into a letter agreement with The Tile Shop, Inc., a Minnesota corporation (“TS, Inc.”) and an entity controlled by Mr. Rucker, pursuant to which TS, Inc. and its affiliates agreed (i) to exercise Public Warrants only on a cashless exercise basis and (ii) that the maximum number of shares of our common stock issuable upon exercise of Public Warrants is the lesser of (A) 434,968 shares of common stock or (B) the number of shares of common stock that may be issued without Mr. Rucker’s beneficial ownership of shares of our common stock exceeding 20 percent.

The Tile Shop Related Person Transactions

In June 2011, TS, Inc., a holder of 5% of the membership interests of The Tile Shop prior to the Business Combination and an entity controlled by Mr. Rucker, sold (i) an aggregate of 1,710,000 Common Units of The Tile Shop to ILTS, LLC, a Delaware limited liability company (“ILTS”), a holder of 5% of the membership interests in The Tile Shop prior to the Business Combination and an entity of which Mr. Jacullo was a manager and (ii) an aggregate of 290,000 Common Units of The Tile Shop to three trusts that are now stockholders of JWTS, Inc., a Delaware corporation (“JWTS”), a holder of 5% of the membership interests in The Tile Shop and an entity controlled by Mr. Jacullo, in each case for $4.4434 per unit. The Common Units purchased by the three trusts were contributed to JWTS and were contributed to the Company in connection with the Business Combination in exchange for the cash, Promissory Notes and shares described above, under the subheading “Business Combination.” Immediately prior to the consummation of the Business Combination, TS Inc. sold an additional 1,710,000 and 290,000 Common Units of The Tile Shop to ILTS and JWTS, respectively, for $4.7583 per unit. In connection with these transactions, The Tile Shop released a security interest in the Common Units that were the subject of these sales.

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In January 2012, TS, Inc., ILTS and JWTS sold (i) an aggregate of 129,333 Common Units of The Tile Shop to Mr. Krasnow, (ii) an aggregate of 646,667 Common Units of The Tile Shop to the Peter H. Kamin Revocable Trust dated February 2003, the Peter H. Kamin Childrens Trust dated March 2007, and 3K Limited Partnership, entities of which Mr. Kamin is trustee or general partner, as applicable, (iii) an aggregate of 25,867 Common Units of The Tile Shop to Family Office Investors LLC, an entity in which Mark Riser, a member of the board of managers of The Tile Shop prior to the consummation of the Business Combination, is the sole member, and (iv) an aggregate of 19,400 Common Units of The Tile Shop to a third party, in each case for $7.732 per unit. In connection with these transactions, The Tile Shop made certain representations and warranties.

On each of December 31, 2011 and June 21, 2012, The Tile Shop made a $300,000 payment to TS, Inc. in connection with the final redemption of an aggregate of 3,000,000 special cash distribution units of The Tile Shop issued to TS, Inc., which were fully redeemed by The Tile Shop and no longer outstanding as of June 21, 2012. In lieu of paying such amounts to TS, Inc. in cash, The Tile Shop reduced the outstanding amount under a promissory note, dated December 30, 2002, made by TS, Inc. and payable to The Tile Shop. The original principal amount of this promissory note was $13,241,800 with simple interest accruing at a rate of five percent per annum on any unpaid balance. The largest aggregate outstanding principal amount under this promissory note since the beginning of 2011 was $1,468,291.75, as of January 1, 2011. On June 21, 2012, TS, Inc. made a final payment to The Tile Shop of $919,444.22 in full satisfaction of all obligations pursuant to this promissory note. Taken together, the aggregate payment of $1,519,444.22 made by TS, Inc. pursuant to this promissory note since the beginning of 2011 fiscal year consisted of a payment of $1,468,291.75 of principal and $51,152.47 of accrued interest.

Policies and Procedures for Related Person Transactions

Effective upon consummation of the Business Combination, our board of directors adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy is administered by our audit committee and will covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, the amount involved exceeds $50,000 and a related person had or will have a direct or indirect material interest. While the policy covers related person transactions in which the amount involved exceeds $50,000, the policy states that related person transactions in which the amount involved exceeds $120,000 are required to be disclosed in applicable filings as required by the Securities Act, Exchange Act, and related rules. Our board of directors determined to set the threshold for approval of related person transactions in the policy at an amount lower than that which is required to be disclosed under the Securities Act, Exchange Act, and related rules because we believe that it is appropriate for our audit committee to review transactions or potential transactions in which the amount involved exceeds $50,000, as opposed to $120,000. Pursuant to this policy, our audit committee will (i) review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and (ii) take into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics. Each director, director nominee and executive officer of will present to our audit committee each proposed related person transaction to which such director, director nominee or executive officer is a party, including all relevant facts and circumstances relating thereto, and will update the audit committee as to any material changes to any related person transaction. All related person transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Related party transactions do not include: (i) the payment of compensation by the company to an executive officer or director of the company ; (ii) indebtedness due from a related person for transactions in the ordinary course of business; (iii) a transaction in which the interest of the related person arises solely from ownership of a class of securities of the Company where all holders of that class of securities receive the same benefit, on a pro-rata basis, from the transaction; or (iv) a transaction in which the rates or charges involved are determined by competitive bids. Additionally, certain types of transactions have been pre-approved by our audit committee under the policy as not involving a material interest. These pre-approved transactions include transactions in the ordinary course of business where the related party’s interest arises only: (a) from his or her position as a director of another entity that is party to the transaction, (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations. No director will be permitted to participate in the approval of a related person transaction for which he or she is a related party.

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BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth, as of March 11, 2013 information regarding beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Common stock subject to options and warrants currently exercisable or exercisable within 60 days of March 11, 2013 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or warrants and the percentage ownership of any group in which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership based on 46,519,123 shares of our common stock outstanding on March 11, 2013.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Tile Shop Holdings, Inc., 14000 Carlson Parkway, Plymouth, Minnesota, 55441.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent
5% Stockholders:
Nabron International, Inc.(1)	14,832,282	31.9%
The Tile Shop, Inc.(2)	8,334,502	17.5
JWTS, Inc.(3)	5,504,736	11.6
John W. Childs(4)	3,194,729	6.7
Noble Resources Limited(5)	2,704,741	5.5
Executive Officers and Directors:
Robert A. Rucker(2)(6)	8,584,502	18.0
Timothy C. Clayton	-	*
Joseph Kinder	-	*
Carl Randazzo	-	*
Leigh M. Behrman	-	*
Peter J. Jacullo III(3) (7)	5,505,836	11.6
Peter H. Kamin(8)	682,620	1.5
Todd Krasnow(9)	183,834	*
Adam L. Suttin(10)	840,810	1.8
William E. Watts(11)	705,889	1.5
All Executive Officers and Directors as a Group (10 persons)	16,503,491	34.8%

* Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.

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(1) Based upon a Schedule 13D/A filed with the SEC on December 19, 2012 by Nabron International, Inc., a Bahamas company (“Nabron”), Noble Resources Limited, a British Virgin Islands company (“Noble”), Raymond Long Sing Tang (“Tang”), Lars Soren Sorensen (“Sorensen”), and Louise Mary Garbarino (“Garbarino”). Tang, Sorensen, and Garbarino are directors of Nabron and may be deemed to have shared voting and investment power over the securities held by Nabron. The business address of Nabron is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.

(2) Includes currently-exercisable warrants to purchase 1,204,528 shares of common stock of the Company. Based upon a Schedule 13D/A filed with the SEC on December 19, 2012 by The Tile Shop, Inc., a Minnesota corporation (“TS, Inc”) and Robert A. Rucker (“Rucker”). TS, Inc. and its affiliates have agreed (i) to exercise the warrants held by TS, Inc. only on a cashless exercise basis and (ii) that the maximum number of shares of common stock issuable upon exercise of such warrants will be the lesser of (A) 434,968 shares of common stock or (B) the number of shares of common stock that may be issued without Rucker’s beneficial ownership of shares of our common stock exceeding 20%. Rucker is the sole director of TS, Inc. and may be deemed to have sole voting and investment power over the securities held by TS, Inc.

(3) Includes currently-exercisable warrants to purchase 750,310 shares of common stock of the Company. Based upon a Schedule 13D/A filed with the SEC on December 19, 2012 by JWTS, Inc., a Delaware corporation (“JWTS”) and Peter J. Jacullo III (“Jacullo”). Jacullo is the sole director of JWTS and may be deemed to have sole voting and investment power over the securities held by JWTS. The business address of JWTS is c/o Peter J. Jacullo III 61 High Ridge Avenue, Ridgefield, Connecticut 06877.

(4) Includes currently-exercisable warrants to purchase 1,225,132 shares of common stock of the Company. Based upon a Schedule 13D/A filed with the SEC on March 5, 2013 by John W. Childs (“Childs”). The business address of Childs is Bay Colony Corporate Center — North Entrance, 1000 Winter Street — Suite 4300, Waltham, Massachusetts 02451.

(5) Includes currently-exercisable warrants to purchase 2,390,342 shares of common stock of the Company. Based upon a Schedule 13D/A filed with the SEC on December 19, 2012 by Nabron, Noble, Tang, Sorensen, and Gabarino. Tang, Sorensen, and Garbarino are directors of Noble and may be deemed to have shared voting and investment power over the securities held by Nabron. The business address of Noble is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC98000 Monaco.

(6) Includes 250,000 shares of restricted common stock held by Mr. Rucker.

(7) Includes 100 shares of common stock of the Company and warrants to purchase 1,000 shares of common stock of the Company held by Mr. Jacullo’s son. Mr. Jacullo disclaims beneficial ownership of the shares of common stock and the warrants to purchase common stock held by his son, except to the extent of his pecuniary interest therein.

(8) Consists of 10,000 shares of restricted common stock held by Peter H. Kamin (“Kamin”), 274,926 shares of common stock and 37,005 shares of common stock issuable upon exercise of warrants held by the Peter H. Kamin Revocable Trust dated February 2003 (“2003 Trust”), 164,955 shares of common stock and 22,200 shares of common stock issuable upon exercise of warrants held by the Peter H. Kamin Childrens Trust dated March 1997 (“1997 Trust”), 35,361 shares of common stock and 13,304 shares of common stock issuable upon exercise of warrants held by the Peter H. Kamin GST Trust (“GST”), 109,970 shares of common stock and 14,799 shares of common stock issuable upon exercise of warrants held by 3K Limited Partnership (“3K” and, together with Kamin, 2003 Trust, 1997 Trust, GST, and 3K, the “Kamin Entities”), and 100 shares of common stock held by Kamin’s son. Kamin is the sole trustee of the 2003 Trust, the sole trustee of the 1997 Trust, a trustee of GST, and sole general partner of 3K and may be deemed to have sole voting and investment power over the securities held by these entities. Kamin disclaims beneficial ownership of the shares of common stock held by his son, except to the extent of his pecuniary interest therein.

(9) Includes 10,000 shares of restricted common stock held by Todd Krasnow (“Krasnow”), 100 shares of common stock held by Krasnow’s spouse, 100 shares of common stock held by the Charles Krasnow Trust, 100 shares of common stock held by Krasnow’s daughter, 100 shares of common stock held by Krasnow’s son, and currently-exercisable warrants to purchase 28,103 shares of common stock of the Company. Krasnow disclaims beneficial ownership of the shares of common stock held by his spouse, the Charles Krasnow Trust, his son and his daughter, except to the extent of his pecuniary interest therein.

(10) Includes 33,689 shares of common stock held by the Adam L. Suttin Irrevocable Family Trust and currently-exercisable warrants to purchase 357,464 shares of common stock of the Company. Mr. Suttin’s spouse is the trustee of the trust and Mr. Suttin disclaims beneficial ownership of the shares of common stock held by the trust, except to the extent of his pecuniary interest therein.

(11) Includes currently-exercisable warrants to purchase 324,969 shares of common stock of the Company.

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DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

As of March 11, 2012, 46,519,123 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and our bylaws, which have been filed as exhibits to our registration statement on Form S-4 (File No. 333-182482), which is amended hereby.

Common Stock

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive such dividends, if any, as may be declared from time-to-time by our board of directors out of legally available funds.

Voting rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control of our company or other corporate action. No shares of preferred stock are outstanding and we has no present plan to issue any shares of preferred stock.

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Registration Rights

The Sellers and the Sponsor Members hold registration rights with respect to certain of their shares of our common stock. The holders of a majority in interest of our common stock held by the Sellers are entitled to require us, on up to four occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination. The holders of a majority in interest of our common stock held by the Sponsor Members are entitled to require us, on up to two occasions, to register under the Securities Act the shares of common stock that they received in the Business Combination, any shares issued to the Sponsor Members pursuant to the exercise of the warrant held by them where such shares of common stock are not otherwise registered under the Securities Act, and the shares issued in connection with the Private Placement. The securities that may be registered pursuant to the registration rights agreement are referred to as registrable securities. Demand registration may be made pursuant to the registration rights agreement so long as the estimated market value of the shares of common stock to be registered is at least $10,000,000. The majority in interest of each of the Sellers and the Sponsor Members may elect to exercise these registration rights at any time after the earlier of (i) August 21, 2013 or earlier if the last sales price of our common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the closing date of the Business Combination or (ii) our consummation of a liquidation, merger, stock exchange, or similar transaction that results in all of our stockholders having the right to exchange their shares of our common stock for cash, securities, or other property. In addition, these stockholders will have certain “piggyback” registration rights on other registration statements that we may file. We will bear the expenses incurred in connection with the filing of any such registration statements.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time on or after September 20, 2012. The Public Warrants will expire on August 21, 2017, at 4:30 p.m., New York time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable and we will not be obligated to issue shares of common stock upon exercise of a Public Warrant unless common stock issuable upon such Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrant. In the event that the conditions in the two immediately preceding sentence are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant.

Under the warrant agreement, we are obligated to use our best efforts to maintain the effectiveness of a registration statement under the Securities Act, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. In addition, we are obligated to use our best efforts to register the shares of common stock issuable upon exercise of a Public Warrant under the blue sky laws of the states of residence of the exercising warrant holder to the extent an exemption is not available.

If any such registration statement is not effective the on 60th business day following the closing of the Business Combination or afterward, holders of the Public Warrants will have the right, during the period beginning on the 61st business day after the closing of the Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when we fail to maintain an effective registration statement covering the shares of common stock issuable upon exercise of the Public Warrants, to exercise such Public Warrants on a “cashless basis,” by exchanging the Public Warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the warrant exercise price and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” will mean the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the warrant agent from the holder of such warrants or our securities broker or intermediary.

We may call the Public Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

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•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•	if, and only if, the reported last sale price of our common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption to the warrant holders.

We will not redeem the Public Warrants unless an effective registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is current and available throughout the 30-day redemption period.

We established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her, or its Public Warrant prior to the scheduled redemption date. However, the price of our common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, we will have the option to require any holder that wishes to exercise his, her, or its Public Warrant to do so on a “cashless basis.” If we take advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering his, her, or its Public Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. For this purpose, the “fair market value” shall mean the average reported last sale price of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If we take advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe that this feature is an attractive option if we do not need the cash from the exercise of the Public Warrants. If we call the Public Warrants for redemption and do not take advantage of this option, Sponsor Members and their permitted transferees would still be entitled to exercise their Sponsor Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event that he, she, or it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% of the shares of our common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the “fair market value”. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) for this purpose “fair market value” means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if at any time while the Public Warrants are outstanding and unexpired, we pay a dividend or makes a distribution in cash, securities, or other assets to the holders of our common stock on account of such shares of common stock (or other shares of capital stock for which the warrants are exercisable), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock, or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification, or similar event, the number of shares of our common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of our common stock.

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Whenever the number of shares of our common stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their warrants immediately prior to such event. The warrant agreement provides for certain modifications to what holders of Public Warrants will have the right to purchase and receive upon the occurrence of certain events, and that if more than 30% of the consideration receivable by the holders of common stock in the applicable event is payable in the form of common stock in the successor entity that is not listed for trading on a national securities exchange or on the OTC Bulletin Board, or is not to be so listed for trading immediately following such event, then the Public Warrant exercise price will be reduced in accordance with a formula specified in the warrant agreement.

The Public Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and US. You should review a copy of the warrant agreement, which was filed as an exhibit to JWCAC’s registration statement in connection with its initial public offering, for a complete description of the terms and conditions applicable to the Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Sponsor Warrants

The Sponsor Warrants became exercisable on September 20, 2012 and are not be redeemable by us so long as they are held by Sponsor Members or their permitted transferees. Otherwise, the Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants, except that the Sponsor Warrants may be exercised by the holders on a cashless basis. If the Sponsor Warrants are held by holders other than Sponsor Members or their permitted transferees, the Sponsor Warrants will be redeemable us and exercisable by the holders on the same basis as the Public Warrants.

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If holders of the Sponsor Warrants elect to exercise such Sponsor Warrant on a cashless basis, they would pay the exercise price by surrendering their Sponsor Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these Sponsor Warrants will be exercisable on a cashless basis so long as they are held by the Sponsor Members or their affiliates and permitted transferees is because it was not known at the time of JWCAC’s initial public offering if the holders of such warrants would be affiliated with us following the Business Combination. Given that certain Sponsor Members remain affiliated with us, their ability to sell our securities in the open market is significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders are permitted to sell our securities, an insider cannot trade in those securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Immediately prior to the effective time of the Business Combination, each holder of Sponsor Warrants (i) waived the holders’ rights and the rights of the holders’ permitted transferees to exercise the Sponsor Warrants for cash (ii) agreed that such Sponsor Warrants may only be exercised on a cashless basis, (iii) agreed that prior to such cashless exercise such Sponsor Members will not sell, assign or otherwise transfer any of the Sponsor Warrants other than to certain permitted transferees on terms set forth in the warrant agreement relating thereto, and (iv) that the Sponsor Warrants will be subject to redemption after the trading price of the our common stock exceeds $18.00 per share in the same manner that the Public Warrants are subject to redemption.

Anti-Takeover Provisions

Our certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairperson of the board, chief executive officer, or president may call a special meeting of stockholders.

Our certificate of incorporation and bylaws require a 75% stockholder vote for the rescission, alteration, amendment, or repeal of the bylaws by stockholders, and provide that stockholders may only remove a director for cause with a 75% stockholder vote. Our certificate of incorporation and bylaws provide that vacancies occurring on our board of directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of our board of directors. Our bylaws establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. The combination of the classification of our board of directors, the lack of cumulative voting or the ability of stockholders to take action by written consent, the 75% stockholder voting requirements, the limitations on removing directors without cause, the ability of the board to fill vacancies, and the advance notice provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing its board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our securities that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

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•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Acceleration of restricted stock and options upon change of control

Generally, under the 2012 Plan, in the event of certain mergers, a reorganization, or consolidation of our Company with or into another corporation, or the sale of all or substantially all of our assets or all of our capital stock wherein the successor corporation does not assume outstanding options or issue equivalent options, our board of directors may accelerate vesting of restricted stock options outstanding under the 2012 Plan.

Choice of Forum

Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation, or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of its directors for the following:

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•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our bylaws, we are empowered to purchase insurance on behalf of any person whom we is required or permitted to indemnify.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of such directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism, or hearing, inquiry, or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, employee, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of our Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that the provisions of our certificate of incorporation and bylaws described above and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

The NASDAQ Global Market Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “TTS.” The Public Warrants are quoted on the Over-the-Counter Bulletin Board under the symbol “TTSAW.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

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MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this prospectus. This discussion is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating thereto, nor does it address any gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the U.S. federal income and estate tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships or other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE INVESTOR. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY INVESTOR FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (or other entity treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

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Distributions on Our Common Stock

If we make distributions on our common stock (other than certain pro rata distributions of our common stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will first be applied against and reduce a holder’s tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described in the section entitled “—Gain on Disposition of Our Common Stock” below.

As discussed under “Dividend Policy” above, we do not expect to pay dividends in the foreseeable future. In the event that we do pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the U.S., and dividends paid on the common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, attributable to a fixed base or permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder who claims the benefit of an applicable income tax treaty with respect to a distribution generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S., and if required by an applicable income tax treaty, attributable to a fixed base or permanent establishment maintained by the non-U.S. holder in the U.S.;

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•	our common stock constitutes a “U.S. real property interest” by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

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Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed a U.S. federal income tax return with respect to such losses.

While we believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, if we should at some point become a USRPHC, gain described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

Recent Legislation Relating to Foreign Entities

Recently enacted legislation will impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign banks, custodial agents, intermediaries and certain non-U.S. holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations (including substantial information regarding U.S. account holders of such institution) or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

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LEGAL MATTERS

The validity of the common stock offered through this prospectus has been passed upon by Foley & Lardner LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as the Tile Shop, LLC and Subsidiary) as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report included herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated statements of income, stockholders’ equity, and cash flows of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) for the year ended December 31, 2010 included in this prospectus have been so included in the reliance on a report of McGladrey LLP, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 18, 2011, the board of managers of The Tile Shop dismissed McGladrey LLP, or McGladrey, as its independent registered public accounting firm effective as of November 25. Further, The Tile Shop engaged Deloitte & Touche LLP, or Deloitte, as its independent registered public accounting firm during the first quarter of 2012. Deloitte is the independent registered public accounting firm of the Company.

McGladrey’s report on The Tile Shop’s consolidated financial statement as of December 31, 2010, and for the fiscal years ended December 31, 2010 and 2009, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2010 and 2009 and the interim period through November 18, 2011, The Tile Shop had no: (i) disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure which, if not resolved to the satisfaction of McGladrey, would have caused McGladrey to make reference to the matter in their report, or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 30, 2010 and 2009 and the interim period through November 18, 2011, neither The Tile Shop nor anyone acting on its behalf consulted Deloitte regarding either: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on its financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus, which amends our prior registration statement on Form S-4 (File No. 333-182482). This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TILE SHOP HOLDINGS, INC. AND SUBSIDIARIES

		Page #
(i)	Reports of Independent Registered Public Accounting Firms	73

(ii)	Consolidated Balance Sheets for the years ended December 31, 2012 and 2011	75

(iii)	Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010	76

(iv)	Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2012, 2011 and 2010	77

(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	78

(vi)	Notes to Consolidated Financial Statements	79

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Tile Shop Holdings, Inc. and Subsidiaries

Plymouth, Minnesota

We have audited the accompanying consolidated balance sheets of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 18, 2013

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary)

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2010, of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Tile Shop Holdings, Inc. and Subsidiaries (formerly known as The Tile Shop, LLC and Subsidiary) and their cash flows for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Minneapolis, MN

June 29, 2012 (except for Note 11, as to which the date is November 16, 2012)

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Tile Shop Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$2,987	$6,283
Trade receivables, net	1,009	739
Inventories	46,890	43,744
Prepaid inventory	6,051	3,309
Prepaid expenses	2,017	529
Note receivable from member	0	1,205
Income tax receivable	2,529	-
Deferred tax asset - current	9,364	-
Other current assets	1,421	382
Total Current Assets	72,268	56,191
Property, plant and equipment, net	82,080	62,065
Deferred tax asset	20,865	-
Other assets	861	749
TOTAL ASSETS	176,074	119,005

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,968	$7,787
Current portion of long term debt	3,860	559
Accrued wages and salaries	2,912	2,617
Other accrued liabilities	7,734	5,930
Current portion of capital lease obligation	234	194
Deferred compensation	6,171	-
Distributions payable to members	-	4,251
Total Current Liabilities	35,879	21,338
Long-term debt, net	69,310	2,445
Capital lease obligation, net	1,420	1,654
Deferred rent	18,583	15,584
Warrant liability	95,645	-
Deferred compensation and other liabilities	-	2,837
TOTAL LIABILITIES	220,837	43,858

Commitments and contingencies (Footnote 7)

Stockholders’ equity:
Common stock, par value 0.0001; authorized: 100,000,000 shares; issued: 43,177,822, and 32,000,000 shares	4	3
Preferred stock, par value $.0001; authorized: 10,000,000 shares; issued 0 shares	-	-
Additional paid-in-capital	9,434	8,175
Treasury units	-	(261)
Retained earnings (deficit)	(54,201)	67,230
Total stockholders’ equity	(44,763)	75,147
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$176,074	$119,005

The accompanying notes are an integral part of these consolidated financial statements

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Tile Shop Holdings, Inc. and Subsidiaries

Consolidated Statements of Income
for the year ended December 31, 2012, 2011 and 2010

(In thousands, except share data)

	2012	2011	2010
Net sales	$182,650	$152,717	$135,340
Cost of sales	49,626	40,321	36,124
Gross profit	133,024	112,396	99,216
Selling, general and administrative expenses	94,716	78,368	68,105
Deferred compensation expense	3,897	1,415	450
Income from operations	34,411	32,613	30,661
Interest expense	1,252	443	467
Change in fair value of warrants	82,063	-	-
Other income (expense)	15	(77)	124
Income (loss) before income taxes	(48,889)	32,093	30,318
Benefit (provision) for income taxes	2,002	(733)	(609)
Net income (loss)	$(46,887)	$31,360	$29,709

Weighted average basic and diluted shares outstanding	35,837,609	32,261,168	32,329,897
Basic and diluted earnings (loss) per share	$(1.31)	$0.97	$0.92

Pro forma computation related to conversion to C Corporation for income tax purposes (unaudited)

Historical income (loss) before income taxes	$(48,889)	$32,093	$30,318
Pro forma benefit (provision) for income taxes	(13,270)	(12,837)	(12,127)

Pro forma net income (loss)	$(62,159)	$19,256	$18,191

Pro forma weighted average basic and diluted shares outstanding	42,562,617	42,534,884	42,534,884
Pro forma basic and diluted earnings (loss) per share	$(1.46)	$0.45	$0.43

The accompanying notes are an integral part of these consolidated financial statements

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Tile Shop Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands, except share data)

	Common stock
	Shares	Amount	Additional paid-in- capital	Treasury units	Retained earnings (deficit)	Total
Balance at January 1, 2010	32,329,897	$3	$8,259	$(261)	$53,999	$62,000
Distributions to Stockholders'					(22,272)	(22,272)
Net income					29,709	29,709
Balance at December 31, 2010	32,329,897	3	8,259	(261)	61,436	69,437
Redemption of common units of Tile Shop LLC	(329,897)	-	(84)	-	(1,400)	(1,484)
Distributions to members of Tile Shop LLC	-	-	-	-	(24,166)	(24,166)
Net income	-	-	-	-	31,360	31,360
Balance at December 31, 2011	32,000,000	3	8,175	(261)	67,230	75,147
Merger of JWC Acquisition Corp	10,534,884	1	(13,909)	-	-	(13,908)
Issuance of promissory note	-	-	(17,282)	-	(52,489)	(69,771)
Distributions to members of Tile Shop LLC	-	-	-	-	(22,055)	(22,055)
Cancellation of treasury units	-	-	(261)	261	-	-
Issuance of restricted shares	295,000	-	-	-	-	-
Exercise of warrants	347,938	-	5,569	-	-	5,569
Stock based compensation	-	-	1,953	-	-	1,953
Expenses for business combination	-	-	(2,490)	-	-	(2,490)
Deferred income taxes	-	-	27,679	-	-	27,679
Net loss	-	-	-	-	(46,887)	(46,887)
Balance at December 31, 2012	43,177,822	$4	$9,434	$0	$(54,201)	$(44,763)

The accompanying notes are an integral part of these consolidated financial statements

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Tile Shop Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	2012	2011	2010
Cash Flows From Operating Activities
Net income (loss)	$(46,887)	$31,360	$29,709
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt issuance costs	19	-	-
Depreciation and amortization	10,530	8,651	7,237
Other	23	260	119
Change in fair value of warrants	82,063	-	-
Deferred rent	2,999	2,468	1,495
Stock based compensation	1,381	-	-
Deferred compensation expense	3,897	1,415	450
Deferred income taxes	(2,550)	-	-
Changes in operating assets and liabilities:
Trade receivables	(270)	208	(200)
Inventories	(280)	(8,386)	(9,016)
Prepaid expenses and other current assets	(1,952)	53	(265)
Prepaid inventory	(2,741)	(439)	(823)
Accrued interest	349	-	-
Accounts payable	1,121	(1,890)	3,442
Income tax receivable	(2,529)	-	-
Accrued expenses and other liabilities	2,049	1,022	313
Net cash provided by operating activities	47,222	34,722	32,461

Cash Flows From Investing Activities
Change in value of life insurance policy	(11)	-	-
Purchases of property, plant and equipment	(29,053)	(18,561)	(14,395)
Proceeds from the sale of property, plant and equipment	-	-	19
Net cash used in investing activities	(29,064)	(18,561)	(14,376)

Cash Flows From Financing Activities
Payments on promissory notes	(69,771)	-	-
Payments of long-term debt and capital lease obligations	(2,628)	(729)	(514)
Distributions to members of Tile Shop LLC	(26,306)	(21,744)	(22,783)
Redemption of common units	-	(1,485)	-
Proceeds from exercise of warrants	4,001	-	-
Cash received in merger with JWC Acquisition Corp	62,904	-	-
Proceeds from issuance of common shares to JWC Acquisition Corp's shareholders	15,000	-	-
Payment to members of Tile Shop LLC for contribution	(75,000)	-	-
Expenses for business combination	(2,463)	-	-
Advances on line of credit	72,600	-	1,522
Payment towards special cash distribution units	(300)	(300)	(300)
Receipt on note from member	1,205	263	257
Debt issuance costs	(594)	-	-
Security deposits	(102)	-	-
Net cash used in financing activities	(21,454)	(23,995)	(21,818)
Net change in cash	(3,296)	(7,834)	(3,733)
Cash and cash equivalents beginning of period	6,283	14,117	17,850
Cash and cash equivalents end of period	$2,987	$6,283	$14,117

The accompanying notes are an integral part of these consolidated financial statements

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Tile Shop Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Organization and Nature of Business

The Tile Shop, LLC (“The Tile Shop”) was formed on December 30, 2002, as a Delaware limited liability company and began operations on January 1, 2003. Tile Shop Holdings, Inc. (the “Company”) was incorporated under the laws of the state of Delaware in 2012 as a wholly-owned subsidiary of The Tile Shop. The Company was formed for the purpose of consummating the transactions contemplated by the Contribution and Merger Agreement (the “Contribution and Merger Agreement”), dated June 27, 2012, by and among JWC Acquisition Corp., a Delaware corporation (“JWCAC”), The Tile Shop, the member of The Tile Shop other than ILTS, LLC, a Delaware limited liability company (“ILTS”), Nabron International, Inc., a Bahamas corporation (“Nabron”), Tile Shop Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Peter J. Jacullo III, as representative (“Business Combination”), which was completed on August 21, 2012 and is fully discussed in Note 2 below. JWCAC was incorporated under the laws of the state of Delaware in 2010 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination involving JWCAC and one or more businesses.

The Company and subsidiaries are engaged in the sale of tile and flooring products. The Company also fabricates or manufactures certain products in Michigan and Wisconsin. The Company’s primary market is retail sales to consumers; however, the Company does have sales to contractors. As of December 31, 2012, the Company had 70 stores and an on-line retail operation. The retail stores are located in Minnesota, Wisconsin, Kansas, Illinois, Michigan, Ohio, Indiana, Maryland, Missouri, Kentucky, New York, Virginia, Iowa, North Carolina, New Jersey, Tennessee, Nebraska, Delaware, Georgia, and Pennsylvania. The Company also has distribution centers located in Wisconsin, Michigan, and Virginia.

Note 2: Business Combination

On August 21, 2012, pursuant to the terms of the Contribution and Merger Agreement, the Business Combination was consummated. The members of The Tile Shop contributed their membership interests in The Tile Shop to the Company, and Nabron contributed its membership interest in ILTS to the Company (the “Contribution”), in exchange for (i) a cash payment of $75 million, (ii) 32,000,000 shares of the Company’s common stock valued at $320 million, and (iii) promissory notes issued by the Company in the aggregate principal amount of $69.8 million. As a result of the Contribution, all ownership interests in The Tile Shop were contributed to the Company.

Prior to the Business Combination, certain JWCAC shareholders exercised their redemption rights with respect to 5.5 million shares of JWCAC public stock, which were redeemed at the closing of the Business Combination. Immediately thereafter and concurrently with the Contribution, Merger Sub merged with and into JWCAC, with JWCAC surviving (the “Merger”), and (i) each remaining outstanding share of JWCAC common stock was exchanged for one share of the Company’s common stock and (ii) each outstanding JWCAC warrant which was formerly exercisable for one share of JWCAC common stock became exercisable for one share of the Company’s common stock.

Also, as a part of the business combination, certain members of JWC Acquisition LLC, the sponsor of JWCAC, purchased 1,500,000 shares of the Company’s common stock from the Company in a private placement at a purchase price of $10.00 per share, and the members of The Tile Shop withdrew the existing cash of The Tile Shop of $12.9 million at closing via a dividend.

As result of the Business Combination, the Company owns directly or indirectly all of the equity in The Tile Shop, ILTS, and JWCAC. Specifically, immediately following closing, the former members of The Tile Shop and the former JWCAC stockholders hold 75.2% and 24.8%, respectively, of the issued and outstanding shares of common stock of the Company.

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The number of shares of common stock of the Company issued and outstanding immediately following the consummation of the Business Combination is summarized as follows:

Number of Shares
JWCAC public shares outstanding prior to the Business Combination	12,500,000
JWCAC founder shares	2,034,884
Total JWCAC shares outstanding prior to the Business Combination	14,534,884
Less: redemption of JWCAC public shares	(5,500,000)
Total JWCAC shares outstanding immediately prior to the effective date of the Business Combination	9,034,884
Common shares issued as consideration to members of The Tile Shop	32,000,000
Common shares issued to sponsor of JWCAC	1,500,000
Total common shares outstanding at closing, August 21, 2012	42,534,884

Basis of presentation and accounting treatment of Business Combination:

The Tile Shop is considered the acquirer for accounting purposes because it obtained effective control of JWCAC. The Tile Shop did not have a change in control since The Tile Shop’s operations comprise the ongoing operations of the combined entity, its senior management became the senior management of the combined entity, and its former owners own a majority voting interest in the combined entity and are able to elect a majority of the combined entity’s board of directors. Accordingly, the Business Combination does not constitute the acquisition of a business for purposes of Financial Accounting Standards Board’s Accounting Standard Codification 805, “Business Combinations,” or ASC 805. As a result, the assets and liabilities of The Tile Shop and JWCAC are carried at historical cost and the Company has not recorded any step-up in basis or any intangible assets or goodwill as a result of the Business Combination. All direct costs of the Business Combination are offset to additional paid-in capital. The historical financial statements presented herein are that of The Tile Shop for all periods.

In the consolidated financial statements, the recapitalization of the number of shares of common stock attributable to The Tile Shop members is reflected retroactive to January 1, 2010. Accordingly, the number of shares of common stock presented as outstanding as of January 1, 2010 totaled 32,329,897 consisting of 32,000,000 shares of common stock issued to The Tile Shop members as consideration for the Contribution, and 329,897 of common units held by the former owners of The Tile Shop, LLC which were fully redeemed in 2011. This number of shares was also used to calculate the Company’s earnings per share for all periods prior to the Business Combination.

The cash flows related to the business combination, as reported in the Consolidated Statement of Cash Flows is summarized as follows (in thousands):

Amount
Cash in trust at JWCAC	$124,950
Add: proceeds from issue of shares	15,000
Less: redemption of JWCAC public shares	(54,960)
Less: cash paid to The Tile Shop members	(75,000)
Less: payment of deferred offering cost by JWCAC	(4,588)
Less: payment of transaction expenses	(4,644)
Remaining cash received by the Company in the merger	$758

Because the former Tile Shop members retained a significant ownership interest in the Company following the Business Combination, a portion of the $69.8 million of notes payable issued to the former members of The Tile Shop as part of the Business Combination is treated as a leveraged dividend and accordingly $52.5 million has been reflected as a distribution of retained earnings in the accompanying financial statements. The remainder of the notes payable has been deducted from additional paid in capital.

Pro Forma Information:

The pro forma computation related to the conversion to a C Corporation for income tax purposes assumes that such conversion occurred as of January 1, 2010, and includes the add back of a non-recurring non-deductible permanent difference for warrant liability expense. These amounts are not necessarily indicative of the consolidated results of income for future years or actual results that would have been realized had the change in tax status occurred as of the beginning of each such year.

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Note 3: Summary of Selected Significant Accounting Polices

Basis of preparation:

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“US GAAP”) to reflect the financial position, results of operations and cash flows of the Company. These financial statements have been prepared on a going concern basis, which assumes the realization of assets and satisfaction of liabilities in the normal course of business. The company reviewed subsequent events through the issue date for inclusion in these consolidated financial statements.

Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. The amount of assets and liabilities reported on the Company's balance sheets and the amounts of income and expenses reported for each of the periods presented are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition and related reserves for sales returns, useful lives of property, plant and equipment, determining impairment on long-lived assets, valuation of inventory, determining compensation expense on stock based compensation plans and accruals for incentive compensation. Actual results may differ from these estimates.

Reclassification:

Certain accounts in the prior year’s audited consolidated financial statements have been reclassified for comparative purposes to conform to the current year’s presentation. The reclassification for 2011 was to present prepaid inventory on the Balance Sheet and reclassify customer deposits from accounts payable to other accrued liabilities. Prepaid inventory was reclassified based on the percentage of total current assets threshold as of December 31, 2012.

Cash and cash equivalents:

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables. Management determines the allowance for doubtful accounts on a specific identification basis as well as by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. As of December 31, 2012 and 2011, the allowance for doubtful accounts was not significant.

Inventories:

Inventories are stated at the lower of cost (determined on the first-in, first-out method) or market. Inventories consist primarily of merchandise held for sale. Inventories were comprised of the following as December 31, 2012 and December 31, 2011 (in thousands):

	December 31,	December 31,
	2012	2011
Finished goods	$39,353	$38,380
Raw materials	858	1,220
Finished goods in transit	6,679	4,144
Total	$46,890	$43,744

Income taxes:

As a result of the Business Combination, beginning August 21, 2012, the Company’s results of operations are taxed as a C Corporation. Prior to the Business Combination, The Tile Shop’s operations were taxed as a limited liability company, whereby The Tile Shop elected to be taxed as a partnership and the income or loss was required to be reported by each respective member on their separate income tax returns. Therefore, no provision for federal income taxes has been provided in the accompanying consolidated financial statements for periods prior to August 21, 2012. The provision recorded prior to August 21, 2012, represents income taxes primarily payable by The Tile Shop, due to minimum fees in several states and income tax in the state of Michigan.

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Subsequent to August 21, 2012, the Company has recognized deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

Revenue recognition:

Sales are recognized upon pick up or delivery of products which is when transfer of title to a customer occurs, the sales price is fixed or determinable, and collection is reasonably assured. The Company is required to charge and collect sales and other taxes on sales to its customers and remit the taxes back to the government authorities. Sales and other taxes are recorded in the consolidated balance sheets but excluded from the consolidated statements of income.

The Company accrues a liability for sales returns and exchanges in the period that the related sales are recognized. The customer may receive a refund or exchange the original product for a replacement of equal or similar quality for an indefinite period of time after the original purchase. The Company regularly assesses and adjusts the estimated liability for updated return rates based on actual trends and projected claim costs. The sales returns allowance and related changes were not significant as of and for the years ended December 31, 2012, 2011 and 2010.

Cost of Sales:

Cost of Sales includes the actual cost of merchandise sold, the cost of transportation of merchandise from vendors to the Company’s distribution centers, the cost of handling and shipping merchandise from the Company’s stores, locations or distribution centers to the customer, and the operating cost of the Company’s sourcing and distribution network.

Stock based compensation:

The Company has given equity linked incentives to certain employees. The Company accounts for equity linked incentives in accordance with ASC 718 “Stock Compensation”. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

The Company has granted cash settled and equity settled awards. Until consummation of the Business Combination, the cash settled awards are classified as liabilities as required under ASC 718. At each reporting date the liability was measured at intrinsic value with resulting changes recognized in the consolidated statements of income.

Since consummation of the Business Combination, the Company has only equity settled awards. The Company measures and recognizes compensation expense for all stock-based payments on the grant date at fair value, net of forfeitures. The financial statements for the years ended December 31, 2012, 2011, and 2010 recognize compensation cost for the portion of outstanding awards which have vested during the applicable year. The Company recognizes stock-based compensation costs over the requisite service period of the award.

Restricted stock:

The Company awards restricted common shares to selected employees, and non-employee directors. Recipients are not required to provide any consideration other than continued service. Company share awards are subject to certain restrictions on transfer, and all or part of the shares awarded may be subject to forfeiture upon the occurrence of certain events, including employment termination. The restricted stock is valued at its grant date fair value and expensed over the requisite service period or the vesting term of the award.

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Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and bank deposits. By their nature, all such instruments involve risks including credit risks of non-performance by counterparties. A substantial portion of the Company's cash and cash equivalents and bank deposits are invested with banks with high investment grade credit ratings.

Segments:

The Company’s operations consist primarily of retail sales of manufactured and natural stone tiles, setting and maintenance materials, and related accessories in the United States and through its website. The Company’s chief operating decision maker only reviews the consolidated results of Company and accordingly the Company has concluded it has one reportable segment.

Advertising costs:

Advertising costs are charged to expense as incurred. Advertising costs were $2.9 million, $2.1 million, and $2 million , for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Property and equipment:

Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized while repairs and maintenance costs are charged to operations when incurred. Property and equipment is depreciated or amortized using the straight-line method over estimated useful lives ranging from three to seven years. Assets purchased under a capital lease are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is included in the results of operations.

Asset life (in years)
Buildings and building improvements	40
Leasehold improvements	8 – 26
Furniture and fixtures	3 – 7
Machinery and equipment	5 – 7
Computer equipment	5 – 7
Purchased computer software	3 – 5
Vehicles	3 – 5

Debt issuance costs:

The Company has capitalized approximately $594,000 of debt issuance costs during the year ended December 31, 2012. The Company amortizes the debt issuance costs under the effective method over the life of the related debt instrument and includes these costs with other assets on the consolidated balance sheets. Amortization of debt issuance costs of approximately $20,000 for the year ended December 31, 2012 is included in interest expense in the consolidated statements of income. The remaining balance of deferred costs was approximately $574,000 at December 31, 2012.

Accrued warrant liability:

Outstanding warrants are accounted for as derivative instruments in accordance with the Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. As such, changes in the fair value of the warrants are recorded in the statements of income as “Change in fair value of warrant liability.”

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Leases:

The Company classifies all leases at the inception date as either a capital lease or an operating lease. Leases of assets under which there is transfer of substantially the entire risk and rewards incidental to ownership as per ASC 840 “Leases” are classified as capital leases. All other leases are classified as operating leases.

Assets under capital leases are capitalized and lease payments are allocated to the lease obligation and interest on the obligation amount.

Rent expense on operating leases is charged to expense in accordance with the terms of the agreement. For leases that contain fixed escalation of the minimum rent, rent expense is recognized on a straight-line basis through the end of the lease term. The start of the lease term is the earlier of the lease commencement date or the date the Company takes possession of the asset. The difference between the straight-line rent amounts and amounts payable under the leases is recorded as deferred rent.

Self insurance:

The Company is self-insured for certain employee health benefit claims. The Company estimates a liability for aggregate losses below stop-loss coverage limits based on estimates of the ultimate costs to be incurred to settle known claims and claims not reported as of the balance sheet date. The estimated liability is not discounted and is based on a number of assumptions and factors including historical trends, and economic conditions. This liability could be affected if future occurrences and claims differ from these assumptions and historical trends. As of December 31, 2012 and 2011, an accrual of approximately $170,000 and $160,000 related to estimated claims was included in other current liabilities, respectively.

Note 4: Property Plant and Equipment:

Property and equipment consisted of the following at December 31 (in thousands):

	(thousands)
	2012	2011
Land	$703	$328
Building and building improvements	13,246	10,024
Leasehold improvements	40,513	31,333
Furniture and fixtures	64,979	47,482
Machinery and equipment	13,258	10,625
Computer equipment	6,044	4,394
Purchased computer software	2,663	2,447
Vehicles	2,154	2,070
Construction in progress	2,434	4,294
Total property, plant and equipment	145,994	112,997
Less accumulated depreciation and amortization	(62,103)	(49,248)
Less accumulated depreciation and amortization of capital leases	(1,811)	(1,684)
Total property, plant and equipment, net	$82,080	$62,065

Depreciation and amortization expense on property and equipment was approximately $10,500, $8,700, and $7,200 for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 5: Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	(thousands)
	2012	2011
Customer deposits	$4,080	$2,531
Taxes	1,490	763
Interest payable	349	-
Special cash distribution units	-	277
Sales return reserve	1,815	2,359
Total accrued liabilities	$7,734	$5,930

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  Note 6: Long-term debt

Long-term debt consisted of the following at December 31:

	(thousands)
	2012	2011
Variable interest rate (0.37% and 0.47% at December 31, 2012 and
2011 respectively) bonds, which mature April 1, 2023,
collateralized by buildings and equipment	$1,445	$1,790
Term note payable - Bank of America, quarterly installments of $875, interest at 2.6154% through October 2017	24,125	-
Commercial bank credit facility - Wells Fargo	-	1,214
Commercial bank credit facility - Bank of America	47,600	-
	73,170	3,004
Less: current portion	3,860	559
Debt obligations, net of current portion	$69,310	$2,445

Approximate annual aggregate maturities of debts are as follows: (thousands)

Fiscal Year
2013	$3,860
2014	3,590
2015	3,595
2016	3,595
2017	3,600
Thereafter	54,930
Total future maturities payments	$73,170

The Company had a $3 million commercial credit facility with a bank which was terminated in October 2012. Borrowings under this arrangement bore interest at 2.0% above the daily one-month LIBOR rate (2.295 % at December 31, 2011) and were secured by substantially all Company assets.

On October 3, 2012, the Company and its operating subsidiary The Tile Shop, LLC entered into a credit agreement with Bank of America, N.A. (the “Credit Agreement”). The Credit Agreement provides the Company with a $100 million senior secured credit facility, comprised of a five-year $25 million term loan and a $75 million revolving line of credit. Borrowings pursuant to the Credit Agreement will bear interest at either a base rate or a LIBOR-based rate, at the option of the Company. The LIBOR-based rate will range from LIBOR plus 1.75% to 2.25%, depending on The Tile Shop’s leverage ratio. The base rate will be equal to the greatest of: (a) the Federal funds rate plus 0.50%, (b) the Bank of America “prime rate,” and (c) the Eurodollar rate plus 1.00%, in each case plus 0.75% to 1.25% depending on The Tile Shop’s leverage ratio. At December 31, 2012 the interest rate was 2.615%. The term loan requires quarterly principal payments of $875,000. The Credit Agreement contains customary events of default, conditions to borrowings, and restrictive covenants, including restrictions on the Company’s and The Tile Shop’s ability to dispose of assets, make acquisitions, incur additional debt, incur liens, make investments, or enter into certain types of related party transactions. The credit facility also includes financial and other covenants including covenants to maintain certain fixed charge coverage ratios and rent adjusted leverage ratios. The Company was in compliance with the covenants during the year ended December 31, 2012. The additional borrowings pursuant to the Credit Agreement may be used to support the Company’s growth and for working capital purposes.

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As part of the Business Combination, Promissory notes were issued by the Company in the aggregate principal amount of $69.8 million (the “Promissory Notes”). The Promissory Notes had a three year term, could be prepaid at any time without penalty, and bear interest at a rate of 4% per annum, payable quarterly. Upon the issuance of senior indebtedness where the proceeds of such indebtedness were used to repay not less than 50% of the aggregate principal amount of the Promissory Notes, the term of the Promissory Notes would be extended to the date 180 days following the term of such senior indebtedness and the interest rate on the outstanding principal amount of the Promissory Notes would increase to 10% per annum. If the Promissory Notes were not repaid by the Company in full by the third anniversary of the consummation of the Business Combination, up to an aggregate of $20 million of the then-outstanding principal amount of the Promissory Notes would have been convertible into shares of the Company’s common stock at a conversion price of $10.00 per share. The Company utilized borrowings pursuant to the Credit Agreement to pay all outstanding obligations of the Promissory Notes during 2012, in the aggregate principal amount of approximately $70 million, together with accrued interest.

Capital Leases:

The Company has several leases for store facilities that are accounted for as capital leases. These leases expire at various dates through 2022. Assets acquired under capital leases are included in property, plant and equipment.

As of December 31, 2012, minimum lease payments under the Company's capital lease obligation were as follows (thousands):

Fiscal Year
2013	$472
2014	472
2015	418
2016	217
2017	211
Thereafter	952
Less: amounts representing interest	(1,088)
Present value of future minimum lease payments	1,654
Less: current portion	234
Capital lease obligations, net of current portion	$1,420

Note 7: Commitments and Contingencies

Operating leases (thousands):

The Company leases buildings and office space under various operating lease agreements. In addition to rent, most leases require payment of real estate taxes, insurance, and common area maintenance. The leases generally have an initial lease term of 10 to 15 years and contain renewal options and escalation clauses. For leases that contain fixed escalation of the minimum rent, rent expense is recognized on a straight-line basis through the end of the lease term including renewals. The difference between the straight-line rent amounts and amounts payable under the leases is recorded as deferred rent. For the years ended December 31, 2012, 2011 and 2010, rent expense was approximately $14,000, $11,400, and $9,600, respectively.

Annual minimum rentals under non-cancelable operating leases are as follows, for the years ended December 31:

Fiscal Year
2013	$15,716
2014	16,541
2015	16,463
2016	16,455
2017	16,737
Thereafter	207,550
$289,462

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Note 8: Fair Value of Financial Instruments:

These consolidated financial statements include the following financial instruments: cash and cash equivalents, trade receivables, accounts payable, accrued expenses, capital leases, notes payable, debt and warrant liability. At December 31, 2012 and December 31, 2011, the carrying amount of the Company’s cash and cash equivalents, trade receivables, accounts payable and accrued expenses, approximated their fair values due to their short maturities. The carrying value of the Company’s borrowings and capital lease obligation approximates fair value based upon the market interest rates available to the Company for debt and capital lease obligations with similar risk and maturities. As of December 31, 2012 common stock warrants, which are classified as liabilities, are recorded at their fair market value.

The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations where inputs are observable or where significant value drivers are observable.

Level 3 – Instruments where significant value drivers are unobservable to third parties .

Our common stock warrants are listed for trading on the OTC market. As of December 31, 2012, and 2011, we had approximately $95 million, $0, respectively, in an accrued liability classified as a Level 1 security, related to warrants to purchase common stock. Warrant expense related to the change in fair value of the warrant liability was $82 million for the year ended December 31, 2012.

Note 9: Related Party Transactions

In January 2012, TS, Inc., ILTS and JWTS sold (i) an aggregate of 129,333 Common Units of The Tile Shop to Mr. Krasnow, (ii) an aggregate of 646,667 Common Units of The Tile Shop to the Peter H. Kamin Revocable Trust dated February 2003, the Peter H. Kamin Childrens Trust dated March 2007, and 3K Limited Partnership, entities of which Mr. Kamin is trustee or general partner, as applicable, (iii) an aggregate of 25,867 Common Units of The Tile Shop to Family Office Investors LLC, an entity in which Mark Riser, a member of the board of managers of The Tile Shop prior to the consummation of the Business Combination, is the sole member, and (iv) an aggregate of 19,400 Common Units of The Tile Shop to Warren Garden, in each case for $7.732 per unit. In connection with these transactions, The Tile Shop made certain representations and warranties.

During the years ended 2012 and 2011 The Tile Shop made payments of $300,000 to TS, Inc. in connection with the final redemption of an aggregate of 3,000,000 special cash distribution units of The Tile Shop issued to TS, Inc., which were fully-redeemed by The Tile Shop during 2012. In lieu of paying such amounts to TS, Inc. in cash, The Tile Shop reduced the outstanding amount under a promissory note, dated December 30, 2002, made by TS, Inc. and payable to The Tile Shop. Total principal payments made in cash related to this promissory note were approximately $1,205,000 and $263,000 for the years ended December 31, 2012 and 2011, respectively.

Note 10: Earnings Per Share

Basic earnings per share is calculated by dividing net income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted- average number of common shares outstanding, after giving effect to all dilutive potential common shares outstanding during the period. Common stock issued to The Tile Shop members in exchange for their ownership interests in The Tile Shop are retroactively reflected from January 1, 2010 as the number of shares outstanding in all periods prior to August 21, 2012 for the purpose the earnings (loss) per share calculation. The additional shares issued as part of the business combination have been reflected as of outstanding shares from August 21, 2012. For the years ended December 31, 2012, 2011, and 201, diluted net loss per share is identical to basic net loss per share as potentially dilutive securities have been excluded from the calculation of diluted net loss per common share because the inclusion of such securities would be anti-dilutive.

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Basic and diluted net income (loss) per share was calculated as follows (in thousands except share and per share data):

	For the Year Ended
	December 31
	2012	2011	2010
Net income (loss)	$(46,887)	$31,360	$29,709
Weighted-average shares outstanding – basic and diluted	35,837,609	32,261,168	$32,329,897
Basic and diluted net income (loss) per share	$(1.31)	$0.97	$0.92

Note 11: Equity Incentive Plans

2006 Plan:

In 2006, The Tile Shop created an equity incentive deferred compensation plan for certain key employees. The plan provisions called for granting participation units to key employees to allow them to participate in the increased value of The Tile Shop. Under the plan, the units granted were payable in cash on the 10th or 15th anniversary of the award, except in the event of death or a change of control in The Tile Shop, in which case settlement would occur on date of death of employee or date of change or control. On the settlement date, the participants will be paid cash equal to the difference between Fair Market Value as determined in accordance with the plan (“FMV”) of The Tile Shop’s common units as of the valuation date immediately preceding the exercise date less the initial FMV multiplied by the number of units.

In June 2006, 600,000 units were granted, which were exercisable on the 10th anniversary of the award. The initial FMV of the units was $1.203 per unit. The second grant of 200,000 units occurred on May 25, 2007 at an initial FMV of $2.1245 per unit which are exercisable on the 15th anniversary of the award. The final grant under the plan was on made January 1, 2009 for 200,000 units, which are exercisable on the 15th anniversary of the award. The initial FMV for these units was $3.1725 per unit. All the units vested immediately. These awards were accounted for under ASC 718 and classified as liabilities. The Company measured the liability at intrinsic value at each reporting period. Fluctuations in the intrinsic value of the liability award were recorded as increases or decreases in compensation expense immediately as the awards were fully vested at the grant date. The intrinsic value was calculated based on the difference between FMV of the Company’s common unit, based on an analysis of enterprise value at each valuation date, and the initial FMV determined in accordance with the plan.

Effective immediately prior to the consummation of the Business Combination, The Tile Shop terminated the 2006 Plan and agreed to make a lump-sum cash payment to each holder of the equity units one day following the first anniversary of the effective date of the Business Combination. The Company recognized compensation expense of $3.3 million, $2.2 million and $0.5 million for the years ended December 31, 2012, 2011 and 2010, respectively, related to this plan. As of December 31, 2012, the Company has a deferred compensation liability of $6.0 million related to this terminated 2006 Plan which is included in current liabilities.

January 2012 Plan:

On January 1, 2012, The Tile Shop granted and issued 233,500 Series 2012 Participating Capital Appreciation Common Units (“Restricted Stock Units”) to two members of its board of managers. The Restricted Stock Units are a new series of common units designated by the board of managers. These awards will vest equally over a four year period on the anniversary of issuance, except on occurrence of a significant event in which they will vest immediately. The Restricted Stock Units are subject to a recapture amount of $300 million as of the issue date, reduced from time to time by the aggregate amount of distributions (not including tax distributions) made, from and after the issue date, by The Tile Shop to the common holders with respect to their common units. No distributions were to be paid to the Series 2012 holders with respect to their Series 2012 units until the date that the common holders collectively have received distributions (not including tax distributions) of $300 million.

These awards were accounted for under ASC 718 and were classified as liabilities and measured at intrinsic value. Pursuant to the plan, effective immediately prior to the consummation of the Business Combination, the Restricted Stock Units fully vested. As a result, the Company recorded a $.5 million charge to the income statement to record the deferred compensation expense resulting from the accelerated vesting of the Restricted Stock Units. The Company has recognized compensation cost of $.6 million for the year ended December 31, 2012 related to these units. As a part of the Business Combination transaction the Restricted Stock Units were exchanged for common shares of the Company.

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2012 Plan:

Under the 2012 Equity Award Plan (the “2012 Plan”), 2,500,000 shares of the Company’s common stock were initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, and restricted stock awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2012 Plan will be increased on the first day of each calendar year beginning in 2013 and ending in 2022, in an amount equal to the lesser of (A) 2,500,000 shares, (B) six percent (6%) of the shares of common stock outstanding (on an as-converted basis) on the last day of the immediately preceding calendar year, and (C) such smaller number of shares of stock as determined by the Company’s board of directors. After December 31, 2012, the Company’s board of directors (i) acknowledged that 2,500,000 shares of common stock were added to the 2012 Plan reserve effective January 1, 2013 in accordance with the automatic share increase provision of the 2012 Plan, (ii) amended the 2012 Plan to eliminate the automatic share increase for subsequent years, and (iii) amended the 2012 Plan to authorize grants of performance-based awards, which may be paid in cash or equity, and determined to seek shareholder approval of the performance-based award amendment.

Stock Options:

On August 21, 2012 and in December 2012, the Company granted stock options to its employees that included both service condition requirements and market conditions. The options issued provide for the options to be vested in two different tranches:

(1)	two-thirds of the total grant vests 25% on each anniversary of the grant date for four years provided the employee has provided continued service; and
(2)	one-third of the total grant vests 25% on each anniversary of the grant date based both on the appreciation in the price of the Company’s common stock by 20% annually and continued service to the Company.

The options provide for certain acceleration of vesting and cancellation of options under different circumstances, such as a change in control, death, disability and termination of service. For the portion of the options that vest only based upon a service condition, the Company recognizes compensation expense net of forfeitures on a straight-line basis over the requisite service period. For the portion of the options that contain both a market and service condition, the Company recognizes compensation expense, net of forfeitures, using graded vesting over the requisite service period.

The fair value of each option grant containing only a service condition was estimated on the date of grant using the Black-Scholes option pricing. The assumptions used in the option valuation models are outlined in the following table:

2012
Risk-free interest rate	.60 - .62
Expected life	5.5 – 7 years
Expected volatility	38% - 46%
Expected dividend rate	-

The fair value of each option grant containing market and service conditions was estimated on the date of grant using a Monte Carlo Simulation analysis valuation model and assumes that price target thresholds will be achieved. If such price target thresholds are not met, compensation cost is not reversed. The inputs for expected volatility, expected dividends, and risk-free rate used in estimating those options’ fair value are the same as those noted in the table related to options issued with service conditions only, except the expected life for the options granted that contain market conditions is derived from the pricing model.

The computation of the expected volatility assumptions used in the option valuation models was based on historical volatilities and implied volatilities of peer companies. The Company utilized the volatilities of peer companies due to its lack of extensive history. For the options containing only a service condition, the Company used the “simplified” method for an expected life as prescribed in SEC Staff Accounting Bulletin (“SAB”) No. 110, for companies that do not have adequate historical data. The risk-free interest rate was based on the U.S. Treasury yield at the time of grant. The expected dividend yield was zero based on the fact the company has not paid dividends, nor does it intend to pay dividends in the future.

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Stock based compensation related to options for the years ended December 31, 2012, 2011 and 2010 was $1.3 million ($0.02 per share basic), $0, and $0, respectively, and was included in selling, general and administrative expenses in the consolidated statements of income. As of December 31, 2012, the total future compensation cost related to non-vested options not yet recognized in the consolidated statement of income was $7.8 million, of which $2 million is attributable to vesting upon price target thresholds being met and $5.7 million is attributable to time-based vesting. That cost is expected to be recognized over a weighted-average period of 3.23 years. This is an estimate based on options currently outstanding and therefore this projected expense could be more in the future. No stock options vested during the year ended December 31, 2012. Using the closing stock price of $16.83, on December 31, 2012, the number of non-vested shares outstanding was 1,751,000 with an intrinsic value of $11.9 million.

The following table summarizes stock option activity:

	Options	Weighted Average Exercise Price
Outstanding at beginning of period	-	-
Granted	1,777,500	$10.10
Exercised	-	-
Cancelled/Forfeited	(26,500)	10.00
Outstanding at end of period	1,751,000	10.10
Options exercisable at end of period	-	-
Vested during the year	-	-
Non vested at December 31, 2012	1,751,000	$10.10

Using the Black-Scholes option pricing model, management has determined that the service conditions only options issued in 2012 have a weighted-average grant date fair value of $5.56. Using the Monte Carlo Simulation analysis valuation model for the portion of the options that have a market and a service condition, management has determined the weighted-average grant date fair value to be $4.46. Non-vested options at December 31, 2012 have an average weighted fair value of $5.19, and weighted average contractual life of 9.65 years. As of December 31, 2012, 1,640,000 options were expected to vest with an weighted average exercise price of $10.5 and weighted average remaining contractual life of 9.7 years.

Options outstanding as of December 31, 2012 are as follows:

Range of Exercise Price				Weighted - Average
			Options	Exercise Price	Remaining Contractual Life-Years
$10.00	to	$13.00	1,721,000	10	9.64
$13.01	to	$16.00	30,000	15.83	9.97

Restricted Stock:

Also on August 21, 2012, the Company granted an executive officer an award of 250,000 shares of restricted common stock of the Company, which vests and become unrestricted as to one-third of the total number of shares of common stock on each of December 31, 2013, 2014, and 2015, subject to continued service as an employee, officer, or director of the Company. Compensation expense is recognized on a straight-line basis over the requisite service period. The grant-date fair value of these awards, as determined by the fair market value on date of grant, was $11 per share.

Furthermore, the Company also granted 45,000 shares of restricted common stock to its directors which vest at the end of one year from date of grant subject to continued service as directors of the Company. The grant-date fair value of these awards, as determined by the fair market value on date of grant, was $11 per share. Compensation expense is recognized on a straight-line basis over the requisite service period.

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The total expense associated with restricted stock for the year ended December 31, 2012 was $0.5 million. As of December 31, 2012, there was $2.8 million of total unrecognized expense related to unvested restricted stock awards, which are expected to vest, and are being amortized through 2015. The fair value of restricted stock granted in the 2012 fiscal year was $3.3 million. The total fair value of restricted stock that vested during the years ended December 31, 2012 was $0. Using the closing stock price of $16.83, on December 31, 2012, the number of restricted shares outstanding and expected to vest was 295,000, with an intrinsic value of $5 million.

Warrants:

In connection with the Merger, each outstanding JWCAC warrant that was formerly exercisable for one share of JWCAC common stock became exercisable for one share of the Company’s common stock. Total warrants outstanding as of the merger date was 17,833,333 warrants at an exercise price of $11.50 per share, and an expiration date of August 21, 2017.

The warrants are listed for trading on the OTC market. The terms of the warrants include a provision (the “Price Reduction Provision”) that requires the Company to reduce the exercise price by a stated formula if (i) the Company completes a transaction involving a reclassification or reorganization of the outstanding shares of its common stock, a merger or consolidation in which it is not the surviving company, or a sale of its assets and (ii) at least 30% of the consideration payable to common stockholders as a result of that transaction is not common stock listed on a national securities exchange or the OTC Bulletin Board.

The Company evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including common stock purchase warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed only to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on its evaluation, the Company concluded that the warrants are not indexed to the Company’s common stock in the manner contemplated by ASC Section 815-40-15 because the transactions that will trigger the Price Reduction Provision are not inputs to the fair value of the warrants. Accordingly, the existence of the Price Reduction Provision in the warrants requires us to classify the warrants as a derivative liability. The change in the fair value of the warrants at the end of each reporting period is recognized in other income (loss).

The following table sets forth the changes in the number of warrants outstanding:

	Number of	Weighted Average
	Warrants	Exercise Price

Outstanding at December 31, 2011	-	-
Issued in Business Combination	17,833,333	11.50
Exercised	(347,938)	(11.50)
Outstanding at December 31, 2012	17,485,495	11.50

As of December 31, 2012, 17,485,495 warrants were outstanding and exercisable with a weighted average exercise price of $11.50, and a remaining contractual life of 4.64 years. No warrants were granted during the period ended December 31, 2012.

Note 12: Income Taxes

As a result of the Business Combination, beginning August 21, 2012, the Company’s results of operations are taxed as a C Corporation. Prior to the Business Combination, The Tile Shop’s operations were taxed as a limited liability company, whereby The Tile Shop elected to be taxed as a partnership and the income or loss was required to be reported by each respective member on their separate income tax returns. Therefore, no provision for federal income taxes has been provided in the accompanying consolidated financial statements for periods prior to August 21, 2012. The provision recorded prior to August 21, 2012, represents income taxes primarily payable by the LLC, due to minimum fees in several states and income tax in the state of Michigan. The following amounts represent the determination of the deferred tax assets and liabilities recognized in the Business Combination. The change in status to a taxable entity and the transactions consummated as part of the Business Combination resulted in the recognition of deferred tax assets and liabilities based on the expected tax consequences of temporary differences between the book and tax basis of The Tile Shop’s assets and liabilities at the date of the Business Combination including the following:  (i) historical outside basis difference at December 31, 2011, (ii) outside basis differences occurring in 2012 prior to the Business Combination, and (iii) the tax basis increase of The Tile Shop membership interests directly held by TS Holdings related to the Business Combination. At December 31, 2012, outside basis differences prior to the Business Combination relating primarily to temporary basis differences in inventory, fixed assets, accruals, and Section 743, totaled approximately $5.9 million, which have been tax-effected at a 40% combined federal and state rate. This deferred tax asset of $5.9 million was recognized and included in the tax benefit for the year ended December 31, 2012. In addition, deferred tax assets of $27.7 million were recognized in connection with the Business Combination transactions (related to item (iii) above), which enables the Company to realize future tax deductions for the step-up in basis of the Tile Shop member ownership interests that have been contributed to the Company. These basis differences were credited directly to additional paid in capital as of the closing of the Business Combination. Total deferred tax assets recognized in connection with the Business Combination of $33.6 million were recorded.

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We have adopted ASC 740-10 relating to “Accounting for uncertainty in income taxes”. As a result of the implementation of ASC 740-10, no adjustment for uncertain tax positions was required. As of December 31, 2012, we have not recognized any liabilities for uncertain tax positions nor have we accrued interest and penalties related to uncertain tax positions. It is our policy to record interest and penalties through income tax expense.

Components of net deferred income taxes are as follows at December 31:

	(thousands)
	2012	2011
Deferred income tax assets:
Section 743 carryforward	$37,657	$-
Deferred compensation accrual	2,416	-
Leasehold improvement reimbursements	3,264	-
Inventory	2,126	-
Other	1,178	-
Total deferred income tax assets	46,641	-

Deferred income tax liabilities:
Stock-based compensation	824	-
Depreciation	15,588	-
Total deferred income tax liabilities	16,412	-
Net deferred income tax assets	$30,229	$-

Net deferred income tax assets recorded on the balance sheet:
Current	$9,364	$-
Long-term	$20,865	-
Total deferred tax assets recorded on the balance sheet	$30,229	$-

The components of benefit (provision) for income taxes for the year ending 2012 is as follows (thousands):

	2012
Benefit from (provision) for income taxes	Federal	State	Total
Current	$(149)	$(570)	$(719)
Deferred	2,381	340	2,721
Total	$2,232	$230	$2,002

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The following table reflects the effective income tax rate reconciliation for the years ended December 31, 2012, 2011, and 2010 (thousands):

	2012	2011	2010

Income (loss) from continuing operations before income taxes:	$(48,889)	$32,093	$30,318
Income tax benefit (provisions) at federal statutory rate (34%)	16,622	(10,912)	(10,308)
Permanent differences:
Income from entity not subject to tax	8,561	10,912	10,308
State tax, net of federal tax benefit	3,450	-	-
Change in Warrant liability	(31,734)	-	-
Minimum state fees before business combination	(534)	(733)	(609)
Section 743 Step up	5,900	-	-
Stock based compensation	(182)	-	-
Other	(81)	-	-
Benefit (provision) for income taxes	$2,002	$(733)	$(609)

We are subject to income taxes in the U.S. federal jurisdiction, and various state jurisdictions. Tax regulations from each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2009.

Note 13: Retirement Savings Plan

The Company has a 401(k) profit sharing plan covering substantially all full-time employees. Employee contributions are limited to the maximum amount allowable by the Internal Revenue Code. The Company matched approximately $280,000, $10,000 and $217,000 of employee contributions in 2012, 2011, and 2010 and made no discretionary contributions for any of the years presented.

Note 14: Supplemental Cash Flows Information (thousands)

	2012	2011	2010
Cash paid for interest	$349	$443	$469
Cash paid for income taxes	$2,727	$527	$543
Non cash items:
Issuance of promissory note as a part of business combination	$69,771	$-	$-
Increase in accrued expenses and APIC through business combination	$1,662	$-	$-
Increase in APIC for transaction costs	$2,490	$-	$-
Warrants recorded as a liability as part of business combination	$15,150	$-	$-
Reclassification of warrant liability to equity	$1,568	$-	$-
Increase in fixed assets through accounts payable	$1,516	$100	$-

  Note 15: - Quarterly Financial Data (Unaudited)

Quarterly results of operations for the years ended December 31 are summarized below (in thousands, except per share amounts):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2012
Net sales	$45,861	$46,314	$44,288	$46,187
Income from operations	10,464	10,903	5,569	7,476
Net income (loss)	10,133	10,657	(31,865)	(35,812)
Basic and diluted earnings (loss) per share	0.32	0.33	(0.87)	(0.84)

2011
Net sales	$37,875	$40,056	$37,084	$37,702
Income from operations	9,256	9,424	6,845	7,088
Net income	8,969	9,116	6,602	6,673
Basic and diluted earnings per share	0.28	0.28	0.21	0.21

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be borne by the registrant in connection with the issuance and distribution of the shares of common stock being registered hereby.

Securities and Exchange Commission registration fee	$16,473.75	*

Accounting fees and expenses	15,000

Legal fees and expenses	15,000

Financial printing and miscellaneous expenses	5,000

Total	$51,473.75

* Previously paid in connection with the filing of the Registrant’s registration statement on Form S-4 (File No. File No. 333-182482), which is amended hereby.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our certificate of incorporation provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with our directors, officers, and some of our employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 15.	Recent Sales of Unregistered Securities.

In August 2012, in connection with the consummation of the Business Combination, we issued and sold an aggregate of 32,000,000 shares of our common stock and promissory notes in the aggregate principal amount of approximately $70,000,000 to the Sellers (a total of 11 accredited investors) in consideration of the Sellers’ direct or indirect contribution of membership interest in The Tile Shop to us.

In August 2012, in connection with the consummation of the Business Combination, we issued and sold an aggregate of 1,500,000 shares of our common stock to a total of nine accredited investors at a purchase price of $10.00 per share, generating total gross proceeds of $15.0 million.

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The sales of these securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act. The purchasers of the securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. The registrant believes that all recipients of securities in these transactions were accredited investors, sophisticated investors, or had adequate access, through their relationships with the registrant, to information about the registrant. The sales of these securities were made without any general solicitation or advertising. No underwriters were involved in the issuance of these securities.

Item 16.	Exhibits.

See “Exhibit Index” following the signature page hereto.

Item 17.	Undertakings.

(a)          The undersigned registrant hereby undertakes:

(1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)          To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6)         That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any “free writing prospectus” relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other “free writing prospectus” relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

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(iv)        Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(h)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Plymouth, Minnesota on this 27th day of March, 2013.

TILE SHOP HOLDINGS, INC.

By:	/s/ Robert A. Rucker
Name: Robert A. Rucker
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert A. Rucker	Chief Executive Officer and Director	March 27, 2013
Robert A. Rucker	(Principal Executive Officer)

/s/ Timothy C. Clayton	Chief Financial Officer	March 27, 2013
Timothy C. Clayton	(Principal Financial Officer; Principal Accounting
Officer)

*	Director	March 27, 2013
Peter J. Jacullo III

*	Director	March 27, 2013
Peter H. Kamin

*	Director	March 27, 2013
Todd Krasnow

*	Director	March 27, 2013
Adam L. Suttin

*	Director and Chairman of the Board	March 27, 2013
William E. Watts

* By: /s/ Robert A. Rucker	Attorney-in-Fact	March 27, 2013
Robert A. Rucker

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Tile Shop Holdings, Inc.

Exhibit Index

Exhibit No .	Description
2.1	Contribution and Merger Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., The Tile Shop, LLC, members of The Tile Shop, LLC, Nabron International, Inc. Tile Shop Merger Sub, Inc. and Sellers’ representative – incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K filed by JWCAC on June 27, 2012.
3.1	Certificate of Incorporation of Tile Shop Holdings, Inc. – incorporated by reference to Exhibit 3.1 to the Registrant’s Form S-4 dated July 2, 2012.
3.2	Bylaws of Tile Shop Holdings, Inc. – incorporated by reference to Exhibit 3.2 to the Registrant’s Form S-4 dated July 2, 2012.
4.1	Specimen Common Stock Certificate – incorporated by reference to Exhibit 4.1 of Amendment No. 1 to the Registrant’s Form S-4 dated July 23, 2012.
4.2	Warrant Agreement, dated as of November 17, 2010, by and between JWCAC and Continental Stock Transfer & Trust Company – incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JWCAC on November 24, 2010.
4.3	Form of Promissory Note by and between Tile Shop Holdings, Inc. and each Seller – incorporated by reference to Exhibit 4.3 of Amendment No. 1 to the Registrant’s Form S-4 dated July 23, 2012.
5.1	Opinion of Foley & Lardner LLP – incorporated by reference to Exhibit 5.1 of Amendment No. 1 to the Registrant’s Form S-4 dated July 23, 2012.
10.1	Registration Rights Agreement, dated June 27, 2012, by and among JWC Acquisition Corp., Tile Shop Holdings, Inc., certain members of JWC Acquisition, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc. and certain other members of The Tile Shop, LLC – incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012.
10.2	Warrant Purchase Agreement, dated June 27, 2012, by and among JWC Warrant Holdings, LLC, Nabron International, Inc., The Tile Shop, Inc., JWTS, Inc., and certain other members of The Tile Shop, LLC – incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012.
10.3	Sponsor Lock-Up Agreement, dated June 27, 2012, by and among Tile Shop Holdings, Inc., JWC Acquisition Corp. and the members of JWC Acquisition, LLC – incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012.
10.4	Sellers Lock-Up Agreement, dated June 27, 2012, by and among Nabron International, Inc., The Tile Shop, Inc., ILTS, LLC, JWTS, Inc., certain other members of The Tile Shop, LLC, Tile Shop Holdings, Inc., and JWC Acquisition Corp. – incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012.
10.5	Sponsor Agreement, dated June 27, 2012, by and among the Sponsor and its members and Tile Shop Holdings, Inc. – incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by JWC Acquisition Corp. on June 27, 2012.
10.6*	Offer Letter Agreement, dated June 24, 2012, by and between Tile Shop Holdings, Inc. and Robert A. Rucker – incorporated by reference to Exhibit 10.6 to the Registrant’s Form S-4 dated July 2, 2012.
10.7*	Offer Letter Agreement, dated June 24, 2012, by and between Tile Shop Holdings, Inc. and Joseph Kinder – incorporated by reference to Exhibit 10.7 to the Registrant’s Form S-4 dated July 2, 2012.
10.8*	Offer Letter Agreement, dated June 24, 2012, by and between Tile Shop Holdings, Inc. and Carl Randazzo – incorporated by reference to Exhibit 10.8 to the Registrant’s Form S-4 dated July 2, 2012.
10.9*	Offer Letter Agreement, dated June 24, 2012, by and between Tile Shop Holdings, Inc. and Leigh H. Behrman – incorporated by reference to Exhibit 10.9 to the Registrant’s Form S-4 dated July 2, 2012.
10.10*	2012 Omnibus Award Plan (formerly known as 2012 Equity Award Plan) and form of Incentive Stock Option, Nonqualified Stock Option, and Stock Restriction Agreement under the 2012 Equity Award Plan – incorporated by reference to Exhibit 10.10 of Amendment No. 1 to the Registrant’s Form S-4 dated July 23, 2012.

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10.11	Amended and Restated Credit Agreement, dated as of August 31, 2010, by and between The Tile Shop, LLC and Wells Fargo Bank– incorporated by reference to Exhibit 10.11 of Amendment No. 1 to the Registrant’s Form S-4 dated July 23, 2012.
10.12	Amended and Restated Security Agreement, dated as of August 31, 2010, entered into by The Tile Shop, LLC in favor of Wells Fargo Bank – incorporated by reference to Exhibit 10.11 of Amendment No. 1 to the Registrant’s Form S-4 dated July 23, 2012.
10.13	Form of Indemnification Agreement by and between Tile Shop Holdings, Inc. and each of its directors and executive officers – incorporated by reference to Exhibit 10.11 of Amendment No. 1 to the Registrant’s Form S-4 dated July 23, 2012.
10.14*	Offer Letter Agreement, dated July 28, 2012, by and between Tile Shop Holdings, Inc. and Timothy C. Clayton – incorporated by reference to Exhibit 10.14 of Amendment No. 2 to the Registrant’s Form S-4 dated July 31, 2012.
10.15	Credit Agreement, dated as of October 3, 2012, by and among the Company, The Tile Shop, certain subsidiaries of The Tile Shop, each lender from time to time party thereto, and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer – incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K dated October 3, 2012.
10.16	Security Agreement, dated as of October 3, 2012, by and among the Company, The Tile Shop, ILTS, LLC, JWC Acquisition Corp., The Tile Shop of Michigan, LLC, and Bank of America, N.A., as Administrative Agent – incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K dated October 3, 2012.
10.17	Guaranty Agreement, dated as of October 3, 2012, by and among the Company, The Tile Shop, ILTS, LLC, JWC Acquisition Corp., The Tile Shop of Michigan, LLC, and Bank of America, N.A., as Administrative Agent – incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K dated October 3, 2012.
10.18*	Amendment No. 1 to the 2012 Omnibus Award Plan – incorporated by reference to Exhibit 10.18 to the Registrant’s Form 10-K/A for the year ended December 31, 2012.
16.1	Letter regarding change in certifying accountant – incorporated by reference to Exhibit 16 to the Registrant’s Form S-4 dated July 2, 2012.
21.1	Subsidiaries of Tile Shop Holdings, Inc. – incorporated by reference to Exhibit 21 to the Registrant’s Form S-4 dated July 2, 2012.
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm – filed herewith.
23.2	Consent of McGladrey LLP, independent registered public accounting firm – filed herewith.
23.3	Consent of Foley & Lardner LLP – included in Exhibit 5.1.
24.1	Power of Attorney (included on the “Signatures” page).
101.INS+	XBRL Instance Document.
101.SCH+	XBRL Taxonomy Extension Schema Document.
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document.

* Indicated a management contract or compensatory plan.

+ In accordance with Rule 406T of Regulation S-T, these XBRL (eXtensible Business Reporting Language) documents are furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

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